03033306

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.	0001021913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 22, 2003, Series 2003-BC5	**333-105643**

Name of Person Filing the Document
(If Other than the Registrant)

RECEIVED
SEP 23 2003
187
PROCESSING SECTION

PROCESSED
SEP 24 2003
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

CWABS, INC.

By: ____________________

Name: Michael Schloessmann

Title: Vice President

Dated: September 22, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

CWABS 2003-BC5
XS Spread Schedule at Pricing Speed

		Flat LIBOR			FWD LIBOR	
Period	Date	COLLAT Balance	Amount	Percent	COLLAT Balance	Amount
0	Sep30,03	500,000,000.00	0		500,000,000.00	0
1	Oct25,03	494,940,689.04	2,155,455.21	5.23	494,940,689.04	2,155,455.21
2	Nov25,03	488,847,034.00	2,010,350.83	4.93	488,847,034.00	1,997,991.06
3	Dec25,03	481,729,535.19	2,004,779.12	4.99	481,729,535.19	1,984,410.49
4	Jan25,04	473,605,082.62	1,954,448.40	4.95	473,605,082.62	1,924,581.17
5	Feb25,04	464,497,051.99	1,922,250.01	4.97	464,497,051.99	1,879,568.99
6	Mar25,04	454,437,104.34	1,924,259.64	5.08	454,437,104.34	1,865,548.14
7	Apr25,04	443,475,985.28	1,845,439.80	4.99	443,475,985.28	1,752,934.89
8	May25,04	431,972,514.21	1,819,277.88	5.05	431,972,514.21	1,696,009.47
9	Jun25,04	419,989,634.86	1,752,281.43	5.01	419,989,634.86	1,585,605.20
10	Jul25,04	408,341,783.84	1,719,031.27	5.05	408,341,783.84	1,517,255.07
11	Aug25,04	397,019,512.42	1,652,253.42	4.99	397,019,512.42	1,401,315.31
12	Sep25,04	386,013,640.51	1,604,328.60	4.99	386,013,640.51	1,311,842.70
13	Oct25,04	375,315,248.99	1,573,998.36	5.03	375,315,248.99	1,251,946.31
14	Nov25,04	364,915,672.25	1,512,462.68	4.97	364,915,672.25	1,139,671.68
15	Dec25,04	354,806,490.90	1,483,943.78	5.02	354,806,490.90	1,084,531.74
16	Jan25,05	344,979,524.75	1,425,661.61	4.96	344,979,524.75	973,169.47
17	Feb25,05	335,426,825.96	1,384,071.78	4.95	335,426,825.96	894,900.79
18	Mar25,05	326,140,672.40	1,387,585.11	5.11	326,140,672.40	914,459.58
19	Apr25,05	317,113,561.18	1,306,180.35	4.94	317,113,561.18	753,960.61
20	May25,05	308,017,343.22	1,282,774.46	5.00	308,017,343.22	722,552.73
21	Jun25,05	285,958,697.85	1,232,171.50	5.17	285,959,497.10	638,684.08
22	Jul25,05	265,856,175.76	1,190,971.45	5.38	265,893,184.60	869,881.20
23	Aug25,05	247,518,318.38	1,092,092.48	5.29	247,584,709.43	742,757.64
24	Sep25,05	230,973,944.05	1,013,285.24	5.26	231,064,012.33	660,426.45
25	Oct25,05	223,891,567.26	952,450.28	5.10	224,007,382.80	617,890.48
26	Nov25,05	217,034,761.88	912,106.86	5.04	217,174,474.51	555,448.34
27	Dec25,05	210,396,102.30	892,675.45	5.09	210,558,080.33	548,906.51
28	Jan25,06	203,968,413.60	854,783.62	5.03	204,158,053.96	548,582.71
29	Feb25,06	197,744,762.95	827,489.27	5.02	197,960,011.40	517,559.69
30	Mar25,06	191,718,451.27	827,848.39	5.18	191,957,360.29	564,848.03
31	Apr25,06	185,883,005.23	775,486.35	5.01	186,143,729.16	461,466.75
32	May25,06	180,232,169.49	759,175.76	5.05	180,512,959.91	459,655.47
33	Jun25,06	174,759,920.77	726,860.02	4.99	175,059,354.41	413,816.70
34	Jul25,06	169,460,313.39	711,252.57	5.04	169,785,989.57	472,216.00
35	Aug25,06	164,327,788.94	680,774.12	4.97	164,677,587.54	425,482.31
36	Sep25,06	159,356,891.61	659,019.41	4.96	159,728,805.38	403,588.61
37	Oct25,06	154,542,348.68	645,351.10	5.01	154,934,478.06	404,145.12
38	Nov25,06	149,879,064.31	619,350.13	4.96	150,289,612.44	355,247.40
39	Dec25,06	145,362,113.46	612,457.45	5.06	145,789,503.24	363,695.05
40	Jan25,07	140,986,736.03	589,322.00	5.02	141,434,705.18	366,536.43
41	Feb25,07	136,748,331.26	572,464.47	5.02	137,214,998.47	348,896.59
42	Mar25,07	132,642,452.26	574,277.42	5.20	133,126,039.33	392,625.62
43	Apr25,07	128,664,800.78	540,033.03	5.04	129,163,627.82	315,707.56
44	May25,07	124,811,222.12	529,382.63	5.09	125,323,702.97	318,040.71
45	Jun25,07	121,077,700.22	507,911.64	5.03	121,602,407.16	283,848.23
46	Jul25,07	117,460,352.96	497,935.05	5.09	117,998,926.13	312,352.49

47 Aug25,07	113,955,427.60	477,773.39	5.03	114,506,330.61	278,440.26
48 Sep25,07	110,559,296.34	463,408.00	5.03	111,121,080.21	263,155.01
49 Oct25,07	107,268,452.08	454,360.56	5.08	107,839,751.13	265,544.44
50 Nov25,07	104,079,504.34	436,009.39	5.03	104,659,032.24	234,566.39
51 Dec25,07	100,989,175.25	427,531.24	5.08	101,575,757.89	238,301.24
52 Jan25,08	97,994,295.76	410,292.45	5.02	98,588,358.55	223,834.00
53 Feb25,08	95,091,801.94	398,030.90	5.02	95,692,169.74	211,980.95
54 Mar25,08	92,278,731.36	394,525.87	5.13	92,884,299.38	231,730.30
55 Apr25,08	89,552,219.73	374,638.08	5.02	90,161,950.12	190,694.64
56 May25,08	86,909,497.50	367,426.52	5.07	87,522,416.13	195,857.89
57 Jun25,08	84,347,886.69	352,672.47	5.02	84,963,133.29	172,794.72
58 Jul25,08	81,864,801.58	345,923.33	5.07	82,482,414.37	186,515.97
59 Aug25,08	79,457,734.00	332,230.44	5.02	80,076,849.67	164,903.54
60 Sep25,08	77,124,262.48	322,677.02	5.02	77,744,072.89	158,252.95
61 Oct25,08	74,862,045.29	316,790.53	5.08	75,481,794.79	165,101.03
62 Nov25,08	72,668,817.83	304,443.52	5.03	73,287,800.61	146,417.46
63 Dec25,08	70,542,389.95	298,904.24	5.08	71,159,955.74	153,235.07
64 Jan25,09	68,480,643.47	287,313.21	5.03	69,096,466.89	138,440.65
65 Feb25,09	66,481,529.74	279,139.90	5.04	67,095,020.77	133,394.57
66 Mar25,09	64,543,067.31	279,805.97	5.20	65,153,677.46	162,348.65
67 Apr25,09	62,663,339.68	263,535.82	5.05	63,270,559.85	123,984.56
68 May25,09	60,840,493.06	258,769.63	5.10	61,443,851.54	130,240.82
69 Jun25,09	59,072,734.31	248,869.99	5.06	59,671,798.31	115,463.75
70 Jul25,09	57,358,328.89	244,378.75	5.11	57,952,832.08	122,714.38
71 Aug25,09	55,695,598.89	235,083.76	5.07	56,285,161.36	108,803.18
72 Sep25,09	54,082,921.10	228,503.23	5.07	54,667,193.60	105,052.24
73 Oct25,09	52,518,725.22	224,391.71	5.13	53,097,387.50	110,736.91
74 Nov25,09	51,001,492.08	215,934.72	5.08	51,574,251.34	98,059.99
75 Dec25,09	49,529,751.88	212,056.20	5.14	50,096,343.57	103,524.48
76 Jan25,10	48,102,082.61	189,408.37	4.73	48,662,357.36	92,364.56
77 Feb25,10	46,717,108.37	184,292.47	4.73	47,270,840.98	75,691.46
78 Mar25,10	45,373,497.89	186,398.93	4.93	45,920,485.45	98,011.87
79 Apr25,10	44,069,963.04	174,510.04	4.75	44,610,023.62	70,664.53
80 May25,10	42,805,257.34	171,912.70	4.82	43,338,228.90	75,881.35
81 Jun25,10	41,578,174.62	165,051.80	4.76	42,103,915.94	65,974.78
82 Jul25,10	40,387,547.63	162,597.65	4.83	40,906,026.54	71,637.22
83 Aug25,10	39,232,246.81	156,138.48	4.78	39,743,348.00	62,261.15
84 Sep25,10	38,111,178.96	151,860.35	4.78	38,614,803.12	60,104.84
85 Oct25,10	37,023,286.09	149,579.57	4.85	37,519,348.93	64,593.98
86 Nov25,10	35,967,544.22	143,683.66	4.79	36,455,975.61	56,021.81
87 Dec25,10	34,942,962.26	141,527.30	4.86	35,423,707.67	60,350.65
88 Jan25,11	33,948,580.91	135,987.14	4.81	34,421,693.44	53,104.31
89 Feb25,11	32,983,471.64	132,309.71	4.81	33,448,912.08	51,325.87
90 Mar25,11	32,046,735.60	133,492.71	5.00	32,504,476.07	67,158.48
91 Apr25,11	31,137,502.73	125,279.01	4.83	31,587,525.90	48,059.19
92 May25,11	30,254,930.73	123,399.99	4.89	30,697,229.22	51,950.20
93 Jun25,11	29,398,204.18	118,658.57	4.84	29,832,781.67	45,066.72
94 Jul25,11	28,566,533.66	116,878.31	4.91	28,993,473.31	49,379.11
95 Aug25,11	27,759,154.86	112,423.47	4.86	28,178,470.39	42,888.67
96 Sep25,11	26,975,327.78	109,435.46	4.87	27,387,040.68	41,581.29

	FWD+150bps		
Percent	COLLAT Balance	Amount	Percent
	500,000,000.00	0	
5.23	494,940,689.04	2,155,455.21	5.23
4.90	488,847,034.00	1,358,692.67	3.34
4.94	481,729,535.19	1,373,351.70	3.42
4.88	473,605,082.62	1,302,347.19	3.30
4.86	464,497,051.99	1,268,826.78	3.28
4.93	454,437,104.34	1,305,946.99	3.45
4.74	443,475,985.28	1,169,383.54	3.16
4.71	431,972,514.21	1,144,946.98	3.18
4.53	419,989,634.86	1,035,622.24	2.96
4.46	408,341,783.84	1,002,371.70	2.95
4.24	397,019,512.42	886,975.46	2.68
4.08	386,013,640.51	812,908.62	2.53
4.00	375,315,248.99	782,564.23	2.50
3.75	364,915,672.25	670,415.33	2.20
3.67	354,806,490.90	643,190.37	2.18
3.39	344,979,524.75	532,213.51	1.85
3.20	335,426,825.96	467,182.62	1.67
3.36	326,140,672.40	537,220.98	1.98
2.85	317,113,561.18	351,792.52	1.33
2.81	308,017,343.22	344,297.76	1.34
2.68	285,959,508.67	262,854.42	1.10
3.93	265,893,346.28	528,037.63	2.38
3.60	247,584,992.97	417,454.45	2.02
3.43	231,064,395.76	359,405.96	1.87
3.31	224,007,873.99	346,612.40	1.86
3.07	217,175,065.83	285,042.17	1.57
3.13	210,558,857.25	296,351.47	1.69
3.22	204,161,896.03	321,495.32	1.89
3.14	197,966,715.67	297,770.29	1.80
3.53	191,966,733.81	372,390.82	2.33
2.97	186,155,588.57	255,776.40	1.65
3.06	180,527,131.00	267,551.13	1.78
2.84	175,075,754.85	222,241.15	1.52
3.34	169,808,486.78	334,312.20	2.36
3.10	164,705,765.68	285,991.26	2.08
3.03	159,762,269.18	268,429.88	2.02
3.13	154,972,851.96	279,281.01	2.16
2.84	150,332,539.72	222,911.67	1.78
2.99	145,836,654.05	240,740.89	1.98
3.11	141,487,032.42	259,188.95	2.20
3.05	137,272,116.23	244,366.54	2.14
3.54	133,187,581.25	305,621.12	2.75
2.93	129,229,246.21	216,588.51	2.01
3.05	125,393,067.99	226,613.04	2.17
2.80	121,675,215.15	190,002.14	1.87
3.18	118,075,260.11	231,963.18	2.36

2.92	114,585,885.65	195,408.83	2.05
2.84	111,203,567.37	182,226.34	1.97
2.95	107,924,896.76	191,054.56	2.12
2.69	104,746,577.27	157,702.73	1.81
2.82	101,665,476.21	167,781.80	1.98
2.72	98,680,644.61	160,102.68	1.95
2.66	95,786,764.05	149,762.14	1.88
2.99	92,980,956.47	178,561.57	2.30
2.54	90,260,437.91	131,445.06	1.75
2.69	87,622,515.32	141,534.05	1.94
2.44	85,064,636.87	116,416.94	1.64
2.71	82,584,570.95	130,269.66	1.89
2.47	80,179,511.54	106,856.47	1.60
2.44	77,847,101.14	101,686.78	1.57
2.62	75,585,058.88	112,936.57	1.79
2.40	73,391,178.02	92,815.68	1.52
2.58	71,263,325.24	103,622.03	1.74
2.40	69,199,525.66	85,969.07	1.49
2.39	67,197,681.32	82,322.91	1.47
2.99	65,255,858.19	120,182.12	2.21
2.35	63,372,184.80	75,598.47	1.43
2.54	61,544,850.12	85,196.75	1.66
2.32	59,772,102.34	69,638.66	1.40
2.54	58,052,279.42	79,080.36	1.63
2.32	56,383,702.79	64,591.98	1.37
2.31	54,764,783.91	62,039.99	1.36
2.50	53,193,985.32	70,461.46	1.59
2.28	51,669,818.93	57,342.97	1.33
2.48	50,190,844.88	65,340.93	1.56
2.28	48,755,692.36	53,239.25	1.31
1.92	47,362,986.34	38,932.42	0.99
2.56	46,011,420.53	66,321.16	1.73
1.90	44,699,730.32	35,807.92	0.96
2.10	43,426,691.51	43,344.89	1.20
1.88	42,191,119.34	32,909.75	0.94
2.10	40,991,889.71	40,246.33	1.18
1.88	39,827,866.37	30,399.30	0.92
1.87	38,697,973.77	29,108.67	0.90
2.07	37,601,170.51	35,657.62	1.14
1.84	36,536,448.24	26,843.84	0.88
2.04	35,502,830.57	32,925.02	1.11
1.85	34,499,393.77	25,024.04	0.87
1.84	33,525,198.96	24,081.23	0.86
2.48	32,579,359.48	43,391.13	1.60
1.83	31,661,016.67	22,599.58	0.86
2.03	30,769,338.87	27,460.60	1.07
1.81	29,903,520.67	21,375.86	0.86
2.04	29,062,798.27	25,766.30	1.06
1.83	28,246,398.58	20,400.82	0.87
1.82	27,453,589.71	19,892.55	0.87

cw03bc5_priced - Price/Yield - M6

Countrywide

Balance	$4,250,000.00	Delay	0	Index	LIBOR_1MO | 1.11
Coupon	4.61	Dated	9/30/2003	Mult / Margin	1 / 3.50
Settle	9/30/2003	First Payment	10/25/2003	Cap / Floor	999 / 0

Price	*1*	*2*	*3*	*4*	*5*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
93-24	393	492	519	541	557
94-00	391	486	512	533	548
94-08	390	480	505	525	539
94-16	388	474	498	517	531
94-24	386	468	491	509	522
95-00	384	462	484	501	514
95-08	382	457	477	494	506
95-16	381	451	470	486	497
95-24	379	445	464	478	489
96-00	377	439	457	470	480
96-08	375	434	450	463	472
96-16	374	428	443	455	464
96-24	372	422	436	447	456
97-00	370	417	430	440	447
97-08	369	411	423	432	439
97-16	367	405	416	425	431
97-24	365	400	409	417	423
98-00	363	394	403	410	415
98-08	362	389	396	402	406
98-16	360	383	389	395	398
98-24	358	377	383	387	390
WAL	25.81	5.16	4.20	3.66	3.34
Mod Durn	14.63	4.45	3.73	3.30	3.05
Principal Window	Jan25 - Mar32	Oct06 - Sep11	Oct06 - Dec09	Nov06 - Sep08	Nov06 - Aug07
LIBOR_1MO	1.11	1.11	1.11	1.11	1.11
LIBOR_6MO	1.20	1.20	1.20	1.20	1.20
Prepay	0 PricingSpeed	80 PricingSpeed	100 PricingSpeed	120 PricingSpeed	150 PricingSpeed
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)

WAC	7.250126484
NET	6.410009
WAM	350

CWABS 2003-BC5

	Standard & Poors			Fitch
	Analyst Name	Daniel Tegen		Analyst Name
MI > 85 down to 60				
	Foreclosure Frequency	**Loss Severity**	**Cum Loss**	**Foreclosure Frequency**
AAA	48.42%	34.33%	16.62%	
AA	44.10%	26.24%	11.57%	
A	34.62%	24.39%	8.44%	
A-				
BBB+				
BBB	29.15%	22.05%	6.43%	
BBB-	23.91%	21.91%	5.24%	
BB	15.10%	21.81%	3.29%	
B	7.61%	21.75%	1.65%	

Judah Samter

MI > 85 down to 60	
Loss Severity	**Cum Loss**
	16.00%
	10.75%
	7.25%
	5.00%

CWABS 2003-BC5

Class M4 (A/A)	25% Severity	35% Severity
break CDR	15.219 CDR	10.677 CDR
Cum Loss	40,835,938.59 (8.17%)	43,322,839.29 (8.66%)

Class M5 (A-/A-)	25% Severity	35% Severity
break CDR	14.497 CDR	10.214 CDR
Cum Loss	39,360,489.41 (7.87%)	41,788,009.40 (8.36%)

Class M6 (BBB+/BBB+)	25% Severity	35% Severity
break CDR	12.750 CDR	9.103 CDR
Cum Loss	35,644,664.37 (7.13%)	38,000,898.53 (7.60%)

Class B (BBB/BBB)	25% Severity	35% Severity
break CDR	12.187 CDR	8.747 CDR
Cum Loss	34,400,787.94 (6.88%)	36,755,080.24 (7.35%)

Assumptions:
Pricing Speed
No Recovery Lag
Defaults on Top of Prepays
Run To Maturity
Failing Triggers
Forward LIBOR
100% Servicing Advance

45% Severity
8.216 CDR
44,828,414.78 (8.97%)

45% Severity
7.875 CDR
43,243,903.24 (8.65%)

45% Severity
7.074 CDR
39,441,689.15 (7.89%)

45% Severity
6.817 CDR
38,197,208.97 (7.64%)

cwabs 2003-bc5

Bond M6

To Call	25% Severity	35% Severity
B/E CDR	8.89	6.30
Cum Loss	28,968,203.59 (5.79%)	28,256,988.61 (5.65%)

To Maturity	25% Severity	35% Severity
B/E CDR	7.89	5.58
Cum Loss	29,404,763.64 (5.88%)	28,775,412.54 (5.76%)

Bond B

To Call	25% Severity	35% Severity
B/E CDR	8.33	5.90
Cum Loss	27,068,992.59 (5.41%)	26,411,863.42 (5.28%)

To Maturity	25% Severity	35% Severity
B/E CDR	7.55	5.33
Cum Loss	28,067,525.05 (5.61%)	27,462,657.40 (5.49%)

Assumptions
Fwd LIBOR + 100
Pricing Speed
Failing Triggers
Prepayments All-in
12 Mo Lag
100% Servicing Advance

ABS New Transaction

Computational Materials

$500,000,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2003-BC5

Countrywide℠
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: August 21, 2003*

$500,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-BC5

Class [(1)]	Principal Balance [(2)]	WAL (Years) Call/Mat [(3)]	Payment Window (Mos) Call/Mat [(3)]	Expected Ratings (S&P/Fitch)	Last Scheduled Distribution Date	Certificate Type
A-1	$452,250,000	2.30 / 2.53	1-75 / 1-180	AAA / AAA	Dec 2033	Floating Rate Senior
M-1	$26,250,000	4.37 / 4.78	39-75 / 39-127	AA / AA	Sep 2033	Floating Rate Mezzanine
M-2	$13,500,000	4.30 / 4.55	38-75 / 38-105	A / A	Jun 2033	Floating Rate Mezzanine
B	$8,000,000	4.18 / 3.21	37-75 / 37-83	BBB/ BBB	Dec 2032	Floating Rate Subordinate
Total:	**$500,000,000**					

(1) The margins on the Senior Certificate doubles and the respective margins on the Subordinate Certificates are equal to 1.5x the related original margin after the Clean-up Call date.
(2) The principal balance of each Class of Certificates is subject to a 10% variance.
(3) See "Pricing Prepayment Speed" below.

Trust: Asset-Backed Certificates, Series 2003-BC5.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriter: Countrywide Securities Corporation (Lead Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class A-1 Certificate (the "***Senior Certificate***"), (ii) Class M-1, Class M-2 and Class B Certificates (the "***Subordinate Certificates***"). The Senior Certificate and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C and Class P Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Statistical Pool Calculation Date: Scheduled balances as of September 1, 2003.

Cut-off Date: As to any Mortgage Loan, the later of September 1, 2003 or the origination date of such Mortgage Loan.

Expected Pricing Date: September [10], 2003.

Expected Closing Date: September [30], 2003.

Expected Settlement Date:	September [30], 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in October 2003.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Class A-1 and Class M-1 are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-2 and Class B Certificates will not be SMMEA eligible.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions: 23% HEP for the Fixed Rate Mortgage Loans (i.e., prepayments start at 2.3% in month one, and increase 2.3% each month to 23% CPR in month ten, and remain at 23% CPR thereafter). The Adjustable Rate Mortgage Loans will be priced at 100% PPC. The Adjustable Rate Mortgage Loans will be priced at a prepayment constant which assumes 4% CPR in month 1, an additional 1/11th of 30% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, remaining constant at 70% CPR from month 24 until month 27 and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% per annum in any period.
Mortgage Loans:	The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the ***"Statistical Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Mortgage Pool"***). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information. As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $509,239,714 of which: (i) approximately $350,993,305 were adjustable rate Mortgage Loans (the "***Adjustable Rate Mortgage Loans***" and (ii) approximately $158,246,409 were fixed rate Mortgage Loans made to borrowers with credit-blemished histories (the "***Fixed Rate Mortgage Loans***") and, together with the Fixed Rate Mortgage Loans, the ***"Mortgage Loans"***).
Pass-Through Rate:	The Pass-Through Rate on each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate: The *"**Adjusted Net Mortgage Rate**"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate.

Net Rate Cap: The *"**Net Rate Cap**"* is generally equal to the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Carryover: For any Class of Offered Certificates, on any Distribution Date on which the Pass-Through Rate for such Class is limited by the Net Rate Cap, the *"**Net Rate Carryover**"* will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Cap Contract and Excess Cashflow remaining as described under the heading "Certificates Priority of Distributions" below.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

Class	S&P/ Fitch	Initial Subordination at Closing (1)	Target Subordination at Stepdown (1)
Class A-1	AAA/AAA	11.10%	22.20%
Class M-1	AA/AA	5.85%	11.70%
Class M-2	A/A	3.15%	6.30%
Class B	BBB/BBB	1.55%	3.10%

(1) Does not include any credit for Excess Interest.

1. Subordination. The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificate. Among the Subordinate Certificates, Certificates with a higher Class designation will be subordinate to, and provide credit support for, those Certificates with a lower designation.

2. Overcollateralization. On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates (*"**O/C**"*). Any realized Losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that the Overcollateralization is reduced, Excess Cashflow will be directed to pay principal on the Offered Certificates, resulting in the limited acceleration of the Offered Certificates relative to the amortization of the Mortgage Loans, until the O/C is restored to the Overcollateralization Target. Upon this event, the acceleration feature will generally cease.

3. Excess Cashflow. *"**Excess Cashflow**"* for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clauses 1) and 2) as described under "Certificates Priority of Distributions."

Overcollateralization Target:

The initial Overcollateralization Target will be zero and will remain at zero through the Payment Date occurring in December 2003, after which time the required Overcollateralization Target will be equal to 1.55% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Target"*** or "***Overcollateralization Target***").

On or after the Stepdown Date, the Overcollateralization Target will be equal to 3.10% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event has occurred.

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificate is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in October 2006
b. the first Distribution Date on which the principal balance of the Senior Certificate is less than or equal to 77.80% of the principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or O/C will be allocated to each class of Subordinate Certificates in reverse order of their payment priority (first to the Class B Certificates, then to the Class M-2 Certificates, and last to the Class M-1 Certificates), in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest (a) first, current and unpaid interest, to the Senior Certificate, then (b) current interest, sequentially, to the Subordinate Certificates;
2) Principal funds, to the Senior Certificate and Subordinate Certificates, each as described under "Principal Paydown" below;
3) Excess Cashflow as follows: as principal to the Senior Certificate and Subordinate Certificates to build or maintain O/C, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts sequentially to the Subordinate Certificates;
5) Any remaining Excess Cashflow, together with proceeds from the Cap Contract, to pay Net Rate Carryover as provided below;
6) To the Class C Certificates, any remaining amounts.

Proceeds from the Cap Contract and Excess Cashflow available to cover Net Rate Carryover shall first be distributed to the Offered Certificates on a pro rata basis, based on the certificate principal balances thereof, to the extent needed to pay any Net Rate Carryover for each such class; provided that any Excess Cashflow remaining after such allocation will be distributed to each class of Offered Certificates with respect to which there remains any unpaid Net Rate Carryover pro rata, based on the amount of such unpaid Net Rate Carryover, until reduced to zero. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the holders of the Class C Certificates and will not be available for payments on the Offered Certificates thereafter.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds will be paid, sequentially, to the Senior Certificate, provided, however, that if the Senior Certificate has been retired, such amounts will be applied sequentially to the Subordinate Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, sequentially, to the Senior Certificate from principal collections on the Mortgage Loans, such that the unpaid principal balance of the Class A-1 Certificates will have 22.20% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 11.70% subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 6.30% subordination, and (iv) fourth, to the Class B Certificates, such that the Class B Certificates will have 3.10% subordination.

All prepayment penalties collected on the Mortgage Loans will go to the Class P Certificates and will not be available for payment to any other Class of Certificates.

[Collateral Tables to Follow]

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

CWABS 2003-BC5 AggregateNoMI>85

ARM and Fixed $46,132,181

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

			Range
Total Number of Loans		268	
Total Outstanding Balance		$46,132,181	
Average Loan Balance		$172,135	$53,896 to $499,049
WA Mortgage Rate		7.613%	5.990% to 9.990%
Net WAC		7.104%	5.481% to 9.481%
ARM Characteristics			
WA Gross Margin		6.661%	4.850% to 9.740%
WA Months to First Roll		26	21 to 35
WA First Periodic Cap		2.319%	1.500% to 3.000%
WA Subsequent Periodic Cap		1.244%	1.000% to 1.500%
WA Lifetime Cap		14.140%	12.450% to 16.990%
WA Lifetime Floor		7.518%	0.000% to 9.990%
WA Original Term (months)		353	180 to 360
WA Remaining Term (months)		352	175 to 360
WA LTV		91.31%	85.32% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		599	
WA DTI%		42.65%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		94.73%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	5.27%	
	Unknown	94.73%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	25.73%	SFR	80.19%	FULL	58.21%	RCO	81.90%	OO	98.81%	A	57.79%	0	5.27%
FL	11.21%	PUD	11.33%	STATED	36.05%	PUR	14.93%	INV	1.19%	A-	26.33%	12	10.21%
OH	6.41%	CND	3.04%	SIMPLE	5.73%	RNC	3.17%			B	12.56%	24	47.72%
IL	4.95%	2T4	2.20%							C	3.31%	36	31.67%
VA	4.68%	3T4	1.65%									60	5.13%

ARM and Fixed $46,132,181

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
2/28 LIB6M	$28,248,323	155	61.23	$182,247	6.250	9.990	7.683	7.174	359.20	2.75	597	90.9
3/27 LIB6M	$8,892,125	59	19.28	$150,714	5.990	9.990	7.551	7.042	358.35	3.65	586	92.6
15Yr Fixed	$744,221	4	1.61	$186,055	6.870	8.990	7.771	7.262	177.49	2.51	584	89.6
20Yr Fixed	$351,580	3	0.76	$117,193	6.790	8.199	7.533	7.024	237.86	2.14	606	91.0
30Yr Fixed	$7,109,181	41	15.41	$173,395	6.250	9.990	7.347	6.838	357.05	2.92	626	91.3
30/15 Fixed Balloon	$786,751	6	1.71	$131,125	7.459	8.999	8.078	7.569	178.22	3.78	588	93.6
	$46,132,181	**268**	**100.00**	**$172,135**	**5.990**	**9.990**	**7.613**	**7.104**	**351.76**	**2.96**	**599**	**91.3**

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
ARM 360	$37,140,448	214	80.51	$173,553	5.990	9.990	7.651	7.142	359.00	2.97	595	91.3
Fixed 180	$1,530,973	10	3.32	$153,097	6.870	8.999	7.929	7.420	177.87	3.16	586	91.7
Fixed 240	$351,580	3	0.76	$117,193	6.790	8.199	7.533	7.024	237.86	2.14	606	91.0
Fixed 360	$7,109,181	41	15.41	$173,395	6.250	9.990	7.347	6.838	357.05	2.92	626	91.3
	$46,132,181	**268**	**100.00**	**$172,135**	**5.990**	**9.990**	**7.613**	**7.104**	**351.76**	**2.96**	**599**	**91.3**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
$50,000.01 - $75,000.00	$981,203	15	2.13	$65,414	6.400	9.990	8.652	8.143	334.70	2.91	579	91.6
$75,000.01 - $100,000.00	$3,809,023	43	8.26	$88,582	6.690	9.990	8.100	7.591	355.48	2.89	595	92.5
$100,000.01 - $150,000.00	$10,010,905	81	21.70	$123,591	6.250	9.990	7.899	7.390	350.64	3.19	592	92.2
$150,000.01 - $200,000.00	$8,948,056	53	19.40	$168,831	5.990	8.999	7.532	7.023	346.33	2.81	597	90.5
$200,000.01 - $250,000.00	$6,686,377	30	14.49	$222,879	6.500	8.520	7.566	7.057	352.81	2.92	585	91.4
$250,000.01 - $300,000.00	$4,623,299	17	10.02	$271,959	6.350	8.490	7.478	6.969	347.41	2.84	598	91.5
$300,000.01 - $350,000.00	$3,581,405	11	7.76	$325,582	6.690	8.320	7.562	7.053	358.93	3.07	589	89.6
$350,000.01 - $400,000.00	$2,545,204	7	5.52	$363,601	6.490	8.125	7.431	6.922	358.70	2.86	634	92.0
$400,000.01 - $450,000.00	$2,517,755	6	5.46	$419,626	6.500	8.250	7.226	6.717	358.51	3.16	615	91.6
$450,000.01 - $500,000.00	$2,428,955	5	5.27	$485,791	6.250	6.990	6.595	6.086	358.01	2.79	663	89.5
	$46,132,181	**268**	**100.00**	**$172,135**	**5.990**	**9.990**	**7.613**	**7.104**	**351.76**	**2.96**	**599**	**91.3**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
AL	$358,361	3	0.78	$119,454	6.900	7.500	7.230	6.721	358.00	4.00	637	100.0
AR	$253,909	2	0.55	$126,954	6.250	8.250	7.415	6.906	357.00	4.17	586	91.0
AZ	$262,078	2	0.57	$131,039	7.990	8.990	8.583	8.074	358.19	3.81	576	90.0
CA	$11,870,185	44	25.73	$269,777	6.250	8.500	7.234	6.725	354.04	3.10	610	90.6
CO	$1,042,094	6	2.26	$173,682	6.250	8.350	7.410	6.901	359.77	2.11	618	90.4
CT	$402,999	3	0.87	$134,333	7.750	8.490	7.994	7.485	358.55	3.45	582	93.8

ARM and Fixed $46,132,181

Detailed Report

DE	$81,813	1	0.18	$81,813	9.140	9.140	9.140	8.631	358.00	2.00	571	90.0
FL	$5,170,161	33	11.21	$156,672	6.400	9.990	7.696	7.187	358.56	2.94	605	90.8
GA	$1,187,094	9	2.57	$131,899	7.890	9.250	8.328	7.819	359.08	2.71	596	90.7
ID	$128,875	1	0.28	$128,875	7.750	7.750	7.750	7.241	359.00	3.00	617	90.0
IL	$2,281,907	15	4.95	$152,127	6.690	9.250	7.884	7.375	359.15	2.72	597	91.5
IN	$1,744,306	16	3.78	$109,019	6.250	9.500	7.957	7.448	328.72	3.52	590	93.6
KS	$107,770	1	0.23	$107,770	7.750	7.750	7.750	7.241	359.00	3.00	574	90.0
KY	$911,652	6	1.98	$151,942	7.230	8.990	7.717	7.208	301.53	3.00	582	91.7
LA	$252,486	2	0.55	$126,243	7.990	7.990	7.990	7.481	359.00	3.00	542	88.8
MA	$1,610,240	5	3.49	$322,048	6.490	8.430	7.415	6.906	358.95	2.56	638	90.9
MD	$1,860,292	8	4.03	$232,536	6.250	8.690	7.521	7.012	344.17	3.43	574	90.0
MI	$539,823	4	1.17	$134,956	6.990	8.140	7.464	6.955	358.14	2.93	630	91.8
MN	$977,031	5	2.12	$195,406	7.299	8.500	8.025	7.516	359.32	2.68	566	90.5
MO	$762,308	8	1.65	$95,288	6.900	9.670	8.576	8.067	359.01	2.99	583	93.1
MS	$378,371	2	0.82	$189,185	7.280	7.500	7.328	6.819	358.57	3.00	591	93.8
NC	$589,075	6	1.28	$98,179	8.200	9.990	8.731	8.222	358.63	3.37	605	95.0
NE	$77,745	1	0.17	$77,745	8.080	8.080	8.080	7.571	359.00	3.00	612	95.0
NH	$229,464	1	0.50	$229,464	7.300	7.300	7.300	6.791	359.00	3.00	616	94.9
NJ	$1,334,818	5	2.89	$266,964	6.350	8.320	7.343	6.834	359.33	2.33	592	90.3
NV	$730,632	4	1.58	$182,658	6.810	8.625	7.433	6.924	358.80	3.20	585	94.2
NY	$526,835	3	1.14	$175,612	6.875	8.650	7.858	7.349	357.72	3.84	616	91.8
OH	$2,956,471	22	6.41	$134,385	6.500	8.550	7.492	6.983	340.08	2.95	591	90.9
OR	$741,855	5	1.61	$148,371	5.990	8.500	7.596	7.087	359.12	2.88	603	91.2
PA	$1,569,375	8	3.40	$196,172	6.790	7.990	7.463	6.954	326.59	2.22	586	89.9
RI	$302,994	2	0.66	$151,497	6.870	8.690	7.680	7.171	357.89	2.11	611	88.0
SC	$197,028	2	0.43	$98,514	8.770	8.990	8.890	8.381	260.50	2.54	601	89.2
TN	$280,982	3	0.61	$93,661	7.990	9.125	8.378	7.869	357.45	3.45	595	94.0
TX	$1,050,391	7	2.28	$150,056	7.375	9.990	8.149	7.640	358.62	3.18	598	97.3
UT	$131,669	1	0.29	$131,669	8.240	8.240	8.240	7.731	359.00	3.00	584	95.0
VA	$2,157,902	15	4.68	$143,860	6.740	8.970	7.918	7.409	353.58	3.02	592	91.7
WA	$674,721	4	1.46	$168,680	6.600	7.990	7.215	6.706	358.84	2.82	578	91.0
WI	$396,472	3	0.86	$132,157	7.140	7.790	7.578	7.069	359.77	1.47	578	90.0
	$46,132,181	**268**	**100.00**	**$172,135**	**5.990**	**9.990**	**7.613**	**7.104**	**351.76**	**2.96**	**599**	**91.3**

Loan-to-Value (Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
85.01 - 90.00	$34,619,645	192	75.04	$180,311	5.990	9.250	7.586	7.077	352.22	2.79	594	89.6
90.01 - 95.00	$6,899,272	43	14.96	$160,448	6.250	9.990	7.636	7.127	352.96	3.17	608	94.5
95.01 - 100.00	$4,613,265	33	10.00	$139,796	6.875	9.990	7.777	7.268	346.53	3.95	626	99.8
	$46,132,181	**268**	**100.00**	**$172,135**	**5.990**	**9.990**	**7.613**	**7.104**	**351.76**	**2.96**	**599**	**91.3**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
5.875 - 5.999	$164,205	1	0.36	$164,205	5.990	5.990	5.990	5.481	359.00	3.00	596	90.0

ARM and Fixed $46,132,181

Detailed Report

6.250 - 6.374	$1,392,674	6	3.02	$232,112	6.250	6.350	6.270	5.761	358.17	2.73	637	89.9
6.375 - 6.499	$902,197	5	1.96	$180,439	6.400	6.490	6.474	5.965	359.41	2.18	629	88.9
6.500 - 6.624	$2,238,212	7	4.85	$319,745	6.500	6.600	6.512	6.003	358.63	2.82	642	90.3
6.625 - 6.749	$948,876	6	2.06	$158,146	6.690	6.740	6.712	6.203	359.41	2.59	605	90.0
6.750 - 6.874	$2,397,840	9	5.20	$266,427	6.750	6.870	6.794	6.285	336.84	2.61	626	91.1
6.875 - 6.999	$4,658,157	21	10.10	$221,817	6.875	6.990	6.962	6.453	358.38	3.18	609	90.8
7.000 - 7.124	$354,916	1	0.77	$354,916	7.000	7.000	7.000	6.491	360.00	2.00	652	90.0
7.125 - 7.249	$1,238,983	9	2.69	$137,665	7.140	7.240	7.189	6.680	358.64	2.84	593	90.3
7.250 - 7.374	$2,648,822	14	5.74	$189,202	7.250	7.300	7.264	6.755	358.36	3.53	605	94.6
7.375 - 7.499	$2,593,639	16	5.62	$162,102	7.375	7.499	7.444	6.935	350.85	3.07	599	91.5
7.500 - 7.624	$4,128,003	23	8.95	$179,478	7.500	7.620	7.551	7.042	341.69	3.05	602	92.6
7.625 - 7.749	$1,889,748	11	4.10	$171,795	7.625	7.740	7.688	7.179	359.06	2.61	578	90.6
7.750 - 7.874	$2,307,485	14	5.00	$164,820	7.750	7.859	7.773	7.264	358.65	3.07	603	91.5
7.875 - 7.999	$6,631,805	39	14.38	$170,046	7.875	7.999	7.975	7.466	343.12	3.04	578	90.4
8.000 - 8.124	$780,688	6	1.69	$130,115	8.000	8.100	8.073	7.564	358.13	3.00	594	92.9
8.125 - 8.249	$2,256,718	14	4.89	$161,194	8.125	8.240	8.183	7.674	353.62	2.96	601	91.6
8.250 - 8.374	$1,651,980	8	3.58	$206,498	8.250	8.370	8.289	7.780	358.65	3.35	570	91.3
8.375 - 8.499	$1,496,861	8	3.24	$187,108	8.379	8.490	8.462	7.953	359.20	2.80	595	91.9
8.500 - 8.624	$1,892,856	15	4.10	$126,190	8.500	8.600	8.528	8.019	358.80	2.91	596	91.2
8.625 - 8.749	$1,000,416	9	2.17	$111,157	8.625	8.740	8.677	8.168	358.84	2.58	584	90.5
8.750 - 8.874	$309,629	3	0.67	$103,210	8.750	8.800	8.780	8.271	358.81	3.19	559	87.9
8.875 - 8.999	$922,869	8	2.00	$115,359	8.940	8.999	8.975	8.466	291.70	3.10	578	91.7
9.000 - 9.124	$109,169	1	0.24	$109,169	9.000	9.000	9.000	8.491	359.00	3.00	568	90.0
9.125 - 9.249	$256,132	3	0.56	$85,377	9.125	9.140	9.135	8.626	357.95	2.68	557	90.0
9.250 - 9.374	$203,530	2	0.44	$101,765	9.250	9.250	9.250	8.741	357.77	3.00	555	91.9
9.375 - 9.499	$55,886	1	0.12	$55,886	9.400	9.400	9.400	8.891	358.00	4.00	599	95.0
9.500 - 9.624	$355,835	4	0.77	$88,959	9.500	9.600	9.536	9.027	359.40	2.60	574	96.7
9.625 - 9.749	$74,029	1	0.16	$74,029	9.670	9.670	9.670	9.161	360.00	2.00	618	95.0
9.875 - 9.999	$270,019	3	0.59	$90,006	9.990	9.990	9.990	9.481	358.72	2.51	574	98.2
	$46,132,181	**268**	**100.00**	**$172,135**	**5.990**	**9.990**	**7.613**	**7.104**	**351.76**	**2.96**	**599**	**91.3**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
SFR	$36,991,913	219	80.19	$168,913	5.990	9.990	7.592	7.083	352.51	2.91	601	91.2
PUD	$5,227,729	27	11.33	$193,620	6.490	9.990	7.522	7.013	344.69	3.23	593	92.1
CND	$1,403,585	10	3.04	$140,359	7.250	9.400	7.743	7.234	358.62	3.38	616	93.1
2T4	$1,014,071	5	2.20	$202,814	7.700	9.000	8.056	7.547	359.05	2.95	590	91.5
3T4	$763,278	2	1.65	$381,639	7.990	8.250	8.143	7.634	358.59	3.41	580	90.0
SFRA	$412,754	4	0.89	$103,189	6.790	9.140	7.812	7.303	314.93	2.07	588	91.1
4T4	$318,851	1	0.69	$318,851	7.990	7.990	7.990	7.481	359.00	3.00	574	90.0
	$46,132,181	**268**	**100.00**	**$172,135**	**5.990**	**9.990**	**7.613**	**7.104**	**351.76**	**2.96**	**599**	**91.3**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV

ARM and Fixed $46,132,181

Detailed Report

RCO	$37,782,871	217	81.90	$174,115	5.990	9.990	7.558	7.049	351.72	2.89	597	90.7
PUR	$6,888,672	41	14.93	$168,016	6.600	9.990	7.794	7.285	358.34	3.25	613	94.7
RNC	$1,460,638	10	3.17	$146,064	6.990	9.600	8.176	7.667	321.76	3.49	590	91.2
	$46,132,181	**268**	**100.00**	**$172,135**	**5.990**	**9.990**	**7.613**	**7.104**	**351.76**	**2.96**	**599**	**91.3**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
OO	$45,584,760	263	98.81	$173,326	5.990	9.990	7.603	7.094	351.67	2.97	599	91.3
INV	$547,421	5	1.19	$109,484	7.400	9.000	8.374	7.865	359.61	2.39	600	89.1
	$46,132,181	**268**	**100.00**	**$172,135**	**5.990**	**9.990**	**7.613**	**7.104**	**351.76**	**2.96**	**599**	**91.3**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
121 - 180	$1,530,973	10	3.32	$153,097	6.870	8.999	7.929	7.420	177.87	3.16	586	91.7
181 - 300	$351,580	3	0.76	$117,193	6.790	8.199	7.533	7.024	237.86	2.14	606	91.0
301 - 360	$44,249,629	255	95.92	$173,528	5.990	9.990	7.602	7.093	358.68	2.96	600	91.3
	$46,132,181	**268**	**100.00**	**$172,135**	**5.990**	**9.990**	**7.613**	**7.104**	**351.76**	**2.96**	**599**	**91.3**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
FULL	$26,854,961	172	58.21	$156,133	6.250	9.990	7.640	7.131	351.17	3.15	588	92.4
STATED INCOME	$16,631,551	85	36.05	$195,665	5.990	9.400	7.591	7.082	352.75	2.63	621	89.6
SIMPLE	$2,645,670	11	5.73	$240,515	6.500	8.990	7.466	6.957	351.54	3.09	583	90.6
	$46,132,181	**268**	**100.00**	**$172,135**	**5.990**	**9.990**	**7.613**	**7.104**	**351.76**	**2.96**	**599**	**91.3**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
701 - 710	$698,923	3	1.52	$232,974	6.500	7.250	6.667	6.158	358.31	3.36	702	92.8
691 - 700	$493,650	1	1.07	$493,650	6.500	6.500	6.500	5.991	357.00	3.00	694	90.0
681 - 690	$775,425	2	1.68	$387,713	6.800	6.875	6.835	6.326	356.53	3.47	683	97.4
671 - 680	$592,360	3	1.28	$197,453	6.990	7.150	7.014	6.505	358.05	3.65	673	93.2
661 - 670	$499,049	1	1.08	$499,049	6.250	6.250	6.250	5.741	358.00	2.00	661	87.7
651 - 660	$1,849,406	9	4.01	$205,490	6.250	7.750	6.951	6.442	348.05	2.70	656	90.2
641 - 650	$1,642,421	13	3.56	$126,340	6.450	8.650	7.350	6.841	358.83	3.17	645	93.4
631 - 640	$2,955,283	15	6.41	$197,019	6.750	8.500	7.410	6.901	358.53	3.03	634	91.5
621 - 630	$2,898,800	15	6.28	$193,253	6.790	8.450	7.601	7.092	352.89	2.54	625	90.5
611 - 620	$5,665,793	30	12.28	$188,860	6.250	9.670	7.486	6.977	356.31	3.16	616	92.5
601 - 610	$5,479,948	36	11.88	$152,221	6.750	9.990	7.837	7.328	350.34	2.98	606	92.4

ARM and Fixed $46,132,181

Detailed Report

591 - 600	$3,712,161	21	8.05	$176,770	5.990	9.500	7.524	7.015	350.02	2.75	597	91.5
581 - 590	$2,466,654	12	5.35	$205,555	7.280	9.990	8.186	7.677	324.82	2.87	585	92.2
571 - 580	$2,577,365	17	5.59	$151,610	6.740	9.140	8.042	7.533	354.05	2.85	573	92.0
561 - 570	$6,029,396	39	13.07	$154,600	6.475	9.600	7.749	7.240	345.22	2.79	565	89.8
551 - 560	$3,780,922	24	8.20	$157,538	6.850	9.550	7.682	7.173	358.77	2.97	556	89.9
541 - 550	$1,530,927	10	3.32	$153,093	6.400	8.740	7.819	7.310	359.02	2.90	548	89.5
531 - 540	$1,132,990	9	2.46	$125,888	6.990	9.990	8.298	7.789	348.85	3.52	537	89.9
521 - 530	$718,372	5	1.56	$143,674	6.990	8.490	7.799	7.290	359.00	3.00	525	89.3
511 - 520	$538,885	2	1.17	$269,443	6.990	7.990	7.566	7.057	357.00	5.00	517	90.0
501 - 510	$93,449	1	0.20	$93,449	9.125	9.125	9.125	8.616	357.00	3.00	504	90.0
	$46,132,181	**268**	**100.00**	**$172,135**	**5.990**	**9.990**	**7.613**	**7.104**	**351.76**	**2.96**	**599**	**91.3**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
A	$26,659,927	145	57.79	$183,862	5.990	9.990	7.478	6.969	352.28	2.91	623	91.7
A-	$12,148,179	73	26.33	$166,413	6.475	9.600	7.755	7.246	347.36	2.95	576	91.2
B	$5,796,501	40	12.56	$144,913	6.890	9.990	7.886	7.377	358.90	2.94	557	90.0
C	$1,527,575	10	3.31	$152,757	6.400	9.125	7.787	7.278	350.68	4.05	535	89.7
	$46,132,181	**268**	**100.00**	**$172,135**	**5.990**	**9.990**	**7.613**	**7.104**	**351.76**	**2.96**	**599**	**91.3**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0	$2,431,099	19	5.27	$127,953	7.250	9.990	8.280	7.771	359.20	2.69	609	92.1
12	$4,712,118	18	10.21	$261,784	6.800	8.800	7.657	7.148	358.48	3.18	609	92.2
24	$22,015,578	123	47.72	$178,988	6.250	9.990	7.623	7.114	358.34	2.71	597	90.6
36	$14,608,196	91	31.67	$160,530	5.990	9.990	7.472	6.963	344.16	3.23	598	91.6
60	$2,365,191	17	5.13	$139,129	6.250	9.250	7.604	7.095	316.42	3.53	605	93.1
	$46,132,181	**268**	**100.00**	**$172,135**	**5.990**	**9.990**	**7.613**	**7.104**	**351.76**	**2.96**	**599**	**91.3**

Range of Months to Roll (Excludes 54 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
19 - 24	23	$28,248,323	155	76.06	$182,247	6.250	9.990	7.683	7.174	359.20	2.75	597	90.9
32 - 37	34	$8,892,125	59	23.94	$150,714	5.990	9.990	7.551	7.042	358.35	3.65	586	92.6
	26	**$37,140,448**	**214**	**100.00**	**$173,553**	**5.990**	**9.990**	**7.651**	**7.142**	**359.00**	**2.97**	**595**	**91.3**

Range of Margin (Excludes 54 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
4.751 - 4.875	$278,949	1	0.75	$278,949	6.350	6.350	6.350	5.841	358.00	4.00	615	93.3

ARM and Fixed $46,132,181

Detailed Report

4.876 - 5.000	$215,007	2	0.58	$107,503	6.400	6.475	6.454	5.945	359.00	3.00	561	87.3
5.376 - 5.500	$3,727,667	18	10.04	$207,093	5.990	8.940	7.344	6.835	359.00	3.00	604	90.3
5.626 - 5.750	$1,352,756	5	3.64	$270,551	7.250	8.250	7.754	7.245	358.45	3.55	591	93.5
5.751 - 5.875	$626,844	5	1.69	$125,369	7.290	7.375	7.325	6.816	358.32	3.68	567	91.2
5.876 - 6.000	$4,886,176	26	13.16	$187,930	6.250	9.140	7.538	7.029	358.90	3.10	594	91.0
6.001 - 6.125	$268,229	2	0.72	$134,114	7.509	7.549	7.524	7.015	358.00	4.00	578	91.9
6.126 - 6.250	$2,571,248	12	6.92	$214,271	6.250	7.800	7.068	6.559	358.96	2.90	629	91.5
6.251 - 6.375	$1,200,732	7	3.23	$171,533	6.490	7.859	7.067	6.558	359.13	2.67	582	91.3
6.376 - 6.500	$3,678,817	22	9.91	$167,219	6.540	9.000	7.619	7.110	358.70	3.30	585	90.9
6.501 - 6.625	$305,718	3	0.82	$101,906	6.690	6.740	6.708	6.199	359.27	2.73	569	90.0
6.626 - 6.750	$3,079,360	16	8.29	$192,460	6.750	8.500	7.480	6.971	358.71	3.29	614	92.2
6.751 - 6.875	$1,390,576	7	3.74	$198,654	6.950	8.259	7.381	6.872	359.39	2.46	571	88.7
6.876 - 7.000	$2,525,979	20	6.80	$126,299	7.140	9.600	8.148	7.639	359.08	2.88	593	92.2
7.001 - 7.125	$1,139,418	6	3.07	$189,903	7.190	8.125	7.583	7.074	359.14	2.86	593	90.6
7.126 - 7.250	$1,095,576	7	2.95	$156,511	7.280	8.750	7.747	7.238	358.92	3.08	586	93.0
7.251 - 7.375	$626,565	4	1.69	$156,641	7.440	8.625	7.714	7.205	359.25	2.75	562	90.4
7.376 - 7.500	$1,751,653	13	4.72	$134,743	7.530	9.550	7.896	7.387	359.28	2.72	601	93.0
7.501 - 7.625	$1,172,015	7	3.16	$167,431	7.750	8.599	7.886	7.377	359.12	2.70	598	90.6
7.626 - 7.750	$300,536	2	0.81	$150,268	7.890	7.890	7.890	7.381	360.00	2.00	568	88.8
7.751 - 7.875	$1,306,589	7	3.52	$186,656	7.990	7.990	7.990	7.481	359.64	2.27	574	89.6
7.876 - 8.000	$398,884	4	1.07	$99,721	7.990	8.990	8.249	7.740	359.21	2.79	581	90.9
8.001 - 8.125	$559,140	3	1.51	$186,380	8.200	8.220	8.205	7.696	359.69	2.31	603	90.7
8.126 - 8.250	$760,808	3	2.05	$253,603	8.320	8.490	8.392	7.883	359.18	2.82	577	93.7
8.251 - 8.375	$1,036,106	5	2.79	$207,221	8.430	9.670	8.566	8.057	359.30	2.70	612	91.4
8.376 - 8.500	$163,808	1	0.44	$163,808	8.690	8.690	8.690	8.181	360.00	2.00	610	89.6
8.501 - 8.625	$89,896	1	0.24	$89,896	8.770	8.770	8.770	8.261	360.00	2.00	598	90.0
8.751 - 8.875	$348,620	2	0.94	$174,310	8.950	8.990	8.968	8.459	359.00	3.00	581	90.0
8.876 - 9.000	$185,921	2	0.50	$92,961	9.500	9.990	9.680	9.171	358.63	3.37	600	100.0
9.626 - 9.750	$96,857	1	0.26	$96,857	9.990	9.990	9.990	9.481	360.00	2.00	539	95.0
6.661	**$37,140,448**	**214**	**100.00**	**$173,553**	**5.990**	**9.990**	**7.651**	**7.142**	**359.00**	**2.97**	**595**	**91.3**

Range of Maximum Rates (Excludes 54 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
12.001 - 12.500	$1,588,480	6	4.28	$264,747	6.450	6.500	6.492	5.983	359.49	2.12	643	89.7
12.501 - 13.000	$3,228,653	16	8.69	$201,791	5.990	7.000	6.789	6.280	359.24	2.70	603	90.1
13.001 - 13.500	$3,913,683	20	10.54	$195,684	6.250	7.500	7.004	6.495	358.95	3.02	599	91.2
13.501 - 14.000	$9,444,536	48	25.43	$196,761	6.690	7.990	7.496	6.987	359.17	2.79	596	90.7
14.001 - 14.500	$7,451,152	44	20.06	$169,344	7.200	8.500	7.839	7.330	358.86	3.14	597	92.4
14.501 - 15.000	$6,757,392	42	18.19	$160,890	7.509	8.990	8.038	7.529	358.81	3.19	588	91.3
15.001 - 15.500	$3,024,703	20	8.14	$151,235	8.090	9.500	8.379	7.870	358.76	3.24	575	92.0
15.501 - 16.000	$1,368,200	14	3.68	$97,729	8.509	9.670	8.880	8.371	358.94	3.06	565	90.9
16.001 - 16.500	$198,535	2	0.53	$99,268	9.140	9.500	9.353	8.844	359.00	3.00	600	95.9
16.501 - 17.000	$165,113	2	0.44	$82,556	9.990	9.990	9.990	9.481	359.17	2.83	566	97.1
14.140	**$37,140,448**	**214**	**100.00**	**$173,553**	**5.990**	**9.990**	**7.651**	**7.142**	**359.00**	**2.97**	**595**	**91.3**

ARM and Fixed $46,132,181

Detailed Report

Next Interest Adjustment Date (Excludes 54 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
03/05	$222,088	1	0.60	$222,088	6.540	6.540	6.540	6.031	357.00	5.00	659	90.0
04/05	$361,008	2	0.97	$180,504	8.150	8.250	8.191	7.682	357.00	5.00	586	93.0
05/05	$5,750,255	30	15.48	$191,675	6.700	9.400	7.792	7.283	358.70	3.30	596	92.0
06/05	$15,083,598	81	40.61	$186,217	6.250	9.670	7.686	7.177	359.12	2.88	593	90.9
07/05	$6,622,721	40	17.83	$165,568	6.250	9.990	7.589	7.080	360.00	1.84	608	90.0
08/05	$208,654	1	0.56	$208,654	7.790	7.790	7.790	7.281	360.00	1.00	565	90.0
03/06	$208,654	2	0.56	$104,327	6.990	8.500	7.782	7.273	356.00	6.00	660	100.0
04/06	$1,228,706	7	3.31	$175,529	6.990	8.250	7.740	7.231	357.00	5.00	548	92.0
05/06	$2,885,263	21	7.77	$137,393	6.350	9.990	7.512	7.003	358.06	3.94	605	96.0
06/06	$4,569,502	29	12.30	$157,569	5.990	8.990	7.514	7.005	359.00	3.00	581	90.2
	$37,140,448	**214**	**100.00**	**$173,553**	**5.990**	**9.990**	**7.651**	**7.142**	**359.00**	**2.97**	**595**	**91.3**

First Payment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
03/03	$109,186	1	0.24	$109,186	7.459	7.459	7.459	6.950	175.00	7.00	657	100.0
04/03	$547,144	4	1.19	$136,786	6.540	8.500	7.085	6.576	355.98	5.59	669	95.6
05/03	$1,706,315	10	3.70	$170,632	6.990	8.250	7.853	7.344	356.86	5.00	560	92.1
06/03	$10,258,696	60	22.24	$170,978	6.350	9.990	7.670	7.161	352.24	3.51	603	93.5
07/03	$25,290,448	144	54.82	$175,628	5.990	9.670	7.603	7.094	351.32	2.91	596	90.7
08/03	$8,011,738	48	17.37	$166,911	6.250	9.990	7.551	7.042	353.36	1.81	610	89.9
09/03	$208,654	1	0.45	$208,654	7.790	7.790	7.790	7.281	360.00	1.00	565	90.0
	$46,132,181	**268**	**100.00**	**$172,135**	**5.990**	**9.990**	**7.613**	**7.104**	**351.76**	**2.96**	**599**	**91.3**

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

CWABS 2003-BC5 AggregateNoMI

ARM and Fixed $416,592,506

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

			Range
Total Number of Loans		2,638	
Total Outstanding Balance		$416,592,506	
Average Loan Balance		$157,920	$37,539 to $687,787
WA Mortgage Rate		7.245%	5.000% to 10.750%
Net WAC		6.736%	4.491% to 10.241%
ARM Characteristics			
WA Gross Margin		6.269%	2.000% to 10.340%
WA Months to First Roll		26	13 to 60
WA First Periodic Cap		2.318%	1.000% to 5.000%
WA Subsequent Periodic Cap		1.239%	1.000% to 1.500%
WA Lifetime Cap		13.753%	10.990% to 17.075%
WA Lifetime Floor		7.160%	0.000% to 10.750%
WA Original Term (months)		352	120 to 360
WA Remaining Term (months)		351	114 to 413
WA LTV		77.92%	20.00% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		616	
WA DTI%		40.88%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		90.04%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	9.96%	
	Unknown	90.04%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	34.29%	SFR	76.98%	FULL	56.02%	RCO	66.94%	OO	94.94%	A	61.80%	0	9.96%
FL	11.04%	PUD	9.17%	STATED	41.77%	PUR	23.51%	INV	4.57%	A-	17.82%	6	0.02%
IL	5.13%	CND	5.08%	SIMPLE	2.20%	RNC	9.54%	2H	0.49%	B	13.42%	12	5.92%
TX	4.47%	2T4	4.52%							C	6.14%	18	0.02%
NY	3.26%	3T4	1.83%							C-	0.58%	24	39.57%
										D	0.25%	30	0.07%
												36	40.27%
												48	0.15%
												60	4.02%

ARM and Fixed $416,592,506

Detailed Report

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
2/28 LIB6M	$206,408,552	1,263	49.55	$163,427	5.250	10.750	7.295	6.786	359.19	2.78	608	78.8
3/27 LIB6M	$78,023,290	480	18.73	$162,549	5.400	10.075	7.242	6.733	358.56	3.44	625	80.0
5/25 LIB6M	$1,561,450	10	0.37	$156,145	5.990	9.200	7.268	6.759	346.77	3.31	622	73.0
10Yr Fixed	$754,359	11	0.18	$68,578	7.050	9.750	7.863	7.354	116.46	3.54	608	59.6
15Yr Fixed	$9,356,983	88	2.25	$106,329	5.000	9.250	7.236	6.727	176.98	2.98	622	72.4
20Yr Fixed	$4,157,770	36	1.00	$115,494	5.750	9.250	7.292	6.783	236.77	3.17	616	71.8
25Yr Fixed	$961,670	4	0.23	$240,418	5.900	6.700	6.321	5.812	295.25	4.75	666	75.9
30Yr Fixed	$111,233,094	713	26.70	$156,007	5.650	10.410	7.150	6.641	357.03	2.87	625	75.7
30/15 Fixed Balloon	$4,135,338	33	0.99	$125,313	6.000	9.629	7.471	6.962	178.35	3.65	613	79.0
	$416,592,506	**2,638**	**100.00**	**$157,920**	**5.000**	**10.750**	**7.245**	**6.736**	**350.75**	**2.95**	**616**	**77.9**

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
ARM 180	$103,352	1	0.02	$103,352	6.950	6.950	6.950	6.441	179.00	3.00	642	52.2
ARM 360	$285,889,940	1,752	68.63	$163,179	5.250	10.750	7.280	6.771	359.02	2.96	613	79.1
Fixed 120	$754,359	11	0.18	$68,578	7.050	9.750	7.863	7.354	116.46	3.54	608	59.6
Fixed 180	$13,492,321	121	3.24	$111,507	5.000	9.629	7.308	6.799	177.40	3.19	619	74.4
Fixed 240	$4,157,770	36	1.00	$115,494	5.750	9.250	7.292	6.783	236.77	3.17	616	71.8
Fixed 300	$961,670	4	0.23	$240,418	5.900	6.700	6.321	5.812	295.25	4.75	666	75.9
Fixed 360	$111,233,094	713	26.70	$156,007	5.650	10.410	7.150	6.641	357.03	2.87	625	75.7
	$416,592,506	**2,638**	**100.00**	**$157,920**	**5.000**	**10.750**	**7.245**	**6.736**	**350.75**	**2.95**	**616**	**77.9**

Range of Current Balance												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
$25,000.01 - $50,000.00	$1,776,752	39	0.43	$45,558	6.000	9.999	8.104	7.595	325.33	3.22	631	67.6
$50,000.01 - $75,000.00	$19,174,644	301	4.60	$63,703	5.500	10.750	7.829	7.320	330.52	2.91	614	74.1
$75,000.01 - $100,000.00	$35,211,174	400	8.45	$88,028	5.750	10.140	7.579	7.070	343.72	2.93	611	78.3
$100,000.01 - $150,000.00	$95,360,451	774	22.89	$123,205	5.000	10.490	7.395	6.886	348.76	2.94	615	78.0
$150,000.01 - $200,000.00	$80,207,352	465	19.25	$172,489	5.250	9.300	7.223	6.714	350.71	2.89	611	77.4
$200,000.01 - $250,000.00	$66,659,600	300	16.00	$222,199	5.700	9.450	7.113	6.604	355.00	2.97	612	78.1
$250,000.01 - $300,000.00	$44,592,476	164	10.70	$271,905	5.500	8.990	7.080	6.571	356.58	2.96	616	78.9
$300,000.01 - $350,000.00	$26,302,175	81	6.31	$324,718	5.750	8.650	7.023	6.514	353.32	2.95	629	78.8
$350,000.01 - $400,000.00	$21,306,927	57	5.11	$373,806	5.400	8.770	7.013	6.504	355.37	3.00	632	78.7
$400,000.01 - $450,000.00	$13,891,672	33	3.33	$420,960	5.500	9.290	6.858	6.349	356.46	3.12	630	79.6
$450,000.01 - $500,000.00	$8,202,741	17	1.97	$482,514	5.900	8.875	6.948	6.439	357.77	3.30	640	79.2
$500,000.01 - $550,000.00	$2,570,848	5	0.62	$514,170	5.750	7.750	6.851	6.342	358.40	2.80	620	75.6
$600,000.01 - $650,000.00	$647,906	1	0.16	$647,906	6.875	6.875	6.875	6.366	358.00	2.00	619	65.6
$650,000.01 - $700,000.00	$687,787	1	0.17	$687,787	5.650	5.650	5.650	5.141	357.00	3.00	671	74.8
	$416,592,506	**2,638**	**100.00**	**$157,920**	**5.000**	**10.750**	**7.245**	**6.736**	**350.75**	**2.95**	**616**	**77.9**

Countrywide SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

CWABS 2003-BC5 AggregateNoMI

ARM and Fixed $416,592,506

Detailed Report

State												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
AK	$59,890	1	0.01	$59,890	8.500	8.500	8.500	7.991	359.00	3.00	513	63.8
AL	$448,041	4	0.11	$112,010	6.900	8.650	7.514	7.005	321.17	4.40	630	96.0
AR	$434,732	4	0.10	$108,683	6.250	8.250	7.337	6.828	333.04	3.68	610	87.8
AZ	$8,406,430	66	2.02	$127,370	5.990	9.500	7.270	6.761	356.99	3.03	612	79.6
CA	$142,849,694	677	34.29	$211,004	5.000	9.500	6.888	6.379	353.23	3.11	622	76.1
CO	$6,833,713	41	1.64	$166,676	5.750	8.625	7.141	6.632	357.56	2.97	622	80.9
CT	$4,731,657	28	1.14	$168,988	5.750	9.990	7.320	6.811	349.53	3.07	621	79.9
DE	$491,055	4	0.12	$122,764	6.550	9.140	7.485	6.976	333.35	4.33	600	79.7
FL	$46,002,983	328	11.04	$140,253	5.750	10.075	7.437	6.928	351.93	2.82	613	79.1
GA	$7,166,615	51	1.72	$140,522	5.490	9.250	7.726	7.217	350.32	3.21	616	80.8
HI	$780,193	4	0.19	$195,048	6.990	8.750	7.375	6.866	358.74	3.00	620	76.4
IA	$897,358	10	0.22	$89,736	6.440	8.800	7.441	6.932	358.65	2.98	599	75.9
ID	$1,804,164	17	0.43	$106,127	6.130	8.125	7.098	6.589	338.15	2.93	637	80.1
IL	$21,369,925	138	5.13	$154,855	5.350	9.460	7.498	6.989	351.38	2.80	611	78.4
IN	$7,130,521	70	1.71	$101,865	5.940	9.760	7.679	7.170	336.64	3.05	614	82.8
KS	$1,576,094	13	0.38	$121,238	6.300	8.400	7.312	6.803	352.94	2.90	628	81.2
KY	$2,959,805	25	0.71	$118,392	6.750	9.750	7.766	7.257	330.19	2.93	585	83.7
LA	$1,614,783	16	0.39	$100,924	7.000	9.100	7.748	7.239	325.71	3.07	600	79.0
MA	$11,654,793	56	2.80	$208,121	5.750	8.770	7.235	6.726	352.20	2.68	617	69.4
MD	$8,161,581	42	1.96	$194,323	5.990	9.460	7.486	6.977	342.16	3.49	600	79.9
ME	$111,790	1	0.03	$111,790	8.390	8.390	8.390	7.881	359.00	3.00	592	80.0
MI	$8,328,752	71	2.00	$117,306	5.400	9.950	7.367	6.858	352.21	2.82	619	76.8
MN	$7,843,065	46	1.88	$170,501	5.700	8.990	7.292	6.783	356.28	2.86	615	78.4
MO	$5,287,705	46	1.27	$114,950	5.500	9.990	7.453	6.944	346.51	2.80	630	80.1
MS	$835,305	8	0.20	$104,413	6.500	9.940	7.472	6.963	334.00	3.05	596	84.2
MT	$167,762	2	0.04	$83,881	7.300	9.250	8.286	7.777	357.01	4.00	610	82.5
NC	$4,747,477	39	1.14	$121,730	6.350	10.490	7.885	7.376	357.17	2.73	615	81.8
ND	$69,419	1	0.02	$69,419	6.730	6.730	6.730	6.221	359.00	3.00	657	80.0
NE	$481,146	4	0.12	$120,287	6.750	8.290	7.371	6.862	358.65	2.35	619	80.2
NH	$804,652	5	0.19	$160,930	7.300	8.640	7.828	7.319	325.43	3.00	582	80.2
NJ	$10,727,070	56	2.57	$191,555	5.400	9.540	7.323	6.814	349.90	2.46	604	76.4
NM	$204,825	3	0.05	$68,275	6.840	8.990	8.006	7.497	301.19	3.00	624	79.9
NV	$4,794,684	33	1.15	$145,293	5.490	9.300	7.352	6.843	353.14	3.10	625	80.8
NY	$13,581,574	70	3.26	$194,022	6.100	9.375	7.506	6.997	352.55	2.68	613	73.9
OH	$11,846,327	107	2.84	$110,713	5.250	10.750	7.417	6.908	345.81	2.89	613	81.8
OK	$1,871,981	17	0.45	$110,117	6.259	9.650	7.027	6.518	349.27	2.79	622	79.8
OR	$3,929,395	30	0.94	$130,980	5.375	8.650	7.193	6.684	353.30	2.94	617	79.1
PA	$8,418,975	60	2.02	$140,316	5.600	9.000	7.280	6.771	345.18	2.55	607	78.5
RI	$2,079,009	15	0.50	$138,601	6.500	8.690	7.664	7.155	352.50	2.47	591	74.4
SC	$2,537,365	18	0.61	$140,965	6.410	8.990	7.435	6.926	351.34	2.79	601	79.9
SD	$106,236	1	0.03	$106,236	7.330	7.330	7.330	6.821	360.00	2.00	697	80.0
TN	$3,528,565	37	0.85	$95,367	6.470	9.629	7.736	7.227	340.43	3.10	598	79.6
TX	$18,633,012	164	4.47	$113,616	5.925	10.140	7.595	7.086	339.82	2.90	624	79.2
UT	$2,496,304	20	0.60	$124,815	6.100	8.990	7.578	7.069	343.06	2.90	616	81.0
VA	$12,229,073	82	2.94	$149,135	5.950	9.440	7.544	7.035	350.02	3.02	608	81.1
WA	$10,194,404	65	2.45	$156,837	5.250	9.630	6.974	6.465	358.41	2.84	621	79.9
WI	$4,591,979	36	1.10	$127,555	6.180	9.940	7.398	6.889	354.47	2.54	616	80.7

ARM and Fixed $416,592,506

Detailed Report

WV	$575,003	4	0.14	$143,751	6.720	10.410	7.800	7.291	358.05	3.55	571	80.0
WY	$195,627	2	0.05	$97,813	7.250	8.200	7.626	7.117	287.06	3.00	605	82.5
	$416,592,506	**2,638**	**100.00**	**$157,920**	**5.000**	**10.750**	**7.245**	**6.736**	**350.75**	**2.95**	**616**	**77.9**

Loan-to-Value (Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
<= 50.00	$10,440,645	89	2.51	$117,311	5.000	9.540	7.178	6.669	331.95	2.94	602	41.9
50.01 - 55.00	$5,894,904	42	1.42	$140,355	5.900	9.999	7.019	6.510	338.68	2.77	606	52.4
55.01 - 60.00	$8,982,864	61	2.16	$147,260	5.000	9.940	7.036	6.527	337.58	2.97	607	57.8
60.01 - 65.00	$16,206,781	101	3.89	$160,463	5.625	9.950	7.151	6.642	347.18	2.98	594	63.1
65.01 - 70.00	$28,203,625	165	6.77	$170,931	5.700	9.760	7.145	6.636	350.43	2.98	603	68.5
70.01 - 75.00	$42,231,479	277	10.14	$152,460	5.250	10.410	7.260	6.751	348.14	2.97	600	74.0
75.01 - 80.00	$186,869,658	1,178	44.86	$158,633	5.250	10.750	7.149	6.640	353.04	2.95	633	79.6
80.01 - 85.00	$71,630,369	457	17.19	$156,740	5.550	10.490	7.365	6.856	351.99	2.94	608	84.3
85.01 - 90.00	$34,619,645	192	8.31	$180,311	5.990	9.250	7.586	7.077	352.22	2.79	594	89.6
90.01 - 95.00	$6,899,272	43	1.66	$160,448	6.250	9.990	7.636	7.127	352.96	3.17	608	94.5
95.01 - 100.00	$4,613,265	33	1.11	$139,796	6.875	9.990	7.777	7.268	346.53	3.95	626	99.8
	$416,592,506	**2,638**	**100.00**	**$157,920**	**5.000**	**10.750**	**7.245**	**6.736**	**350.75**	**2.95**	**616**	**77.9**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
5.000 - 5.124	$250,158	2	0.06	$125,079	5.000	5.000	5.000	4.491	175.99	4.01	740	46.8
5.250 - 5.374	$394,271	3	0.09	$131,424	5.250	5.350	5.278	4.769	359.00	3.00	715	77.2
5.375 - 5.499	$826,621	5	0.20	$165,324	5.375	5.490	5.421	4.912	359.12	2.88	667	75.0
5.500 - 5.624	$1,487,626	8	0.36	$185,953	5.500	5.600	5.515	5.006	337.06	3.24	664	78.2
5.625 - 5.749	$1,797,501	7	0.43	$256,786	5.625	5.740	5.672	5.163	358.08	2.93	651	72.4
5.750 - 5.874	$5,162,892	25	1.24	$206,516	5.750	5.860	5.778	5.269	353.34	3.03	666	76.8
5.875 - 5.999	$9,554,509	51	2.29	$187,343	5.875	5.999	5.960	5.451	350.94	3.27	656	74.7
6.000 - 6.124	$6,164,277	32	1.48	$192,634	6.000	6.100	6.035	5.526	338.00	3.43	647	73.6
6.125 - 6.249	$3,953,119	23	0.95	$171,875	6.125	6.240	6.173	5.664	342.78	2.99	642	74.4
6.250 - 6.374	$14,376,775	72	3.45	$199,677	6.250	6.369	6.271	5.762	348.95	3.16	641	76.6
6.375 - 6.499	$14,680,799	78	3.52	$188,215	6.375	6.499	6.433	5.924	356.90	3.01	648	77.4
6.500 - 6.624	$33,117,083	173	7.95	$191,428	6.500	6.620	6.524	6.015	353.78	2.85	635	77.2
6.625 - 6.749	$12,439,146	79	2.99	$157,458	6.625	6.740	6.673	6.164	356.21	2.71	636	77.3
6.750 - 6.874	$32,969,384	188	7.91	$175,369	6.750	6.870	6.774	6.265	351.38	2.76	627	75.7
6.875 - 6.999	$60,121,820	323	14.43	$186,136	6.875	6.999	6.968	6.459	350.40	2.94	628	76.9
7.000 - 7.124	$14,224,766	97	3.41	$146,647	7.000	7.110	7.037	6.528	351.06	2.75	621	78.1
7.125 - 7.249	$11,604,525	82	2.79	$141,519	7.125	7.240	7.179	6.670	346.27	2.94	625	77.1
7.250 - 7.374	$27,667,070	174	6.64	$159,006	7.250	7.360	7.277	6.768	354.22	2.97	619	78.6
7.375 - 7.499	$18,912,827	122	4.54	$155,023	7.375	7.499	7.453	6.944	351.61	3.01	617	79.0
7.500 - 7.624	$25,459,314	166	6.11	$153,369	7.500	7.620	7.532	7.023	347.33	3.27	610	80.6
7.625 - 7.749	$11,537,003	73	2.77	$158,041	7.625	7.749	7.679	7.170	357.44	2.93	592	79.2
7.750 - 7.874	$17,535,062	127	4.21	$138,071	7.750	7.860	7.780	7.271	351.36	2.85	598	78.1
7.875 - 7.999	$27,092,985	191	6.50	$141,848	7.875	7.999	7.965	7.456	348.37	2.87	584	80.2

ARM and Fixed $416,592,506

Detailed Report

8.000 - 8.124	$6,120,153	47	1.47	$130,216	8.000	8.110	8.049	7.540	357.20	2.79	601	81.4
8.125 - 8.249	$7,530,758	57	1.81	$132,119	8.125	8.240	8.178	7.669	352.65	2.70	604	82.8
8.250 - 8.374	$10,366,900	75	2.49	$138,225	8.250	8.370	8.277	7.768	353.36	2.92	582	79.3
8.375 - 8.499	$8,205,917	62	1.97	$132,354	8.375	8.490	8.432	7.923	348.63	2.96	578	79.3
8.500 - 8.624	$9,299,082	74	2.23	$125,663	8.500	8.620	8.528	8.019	348.99	2.99	573	80.1
8.625 - 8.749	$4,594,386	40	1.10	$114,860	8.625	8.740	8.679	8.170	350.59	2.78	581	80.3
8.750 - 8.874	$4,980,235	41	1.20	$121,469	8.750	8.870	8.784	8.275	343.69	3.13	564	75.3
8.875 - 8.999	$5,169,951	45	1.24	$114,888	8.875	8.999	8.949	8.440	335.18	3.45	570	79.6
9.000 - 9.124	$2,214,127	22	0.53	$100,642	9.000	9.120	9.043	8.534	357.78	2.71	564	75.6
9.125 - 9.249	$1,254,213	14	0.30	$89,587	9.125	9.240	9.169	8.660	352.57	3.43	553	80.0
9.250 - 9.374	$1,829,606	17	0.44	$107,624	9.250	9.300	9.273	8.764	339.06	2.76	550	79.5
9.375 - 9.499	$1,148,197	10	0.28	$114,820	9.375	9.499	9.438	8.929	341.62	3.28	549	76.8
9.500 - 9.624	$784,446	9	0.19	$87,161	9.500	9.600	9.531	9.022	358.61	3.24	558	78.5
9.625 - 9.749	$411,533	6	0.10	$68,589	9.629	9.690	9.657	9.148	329.82	2.62	577	79.4
9.750 - 9.874	$268,548	3	0.06	$89,516	9.750	9.760	9.752	9.243	279.36	3.96	522	73.4
9.875 - 9.999	$649,430	9	0.16	$72,159	9.940	9.999	9.979	9.470	358.45	3.06	570	82.4
10.000 - 10.124	$66,203	1	0.02	$66,203	10.075	10.075	10.075	9.566	358.00	4.00	570	80.0
10.125 - 10.249	$137,415	2	0.03	$68,707	10.140	10.180	10.157	9.648	359.15	2.28	528	78.8
10.375 - 10.499	$175,936	2	0.04	$87,968	10.410	10.490	10.456	9.947	358.16	3.00	551	80.8
10.750 - 10.874	$55,936	1	0.01	$55,936	10.750	10.750	10.750	10.241	359.00	3.00	557	75.7
	$416,592,506	**2,638**	**100.00**	**$157,920**	**5.000**	**10.750**	**7.245**	**6.736**	**350.75**	**2.95**	**616**	**77.9**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
SFR	$320,708,812	2,055	76.98	$156,063	5.000	10.750	7.230	6.721	350.51	2.95	615	77.9
PUD	$38,194,402	227	9.17	$168,257	5.490	9.990	7.286	6.777	350.62	2.95	615	80.4
CND	$21,167,959	149	5.08	$142,067	5.700	9.630	7.144	6.635	356.36	3.09	634	78.2
2T4	$18,816,594	104	4.52	$180,929	5.500	9.999	7.341	6.832	350.41	2.86	620	76.3
3T4	$7,642,212	34	1.83	$224,771	6.000	9.000	7.512	7.003	350.47	2.94	618	74.2
4T4	$4,280,863	20	1.03	$214,043	6.250	9.100	7.308	6.799	353.60	2.88	617	72.5
SFRA	$2,885,155	25	0.69	$115,406	6.000	9.140	7.406	6.897	345.39	2.78	593	78.6
MNF	$1,851,832	18	0.44	$102,880	6.390	9.250	7.504	6.995	333.03	3.17	599	73.5
CNDP	$1,044,677	6	0.25	$174,113	6.750	8.180	7.514	7.005	358.67	2.67	621	80.1
	$416,592,506	**2,638**	**100.00**	**$157,920**	**5.000**	**10.750**	**7.245**	**6.736**	**350.75**	**2.95**	**616**	**77.9**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
RCO	$278,878,091	1,740	66.94	$160,275	5.000	10.750	7.253	6.744	349.29	2.92	605	77.1
PUR	$97,958,650	633	23.51	$154,753	5.250	10.140	7.232	6.723	357.58	3.00	648	80.8
RNC	$39,755,765	265	9.54	$150,022	5.000	10.490	7.217	6.708	344.16	3.09	617	76.9
	$416,592,506	**2,638**	**100.00**	**$157,920**	**5.000**	**10.750**	**7.245**	**6.736**	**350.75**	**2.95**	**616**	**77.9**

ARM and Fixed $416,592,506

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
OO	$395,516,862	2,475	94.94	$159,805	5.000	10.750	7.234	6.725	350.61	2.96	615	78.1
INV	$19,053,440	146	4.57	$130,503	5.990	9.990	7.463	6.954	352.95	2.89	633	74.5
2H	$2,022,204	17	0.49	$118,953	5.840	9.650	7.369	6.860	357.87	2.89	656	76.9
	$416,592,506	**2,638**	**100.00**	**$157,920**	**5.000**	**10.750**	**7.245**	**6.736**	**350.75**	**2.95**	**616**	**77.9**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
1 - 120	$754,359	11	0.18	$68,578	7.050	9.750	7.863	7.354	116.46	3.54	608	59.6
121 - 180	$13,595,674	122	3.26	$111,440	5.000	9.629	7.305	6.796	177.41	3.18	619	74.2
181 - 300	$5,119,440	40	1.23	$127,986	5.750	9.250	7.110	6.601	247.75	3.46	625	72.6
301 - 360	$397,036,575	2,464	95.31	$161,135	5.250	10.750	7.243	6.734	358.45	2.94	616	78.2
> 360	$86,459	1	0.02	$86,459	9.000	9.000	9.000	8.491	413.00	5.00	619	85.0
	$416,592,506	**2,638**	**100.00**	**$157,920**	**5.000**	**10.750**	**7.245**	**6.736**	**350.75**	**2.95**	**616**	**77.9**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
FULL	$233,394,700	1,590	56.02	$146,789	5.000	10.750	7.197	6.688	349.74	2.99	605	78.3
STATED INCOME	$174,018,297	1,005	41.77	$173,153	5.500	9.999	7.315	6.806	351.83	2.90	633	77.4
SIMPLE	$9,179,509	43	2.20	$213,477	5.500	8.990	7.135	6.626	356.07	2.94	585	79.8
	$416,592,506	**2,638**	**100.00**	**$157,920**	**5.000**	**10.750**	**7.245**	**6.736**	**350.75**	**2.95**	**616**	**77.9**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
>= 811	$74,783	1	0.02	$74,783	6.190	6.190	6.190	5.681	357.00	3.00	816	49.7
791 - 800	$385,850	2	0.09	$192,925	6.625	6.990	6.734	6.225	358.00	4.00	793	80.0
771 - 780	$1,299,897	5	0.31	$259,979	6.369	6.999	6.515	6.006	350.79	3.00	775	79.0
761 - 770	$1,843,953	11	0.44	$167,632	5.000	8.740	6.133	5.624	346.20	2.77	766	71.3
751 - 760	$3,083,028	18	0.74	$171,279	5.500	8.240	6.780	6.271	330.88	3.06	756	78.6
741 - 750	$1,807,717	9	0.43	$200,857	5.990	7.999	6.680	6.171	358.78	2.85	746	79.3
731 - 740	$4,051,897	24	0.97	$168,829	5.500	7.875	6.639	6.130	339.33	3.32	735	75.8
721 - 730	$4,228,001	25	1.01	$169,120	5.840	7.650	6.677	6.168	344.00	2.96	725	77.4
711 - 720	$3,477,187	23	0.83	$151,182	5.000	8.200	6.844	6.335	351.56	3.33	716	77.7
701 - 710	$6,896,724	45	1.66	$153,261	5.750	8.650	6.947	6.438	349.90	3.40	705	80.1
691 - 700	$8,069,910	52	1.94	$155,191	5.250	8.530	6.784	6.275	354.20	3.16	694	78.1
681 - 690	$11,774,636	75	2.83	$156,995	5.350	8.800	6.873	6.364	353.06	3.15	686	78.1
671 - 680	$15,214,593	93	3.65	$163,598	5.400	9.650	6.805	6.296	351.26	2.95	675	77.8
661 - 670	$18,501,726	109	4.44	$169,741	5.490	8.730	6.793	6.284	351.58	3.07	665	77.7

ARM and Fixed $416,592,506

Detailed Report

651 - 660	$24,308,001	150	5.83	$162,053	5.490	9.050	6.949	6.440	354.01	3.04	655	79.3
641 - 650	$26,876,204	174	6.45	$154,461	5.375	9.630	6.999	6.490	348.82	2.96	646	78.8
631 - 640	$28,407,506	195	6.82	$145,680	5.600	8.800	7.094	6.585	352.21	2.91	635	79.3
621 - 630	$26,568,444	164	6.38	$162,003	5.700	9.990	7.088	6.579	349.82	2.86	626	79.1
611 - 620	$31,918,494	185	7.66	$172,532	5.740	9.999	7.131	6.622	352.81	2.84	616	77.9
601 - 610	$32,250,052	193	7.74	$167,099	5.860	9.990	7.199	6.690	351.29	2.95	606	79.3
591 - 600	$28,895,430	171	6.94	$168,979	5.850	9.600	7.238	6.729	350.25	2.89	596	78.0
581 - 590	$23,342,466	149	5.60	$156,661	5.900	9.990	7.445	6.936	348.27	2.89	586	77.0
571 - 580	$23,617,952	155	5.67	$152,374	5.990	9.400	7.622	7.113	348.71	2.78	575	76.6
561 - 570	$26,653,574	176	6.40	$151,441	5.950	10.490	7.761	7.252	349.40	3.00	566	78.0
551 - 560	$20,776,870	143	4.99	$145,293	5.500	10.750	7.596	7.087	349.90	2.85	555	78.0
541 - 550	$12,792,672	91	3.07	$140,579	6.250	9.950	7.891	7.382	350.37	2.92	546	75.5
531 - 540	$10,202,172	72	2.45	$141,697	6.550	10.410	7.915	7.406	349.73	3.06	535	75.0
521 - 530	$9,671,744	65	2.32	$148,796	6.575	10.140	8.040	7.531	354.82	2.83	525	75.6
511 - 520	$5,944,896	36	1.43	$165,136	6.125	9.760	7.964	7.455	358.52	3.20	515	75.7
501 - 510	$3,656,125	27	0.88	$135,412	6.259	9.500	8.084	7.575	358.57	2.91	505	72.5
	$416,592,506	**2,638**	**100.00**	**$157,920**	**5.000**	**10.750**	**7.245**	**6.736**	**350.75**	**2.95**	**616**	**77.9**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
A	$257,437,287	1,588	61.80	$162,114	5.000	9.990	7.002	6.493	350.82	2.93	644	78.7
A-	$74,220,306	476	17.82	$155,925	5.500	9.600	7.465	6.956	349.35	2.94	588	77.7
B	$55,903,264	370	13.42	$151,090	5.700	10.750	7.674	7.165	352.10	2.96	567	76.4
C	$25,580,929	182	6.14	$140,555	5.900	10.410	7.991	7.482	350.15	3.13	544	76.0
C-	$2,424,357	15	0.58	$161,624	6.620	10.140	8.076	7.567	359.05	2.47	514	67.6
D	$1,026,363	7	0.25	$146,623	7.300	9.500	8.325	7.816	357.40	4.60	519	59.4
	$416,592,506	**2,638**	**100.00**	**$157,920**	**5.000**	**10.750**	**7.245**	**6.736**	**350.75**	**2.95**	**616**	**77.9**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0	$41,472,277	287	9.96	$144,503	5.000	10.490	7.568	7.059	343.96	2.90	617	77.4
6	$66,203	1	0.02	$66,203	10.075	10.075	10.075	9.566	358.00	4.00	570	80.0
12	$24,677,212	127	5.92	$194,309	5.750	9.940	7.309	6.800	354.91	2.85	614	76.4
18	$103,528	1	0.02	$103,528	8.990	8.990	8.990	8.481	359.00	3.00	536	85.0
24	$164,830,049	1,022	39.57	$161,282	5.250	10.750	7.254	6.745	358.83	2.76	605	78.7
30	$287,386	1	0.07	$287,386	7.750	7.750	7.750	7.241	359.00	3.00	628	79.9
36	$167,779,539	1,067	40.27	$157,244	5.000	10.410	7.150	6.641	346.81	3.13	627	77.4
48	$614,298	6	0.15	$102,383	5.890	8.500	7.532	7.023	358.20	3.38	575	81.5
60	$16,762,013	126	4.02	$133,032	5.500	9.629	7.169	6.660	321.04	3.32	620	78.8
	$416,592,506	**2,638**	**100.00**	**$157,920**	**5.000**	**10.750**	**7.245**	**6.736**	**350.75**	**2.95**	**616**	**77.9**

ARM and Fixed $416,592,506

Detailed Report

Range of Months to Roll (Excludes 885 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
13 - 18	16	$204,342	3	0.07	$68,114	7.140	9.200	7.798	7.289	351.56	10.44	553	77.9
19 - 24	23	$206,204,210	1,260	72.10	$163,654	5.250	10.750	7.294	6.785	359.20	2.77	608	78.8
25 - 31	30	$1,519,994	7	0.53	$217,142	6.990	8.875	8.034	7.525	354.41	7.59	599	81.6
32 - 37	35	$76,503,297	473	26.75	$161,741	5.400	10.075	7.226	6.717	358.64	3.36	625	79.9
>= 38	59	$1,561,450	10	0.55	$156,145	5.990	9.200	7.268	6.759	346.77	3.31	622	73.0
	26	**$285,993,293**	**1,753**	**100.00**	**$163,145**	**5.250**	**10.750**	**7.280**	**6.771**	**358.95**	**2.96**	**613**	**79.1**

Range of Margin (Excludes 885 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
<= 2.000	$378,572	1	0.13	$378,572	5.900	5.900	5.900	5.391	359.00	3.00	649	78.0
3.751 - 3.875	$128,365	1	0.04	$128,365	5.375	5.375	5.375	4.866	359.00	3.00	644	80.0
4.126 - 4.250	$1,011,806	4	0.35	$252,951	5.750	5.750	5.750	5.241	359.00	3.00	712	76.6
4.251 - 4.375	$128,398	1	0.04	$128,398	5.800	5.800	5.800	5.291	359.00	3.00	671	80.0
4.376 - 4.500	$2,728,854	13	0.95	$209,912	5.500	6.000	5.889	5.380	358.83	3.17	662	78.7
4.501 - 4.625	$307,630	2	0.11	$153,815	6.100	6.600	6.392	5.883	359.58	2.42	623	79.2
4.626 - 4.750	$2,545,668	12	0.89	$212,139	5.700	6.600	6.137	5.628	358.99	3.01	654	74.5
4.751 - 4.875	$1,722,540	8	0.60	$215,318	5.250	6.550	6.235	5.726	358.58	3.42	646	77.8
4.876 - 5.000	$5,998,156	32	2.10	$187,442	5.625	6.950	6.413	5.904	358.84	3.16	653	76.3
5.001 - 5.125	$2,595,390	13	0.91	$199,645	5.250	6.990	6.500	5.991	358.90	3.10	621	75.8
5.126 - 5.250	$7,268,046	34	2.54	$213,766	5.350	8.250	6.587	6.078	358.81	3.19	655	74.4
5.251 - 5.375	$2,987,901	17	1.04	$175,759	5.400	6.875	6.296	5.787	358.66	3.34	660	79.9
5.376 - 5.500	$27,485,557	148	9.61	$185,713	5.500	9.990	6.997	6.488	358.86	3.14	615	78.6
5.501 - 5.625	$3,565,839	20	1.25	$178,292	5.700	7.650	6.727	6.218	359.12	2.88	637	78.3
5.626 - 5.750	$13,882,675	71	4.85	$195,531	5.840	9.100	6.998	6.489	358.85	3.15	629	74.2
5.751 - 5.875	$5,674,881	37	1.98	$153,375	5.940	8.250	6.791	6.282	358.81	3.19	620	80.3
5.876 - 6.000	$61,521,047	383	21.51	$160,629	5.500	9.630	7.241	6.732	359.06	2.94	636	79.5
6.001 - 6.125	$3,915,883	25	1.37	$156,635	5.490	7.625	7.042	6.533	358.96	3.04	603	80.1
6.126 - 6.250	$17,683,521	103	6.18	$171,685	6.000	8.650	7.160	6.651	359.01	2.97	618	78.9
6.251 - 6.375	$7,252,407	41	2.54	$176,888	6.410	7.990	6.872	6.363	359.14	2.83	609	79.5
6.376 - 6.500	$31,905,920	198	11.16	$161,141	5.990	9.940	7.473	6.964	358.88	3.12	587	78.6
6.501 - 6.625	$5,227,898	38	1.83	$137,576	6.000	7.759	6.794	6.285	359.32	2.59	614	79.8
6.626 - 6.750	$12,876,175	78	4.50	$165,079	6.750	9.650	7.347	6.838	357.62	2.91	600	81.3
6.751 - 6.875	$8,806,940	52	3.08	$169,364	6.910	8.375	7.277	6.768	359.06	2.92	612	80.0
6.876 - 7.000	$13,602,960	108	4.76	$125,953	6.800	10.180	8.022	7.513	359.11	2.87	579	80.0
7.001 - 7.125	$3,636,183	25	1.27	$145,447	7.170	8.625	7.585	7.076	359.35	2.57	593	81.3
7.126 - 7.250	$6,333,536	44	2.21	$143,944	7.280	8.750	7.856	7.347	359.07	2.87	575	79.9
7.251 - 7.375	$3,285,108	22	1.15	$149,323	7.410	8.875	7.574	7.065	359.31	2.67	576	81.7
7.376 - 7.500	$5,544,874	42	1.94	$132,021	6.990	9.550	7.873	7.364	359.17	2.83	593	82.0
7.501 - 7.625	$3,589,484	22	1.26	$163,158	7.660	8.920	7.813	7.304	359.29	2.62	599	84.2
7.626 - 7.750	$2,468,071	18	0.86	$137,115	7.790	9.250	8.049	7.540	359.30	2.57	566	79.2
7.751 - 7.875	$4,537,352	30	1.59	$151,245	7.910	10.750	8.218	7.709	358.97	2.91	566	81.0
7.876 - 8.000	$3,426,899	24	1.20	$142,787	6.990	9.500	8.070	7.561	359.23	2.74	572	78.7
8.001 - 8.125	$1,622,948	12	0.57	$135,246	8.160	9.125	8.340	7.831	359.40	2.48	582	84.2
8.126 - 8.250	$2,259,459	13	0.79	$173,805	7.300	9.400	8.341	7.832	359.40	2.60	574	80.3

ARM and Fixed $416,592,506

Detailed Report

8.251 - 8.375	$3,199,200	21	1.12	$152,343	8.410	9.670	8.501	7.992	359.41	2.54	577	82.0
8.376 - 8.500	$1,097,929	9	0.38	$121,992	8.570	9.999	8.841	8.332	359.51	2.49	569	80.0
8.501 - 8.625	$949,879	6	0.33	$158,313	8.660	8.770	8.740	8.231	359.70	2.30	572	80.2
8.626 - 8.750	$143,888	2	0.05	$71,944	8.990	8.990	8.990	8.481	360.00	1.00	555	81.4
8.751 - 8.875	$814,591	7	0.28	$116,370	8.940	9.110	8.984	8.475	359.31	2.50	560	81.5
8.876 - 9.000	$376,860	3	0.13	$125,620	9.070	9.990	9.371	8.862	358.82	3.18	580	92.4
9.001 - 9.125	$263,779	4	0.09	$65,945	9.200	10.075	9.461	8.952	358.38	3.31	542	67.6
9.126 - 9.250	$497,447	2	0.17	$248,724	9.290	9.290	9.290	8.781	359.85	2.15	524	80.0
9.251 - 9.375	$413,469	3	0.14	$137,823	9.440	9.540	9.481	8.972	359.20	2.52	522	67.0
9.626 - 9.750	$96,857	1	0.03	$96,857	9.990	9.990	9.990	9.481	360.00	2.00	539	95.0
9.751 - 9.875	$51,953	1	0.02	$51,953	9.950	9.950	9.950	9.441	360.00	2.00	542	65.0
9.876 - 10.125	$78,716	1	0.03	$78,716	10.140	10.140	10.140	9.631	360.00	1.00	524	75.0
10.251 - 10.375	$101,777	1	0.04	$101,777	10.490	10.490	10.490	9.981	359.00	3.00	562	85.0
6.269	**$285,993,293**	**1,753**	**100.00**	**$163,145**	**5.250**	**10.750**	**7.280**	**6.771**	**358.95**	**2.96**	**613**	**79.1**

Range of Maximum Rates (Excludes 885 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
10.501 - 11.000	$194,414	1	0.07	$194,414	5.990	5.990	5.990	5.481	359.00	3.00	644	75.0
11.001 - 11.500	$1,670,910	10	0.58	$167,091	5.250	6.190	5.527	5.018	358.80	3.20	693	76.7
11.501 - 12.000	$6,353,999	34	2.22	$186,882	5.550	6.950	5.922	5.413	356.02	3.05	646	74.8
12.001 - 12.500	$20,336,997	101	7.11	$201,356	5.375	6.500	6.352	5.843	359.13	2.84	631	78.4
12.501 - 13.000	$51,964,101	295	18.17	$176,149	5.625	7.850	6.727	6.218	359.30	2.68	623	78.2
13.001 - 13.500	$42,633,887	253	14.91	$168,513	6.050	8.050	6.912	6.403	359.06	2.91	623	78.3
13.501 - 14.000	$61,106,043	355	21.37	$172,130	6.540	8.000	7.256	6.747	359.06	2.92	618	78.4
14.001 - 14.500	$46,143,558	307	16.13	$150,305	7.009	9.200	7.690	7.181	358.87	3.12	613	80.9
14.501 - 15.000	$32,060,333	217	11.21	$147,743	7.509	8.990	8.037	7.528	358.90	3.08	584	80.5
15.001 - 15.500	$13,983,706	99	4.89	$141,250	8.040	9.500	8.462	7.953	358.70	3.30	569	80.7
15.501 - 16.000	$7,111,649	56	2.49	$126,994	8.509	9.950	8.855	8.346	358.43	3.55	560	80.2
16.001 - 16.500	$1,781,145	16	0.62	$111,322	9.040	10.490	9.426	8.917	358.56	3.40	551	82.4
16.501 - 17.000	$586,348	8	0.21	$73,293	9.690	10.750	10.011	9.502	358.67	3.33	561	77.7
17.001 - 17.500	$66,203	1	0.02	$66,203	10.075	10.075	10.075	9.566	358.00	4.00	570	80.0
13.753	**$285,993,293**	**1,753**	**100.00**	**$163,145**	**5.250**	**10.750**	**7.280**	**6.771**	**358.95**	**2.96**	**613**	**79.1**

Next Interest Adjustment Date (Excludes 885 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
07/04	$63,063	1	0.02	$63,063	7.140	7.140	7.140	6.631	349.00	13.00	559	85.0
10/04	$92,092	1	0.03	$92,092	7.500	7.500	7.500	6.991	352.00	10.00	561	80.0
12/04	$49,187	1	0.02	$49,187	9.200	9.200	9.200	8.691	354.00	8.00	531	65.0
01/05	$66,007	1	0.02	$66,007	9.520	9.520	9.520	9.011	355.00	7.00	543	80.0
02/05	$317,059	1	0.11	$317,059	7.490	7.490	7.490	6.981	355.00	7.00	541	85.0
03/05	$1,211,907	6	0.42	$201,984	6.500	8.875	7.550	7.041	356.34	5.66	663	79.4
04/05	$4,012,886	19	1.40	$211,205	6.470	9.150	7.300	6.791	357.22	4.78	615	78.5
05/05	$29,751,036	194	10.40	$153,356	5.250	10.490	7.220	6.711	358.51	3.49	616	79.2
06/05	$117,336,241	689	41.03	$170,299	5.250	10.750	7.251	6.742	359.12	2.88	605	78.7

ARM and Fixed $416,592,506
Detailed Report

07/05	$53,221,704	348	18.61	$152,936	5.490	9.990	7.415	6.906	360.00	1.91	610	78.7
08/05	$287,370	2	0.10	$143,685	7.790	10.140	8.434	7.925	360.00	1.00	554	85.9
11/05	$202,216	2	0.07	$101,108	8.490	8.490	8.490	7.981	353.00	9.00	571	79.8
01/06	$490,731	1	0.17	$490,731	8.875	8.875	8.875	8.366	354.00	8.00	564	85.0
02/06	$827,047	4	0.29	$206,762	6.990	7.799	7.424	6.915	355.00	7.00	627	80.0
03/06	$1,308,747	11	0.46	$118,977	6.950	9.500	7.790	7.281	356.00	6.00	605	81.3
04/06	$7,120,800	39	2.49	$182,585	6.375	9.990	7.637	7.128	357.01	4.99	602	80.5
05/06	$12,584,208	79	4.40	$159,294	5.400	10.075	7.188	6.679	358.10	3.90	630	82.7
06/06	$53,756,112	333	18.80	$161,430	5.500	9.999	7.167	6.658	359.01	2.99	627	79.3
07/06	$1,733,430	11	0.61	$157,585	5.700	9.650	7.214	6.705	360.00	2.00	643	74.6
05/08	$774,174	3	0.27	$258,058	6.190	8.050	7.237	6.728	358.00	4.00	616	75.2
06/08	$503,698	4	0.18	$125,924	5.990	9.100	7.004	6.495	322.07	3.00	624	67.8
07/08	$283,579	3	0.10	$94,526	6.950	9.200	7.822	7.313	360.00	2.00	632	76.1
	$285,993,293	**1,753**	**100.00**	**$163,145**	**5.250**	**10.750**	**7.280**	**6.771**	**358.95**	**2.96**	**613**	**79.1**

First Payment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
08/02	$63,063	1	0.02	$63,063	7.140	7.140	7.140	6.631	349.00	13.00	559	85.0
11/02	$92,092	1	0.02	$92,092	7.500	7.500	7.500	6.991	352.00	10.00	561	80.0
12/02	$371,819	4	0.09	$92,955	7.990	9.480	8.689	8.180	280.72	9.00	573	80.1
01/03	$49,187	1	0.01	$49,187	9.200	9.200	9.200	8.691	354.00	8.00	531	65.0
02/03	$556,738	2	0.13	$278,369	8.875	9.520	8.951	8.442	354.12	7.88	562	84.4
03/03	$2,242,604	10	0.54	$224,260	6.250	7.990	7.289	6.780	334.37	7.00	639	80.0
04/03	$3,490,644	26	0.84	$134,256	6.500	9.750	7.738	7.229	322.68	5.86	634	81.1
05/03	$14,057,662	79	3.37	$177,945	5.000	9.990	7.461	6.952	344.72	4.87	613	79.0
06/03	$69,384,109	478	16.66	$145,155	5.250	10.490	7.175	6.666	345.86	3.64	624	78.3
07/03	$241,172,090	1,481	57.89	$162,844	5.000	10.750	7.193	6.684	352.85	2.91	615	77.7
08/03	$84,618,190	551	20.31	$153,572	5.490	9.990	7.370	6.861	351.78	1.90	614	77.8
09/03	$494,309	4	0.12	$123,577	7.490	10.140	8.104	7.595	328.19	1.00	563	78.2
	$416,592,506	**2,638**	**100.00**	**$157,920**	**5.000**	**10.750**	**7.245**	**6.736**	**350.75**	**2.95**	**616**	**77.9**

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

CWABS 2003-BC5 RFCONoMI

ARM and Fixed $278,878,091

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

			Range
Total Number of Loans		1,740	
Total Outstanding Balance		$278,878,091	
Average Loan Balance		$160,275	$37,539 to $687,787
WA Mortgage Rate		7.253%	5.000% to 10.750%
Net WAC		6.744%	4.491% to 10.241%
ARM Characteristics			
WA Gross Margin		6.377%	2.000% to 9.800%
WA Months to First Roll		26	13 to 60
WA First Periodic Cap		2.334%	1.000% to 5.000%
WA Subsequent Periodic Cap		1.232%	1.000% to 1.500%
WA Lifetime Cap		13.761%	10.990% to 16.999%
WA Lifetime Floor		7.132%	0.000% to 10.750%
WA Original Term (months)		351	120 to 360
WA Remaining Term (months)		349	114 to 413
WA LTV		77.07%	20.00% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		605	
WA DTI%		40.50%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		90.40%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	9.60%	
	Unknown	90.40%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	36.41%	SFR	79.70%	FULL	59.35%	RCO	100.00	OO	95.16%	A	54.23%	0	9.60%
FL	9.58%	PUD	6.94%	STATED	38.01%			INV	4.50%	A-	20.09%	12	5.92%
IL	5.57%	2T4	4.40%	SIMPLE	2.64%			2H	0.33%	B	17.25%	18	0.04%
MA	3.45%	CND	4.26%							C	7.34%	24	40.20%
VA	3.40%	3T4	2.02%							C-	0.80%	36	39.65%
										D	0.29%	48	0.15%
												60	4.45%

ARM and Fixed $278,878,091

Detailed Report

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
2/28 LIB6M	$137,291,501	812	49.23	$169,078	5.250	10.750	7.302	6.793	359.20	2.76	595	78.3
3/27 LIB6M	$41,214,584	252	14.78	$163,550	5.500	9.999	7.299	6.790	358.54	3.46	599	79.2
5/25 LIB6M	$1,019,896	6	0.37	$169,983	5.990	9.100	7.493	6.984	340.37	3.39	610	69.8
10Yr Fixed	$608,347	8	0.22	$76,043	7.050	9.750	8.008	7.499	116.33	3.67	596	57.8
15Yr Fixed	$7,103,719	71	2.55	$100,052	5.000	9.250	7.260	6.751	176.97	3.02	619	71.4
20Yr Fixed	$3,306,905	29	1.19	$114,031	5.750	9.250	7.300	6.791	236.85	3.09	620	71.3
25Yr Fixed	$798,096	3	0.29	$266,032	5.900	6.600	6.244	5.735	294.69	5.31	686	76.1
30Yr Fixed	$83,995,808	529	30.12	$158,782	5.650	10.410	7.135	6.626	357.08	2.82	622	75.0
30/15 Fixed Balloon	$3,539,235	30	1.27	$117,975	6.250	9.629	7.618	7.109	178.34	3.66	600	79.4
	$278,878,091	**1,740**	**100.00**	**$160,275**	**5.000**	**10.750**	**7.253**	**6.744**	**349.29**	**2.92**	**605**	**77.1**

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
ARM 180	$103,352	1	0.04	$103,352	6.950	6.950	6.950	6.441	179.00	3.00	642	52.2
ARM 360	$179,422,629	1,069	64.34	$167,842	5.250	10.750	7.303	6.794	359.05	2.93	596	78.4
Fixed 120	$608,347	8	0.22	$76,043	7.050	9.750	8.008	7.499	116.33	3.67	596	57.8
Fixed 180	$10,642,954	101	3.82	$105,376	5.000	9.629	7.379	6.870	177.42	3.23	612	74.1
Fixed 240	$3,306,905	29	1.19	$114,031	5.750	9.250	7.300	6.791	236.85	3.09	620	71.3
Fixed 300	$798,096	3	0.29	$266,032	5.900	6.600	6.244	5.735	294.69	5.31	686	76.1
Fixed 360	$83,995,808	529	30.12	$158,782	5.650	10.410	7.135	6.626	357.08	2.82	622	75.0
	$278,878,091	**1,740**	**100.00**	**$160,275**	**5.000**	**10.750**	**7.253**	**6.744**	**349.29**	**2.92**	**605**	**77.1**

Range of Current Balance												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
$25,000.01 - $50,000.00	$1,336,512	29	0.48	$46,087	6.000	9.999	8.045	7.536	329.33	3.36	632	65.3
$50,000.01 - $75,000.00	$11,675,929	184	4.19	$63,456	5.500	10.750	7.872	7.363	318.88	2.95	600	72.0
$75,000.01 - $100,000.00	$22,043,619	251	7.90	$87,823	5.750	9.990	7.535	7.026	340.07	2.93	598	77.4
$100,000.01 - $150,000.00	$61,509,669	499	22.06	$123,266	5.000	9.990	7.433	6.924	344.99	2.89	604	76.9
$150,000.01 - $200,000.00	$57,034,781	329	20.45	$173,358	5.600	9.300	7.210	6.701	349.21	2.86	602	76.7
$200,000.01 - $250,000.00	$47,133,544	212	16.90	$222,328	5.700	9.450	7.148	6.639	354.40	2.89	600	77.1
$250,000.01 - $300,000.00	$29,880,507	110	10.71	$271,641	5.500	8.990	7.079	6.570	357.31	2.94	602	77.8
$300,000.01 - $350,000.00	$16,149,300	50	5.79	$322,986	5.990	8.650	7.072	6.563	356.30	2.86	615	78.9
$350,000.01 - $400,000.00	$12,807,673	34	4.59	$376,696	5.900	8.770	7.119	6.610	358.66	2.83	611	77.7
$400,000.01 - $450,000.00	$10,119,967	24	3.63	$421,665	5.500	8.250	6.827	6.318	355.75	3.16	629	80.3
$450,000.01 - $500,000.00	$6,298,021	13	2.26	$484,463	5.900	8.875	6.982	6.473	357.53	3.54	638	79.8
$500,000.01 - $550,000.00	$1,552,877	3	0.56	$517,626	5.750	7.750	6.705	6.196	357.67	3.00	616	72.5
$600,000.01 - $650,000.00	$647,906	1	0.23	$647,906	6.875	6.875	6.875	6.366	358.00	2.00	619	65.6
$650,000.01 - $700,000.00	$687,787	1	0.25	$687,787	5.650	5.650	5.650	5.141	357.00	3.00	671	74.8
	$278,878,091	**1,740**	**100.00**	**$160,275**	**5.000**	**10.750**	**7.253**	**6.744**	**349.29**	**2.92**	**605**	**77.1**

ARM and Fixed $278,878,091

Detailed Report

State												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
AK	$59,890	1	0.02	$59,890	8.500	8.500	8.500	7.991	359.00	3.00	513	63.8
AL	$270,141	2	0.10	$135,070	6.900	7.500	7.223	6.714	358.00	4.00	641	100.0
AR	$434,732	4	0.16	$108,683	6.250	8.250	7.337	6.828	333.04	3.68	610	87.8
AZ	$4,683,825	33	1.68	$141,934	5.990	8.999	7.248	6.739	355.49	3.09	605	78.8
CA	$101,540,301	487	36.41	$208,502	5.000	9.500	6.893	6.384	352.66	3.05	609	74.8
CO	$3,797,163	24	1.36	$158,215	5.750	8.500	7.238	6.729	356.32	3.10	611	81.6
CT	$3,375,055	20	1.21	$168,753	6.000	9.990	7.549	7.040	345.79	3.10	597	79.6
DE	$491,055	4	0.18	$122,764	6.550	9.140	7.485	6.976	333.35	4.33	600	79.7
FL	$26,726,701	188	9.58	$142,163	5.750	9.990	7.393	6.884	351.26	2.78	600	78.7
GA	$4,261,872	30	1.53	$142,062	5.490	9.250	7.918	7.409	344.91	3.43	600	81.8
HI	$680,441	3	0.24	$226,814	7.100	8.750	7.431	6.922	359.00	3.00	617	75.8
IA	$728,580	7	0.26	$104,083	6.440	8.300	7.407	6.898	358.49	3.05	599	74.4
ID	$721,206	7	0.26	$103,029	6.500	8.125	7.124	6.615	330.57	2.72	624	79.9
IL	$15,533,782	102	5.57	$152,292	5.350	9.460	7.499	6.990	348.46	2.79	600	77.3
IN	$5,050,184	47	1.81	$107,451	5.940	9.760	7.593	7.084	329.86	3.07	610	83.5
KS	$1,064,456	10	0.38	$106,446	6.300	8.400	7.273	6.764	349.96	2.93	606	81.8
KY	$2,492,377	20	0.89	$124,619	6.759	9.750	7.775	7.266	331.32	2.90	584	83.8
LA	$1,300,434	13	0.47	$100,033	7.000	9.100	7.742	7.233	317.80	2.94	592	78.0
MA	$9,619,943	46	3.45	$209,129	5.990	8.770	7.203	6.694	350.86	2.58	609	69.9
MD	$6,264,573	32	2.25	$195,768	6.250	9.120	7.493	6.984	337.19	3.53	598	79.7
ME	$111,790	1	0.04	$111,790	8.390	8.390	8.390	7.881	359.00	3.00	592	80.0
MI	$6,613,517	55	2.37	$120,246	5.550	9.950	7.475	6.966	350.49	2.81	611	76.2
MN	$5,801,154	31	2.08	$187,134	6.200	8.990	7.363	6.854	358.60	2.95	607	78.2
MO	$3,343,149	30	1.20	$111,438	6.390	9.990	7.585	7.076	359.10	2.68	601	80.1
MS	$602,944	5	0.22	$120,589	6.500	8.340	7.254	6.745	324.44	3.19	597	86.6
NC	$3,472,434	28	1.25	$124,015	6.350	9.550	7.763	7.254	356.67	2.58	615	80.9
ND	$69,419	1	0.02	$69,419	6.730	6.730	6.730	6.221	359.00	3.00	657	80.0
NE	$389,345	3	0.14	$129,782	6.750	8.290	7.301	6.792	358.57	2.20	610	80.2
NH	$727,227	4	0.26	$181,807	7.300	8.640	7.864	7.355	321.86	3.00	577	80.2
NJ	$8,963,731	47	3.21	$190,718	5.400	9.540	7.302	6.793	348.38	2.29	601	75.4
NM	$134,515	2	0.05	$67,258	6.840	8.990	7.879	7.370	271.50	3.52	613	79.8
NV	$2,433,135	16	0.87	$152,071	6.500	9.300	7.522	7.013	348.09	2.87	611	79.6
NY	$8,258,520	45	2.96	$183,523	6.100	9.375	7.526	7.017	348.98	2.44	594	72.3
OH	$8,510,596	78	3.05	$109,110	5.250	10.750	7.488	6.979	341.68	2.82	596	82.1
OK	$1,174,102	10	0.42	$117,410	6.290	9.650	6.853	6.344	343.52	2.88	636	79.1
OR	$2,736,676	21	0.98	$130,318	5.375	8.650	7.338	6.829	351.18	2.91	602	79.9
PA	$6,058,450	43	2.17	$140,894	5.600	8.750	7.323	6.814	345.23	2.45	604	79.7
RI	$1,753,072	13	0.63	$134,852	6.500	8.690	7.633	7.124	351.32	2.49	593	74.1
SC	$1,189,799	10	0.43	$118,980	6.410	8.990	7.899	7.390	342.52	3.04	593	82.2
TN	$2,270,166	24	0.81	$94,590	6.470	9.629	7.608	7.099	343.79	3.27	599	77.2
TX	$6,068,948	61	2.18	$99,491	6.400	9.650	7.801	7.292	322.82	3.05	606	76.6
UT	$1,209,935	10	0.43	$120,994	7.125	8.990	7.955	7.446	341.51	2.91	593	81.2
VA	$9,481,633	64	3.40	$148,151	6.375	9.440	7.596	7.087	348.86	3.01	607	81.2
WA	$4,553,004	27	1.63	$168,630	5.625	7.999	7.009	6.500	358.48	2.74	611	80.0
WI	$3,201,785	26	1.15	$123,146	6.250	9.940	7.295	6.786	359.24	2.60	611	79.7
WV	$575,003	4	0.21	$143,751	6.720	10.410	7.800	7.291	358.05	3.55	571	80.0
WY	$77,331	1	0.03	$77,331	8.200	8.200	8.200	7.691	177.00	3.00	554	78.8

ARM and Fixed $278,878,091
Detailed Report

	$278,878,091	1,740	100.00	$160,275	5.000	10.750	7.253	6.744	349.29	2.92	605	77.1

Loan-to-Value (Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
<= 50.00	$9,181,382	78	3.29	$117,710	5.000	9.540	7.236	6.727	330.28	2.93	594	42.3
50.01 - 55.00	$5,189,870	36	1.86	$144,163	5.900	9.999	7.027	6.518	338.44	2.79	606	52.4
55.01 - 60.00	$8,230,063	54	2.95	$152,409	5.860	9.940	7.074	6.565	341.93	2.93	605	57.8
60.01 - 65.00	$13,527,303	85	4.85	$159,145	5.625	9.950	7.113	6.604	349.32	3.02	593	63.1
65.01 - 70.00	$23,723,818	134	8.51	$177,043	5.700	9.760	7.107	6.598	350.17	2.96	605	68.4
70.01 - 75.00	$36,824,156	233	13.20	$158,044	5.250	10.410	7.242	6.733	348.14	2.92	597	74.0
75.01 - 80.00	$88,829,564	557	31.85	$159,479	5.350	10.750	7.188	6.679	350.24	2.90	614	79.3
80.01 - 85.00	$55,589,065	346	19.93	$160,662	5.550	9.650	7.306	6.797	351.76	2.93	606	84.3
85.01 - 90.00	$30,555,383	169	10.96	$180,801	5.990	9.250	7.549	7.040	353.12	2.76	594	89.5
90.01 - 95.00	$5,383,860	33	1.93	$163,147	6.250	9.990	7.577	7.068	351.45	3.17	605	94.3
95.01 - 100.00	$1,843,629	15	0.66	$122,909	6.875	8.999	7.652	7.143	329.44	4.24	634	99.5
	$278,878,091	1,740	100.00	$160,275	5.000	10.750	7.253	6.744	349.29	2.92	605	77.1

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
5.000 - 5.124	$123,591	1	0.04	$123,591	5.000	5.000	5.000	4.491	177.00	3.00	764	35.2
5.250 - 5.374	$231,639	2	0.08	$115,819	5.250	5.350	5.298	4.789	359.00	3.00	726	75.3
5.375 - 5.499	$350,882	3	0.13	$116,961	5.375	5.490	5.417	4.908	359.29	2.71	658	68.5
5.500 - 5.624	$1,172,869	6	0.42	$195,478	5.500	5.600	5.519	5.010	331.32	3.15	645	77.7
5.625 - 5.749	$1,669,772	6	0.60	$278,295	5.625	5.740	5.669	5.160	357.93	3.00	649	71.8
5.750 - 5.874	$2,981,349	15	1.07	$198,757	5.750	5.860	5.779	5.270	349.41	3.13	654	74.6
5.875 - 5.999	$6,012,265	32	2.16	$187,883	5.890	5.990	5.952	5.443	353.55	3.20	651	72.9
6.000 - 6.124	$4,045,818	22	1.45	$183,901	6.000	6.100	6.039	5.530	348.13	3.42	629	71.8
6.125 - 6.249	$2,776,592	14	1.00	$198,328	6.125	6.240	6.175	5.666	343.16	2.89	634	73.7
6.250 - 6.374	$10,848,261	55	3.89	$197,241	6.250	6.350	6.265	5.756	345.87	3.17	634	75.8
6.375 - 6.499	$9,216,946	52	3.31	$177,249	6.375	6.490	6.432	5.923	356.37	2.98	643	77.0
6.500 - 6.624	$22,164,505	117	7.95	$189,440	6.500	6.620	6.526	6.017	353.55	2.89	623	76.4
6.625 - 6.749	$8,287,255	51	2.97	$162,495	6.625	6.740	6.677	6.168	356.11	2.71	619	76.5
6.750 - 6.874	$21,026,073	117	7.54	$179,710	6.750	6.870	6.777	6.268	349.02	2.62	612	73.7
6.875 - 6.999	$43,055,371	225	15.44	$191,357	6.875	6.999	6.968	6.459	349.25	2.94	616	76.3
7.000 - 7.124	$7,831,716	54	2.81	$145,032	7.000	7.110	7.046	6.537	352.66	2.83	609	77.7
7.125 - 7.249	$7,488,977	51	2.69	$146,843	7.125	7.240	7.186	6.677	343.36	2.81	611	76.0
7.250 - 7.374	$16,846,697	104	6.04	$161,987	7.250	7.360	7.275	6.766	351.47	2.89	612	78.2
7.375 - 7.499	$12,172,855	80	4.36	$152,161	7.375	7.499	7.448	6.939	347.76	3.00	600	78.2
7.500 - 7.624	$16,624,279	111	5.96	$149,768	7.500	7.620	7.535	7.026	342.12	3.13	596	80.1
7.625 - 7.749	$8,035,319	50	2.88	$160,706	7.625	7.749	7.682	7.173	356.73	2.98	578	78.4
7.750 - 7.874	$12,359,755	84	4.43	$147,140	7.750	7.860	7.781	7.272	350.49	2.82	588	77.1
7.875 - 7.999	$20,101,080	138	7.21	$145,660	7.875	7.999	7.967	7.458	348.16	2.71	572	79.9
8.000 - 8.124	$2,954,317	23	1.06	$128,449	8.000	8.110	8.056	7.547	355.55	3.01	583	81.9
8.125 - 8.249	$5,020,375	38	1.80	$132,115	8.125	8.240	8.177	7.668	349.46	2.72	590	83.0

ARM and Fixed $278,878,091

Detailed Report

8.250 - 8.374	$7,405,480	48	2.66	$154,281	8.250	8.370	8.279	7.770	351.15	2.90	580	79.0
8.375 - 8.499	$4,967,553	41	1.78	$121,160	8.375	8.490	8.433	7.924	345.37	2.75	566	77.5
8.500 - 8.624	$6,169,627	49	2.21	$125,911	8.500	8.605	8.529	8.020	353.06	3.03	571	79.7
8.625 - 8.749	$3,181,537	25	1.14	$127,261	8.625	8.740	8.680	8.171	359.17	2.61	563	79.4
8.750 - 8.874	$3,800,864	31	1.36	$122,609	8.750	8.870	8.783	8.274	341.98	3.03	563	73.3
8.875 - 8.999	$3,860,094	31	1.38	$124,519	8.875	8.999	8.954	8.445	327.24	3.68	565	79.6
9.000 - 9.124	$1,715,846	16	0.62	$107,240	9.000	9.120	9.049	8.540	357.61	2.73	561	74.6
9.125 - 9.249	$909,655	11	0.33	$82,696	9.130	9.240	9.180	8.671	350.68	3.25	555	78.9
9.250 - 9.374	$990,083	10	0.36	$99,008	9.250	9.300	9.270	8.761	322.15	2.82	558	76.8
9.375 - 9.499	$1,037,993	8	0.37	$129,749	9.375	9.499	9.439	8.930	339.94	3.25	544	75.4
9.500 - 9.624	$353,477	4	0.13	$88,369	9.500	9.550	9.526	9.017	358.76	2.92	536	61.4
9.625 - 9.749	$268,338	4	0.10	$67,085	9.629	9.670	9.650	9.141	314.25	2.41	584	84.9
9.750 - 9.874	$268,548	3	0.10	$89,516	9.750	9.760	9.752	9.243	279.36	3.96	522	73.4
9.875 - 9.999	$420,343	6	0.15	$70,057	9.940	9.999	9.980	9.471	358.83	3.17	561	75.5
10.375 - 10.499	$74,159	1	0.03	$74,159	10.410	10.410	10.410	9.901	357.00	3.00	537	75.0
10.750 - 10.874	$55,936	1	0.02	$55,936	10.750	10.750	10.750	10.241	359.00	3.00	557	75.7
	$278,878,091	**1,740**	**100.00**	**$160,275**	**5.000**	**10.750**	**7.253**	**6.744**	**349.29**	**2.92**	**605**	**77.1**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
SFR	$222,278,611	1,396	79.70	$159,225	5.000	10.750	7.228	6.719	349.45	2.93	605	77.2
PUD	$19,340,639	115	6.94	$168,179	5.740	9.650	7.373	6.864	348.47	2.94	600	79.4
2T4	$12,279,816	70	4.40	$175,426	5.500	9.999	7.406	6.897	346.15	2.72	603	74.4
CND	$11,868,589	83	4.26	$142,995	5.900	9.450	7.196	6.687	354.65	3.04	614	77.3
3T4	$5,636,142	25	2.02	$225,446	6.000	9.000	7.464	6.955	348.04	2.45	608	72.0
4T4	$3,411,668	14	1.22	$243,691	6.250	9.100	7.335	6.826	352.32	2.87	610	71.2
SFRA	$2,042,005	18	0.73	$113,445	6.000	9.140	7.442	6.933	339.95	2.65	579	77.5
MNF	$1,799,443	17	0.65	$105,850	6.390	9.250	7.495	6.986	332.27	3.17	600	73.4
CNDP	$221,180	2	0.08	$110,590	6.850	7.500	7.089	6.580	359.63	2.37	607	84.9
	$278,878,091	**1,740**	**100.00**	**$160,275**	**5.000**	**10.750**	**7.253**	**6.744**	**349.29**	**2.92**	**605**	**77.1**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
RCO	$278,878,091	1,740	100.00	$160,275	5.000	10.750	7.253	6.744	349.29	2.92	605	77.1
	$278,878,091	**1,740**	**100.00**	**$160,275**	**5.000**	**10.750**	**7.253**	**6.744**	**349.29**	**2.92**	**605**	**77.1**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
OO	$265,390,839	1,638	95.16	$162,021	5.000	10.750	7.244	6.735	349.23	2.92	604	77.2
INV	$12,554,869	92	4.50	$136,466	6.075	9.990	7.438	6.929	349.95	2.87	631	73.6
2H	$932,383	10	0.33	$93,238	6.450	9.650	7.384	6.875	357.38	3.23	646	76.5

ARM and Fixed $278,878,091

Detailed Report

$278,878,091	1,740	100.00	$160,275	5.000	10.750	7.253	6.744	349.29	2.92	605	77.1

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
1 - 120	$608,347	8	0.22	$76,043	7.050	9.750	8.008	7.499	116.33	3.67	596	57.8
121 - 180	$10,746,306	102	3.85	$105,356	5.000	9.629	7.375	6.866	177.44	3.23	613	73.8
181 - 300	$4,105,001	32	1.47	$128,281	5.750	9.250	7.095	6.586	248.10	3.52	633	72.2
301 - 360	$263,331,977	1,597	94.43	$164,892	5.250	10.750	7.249	6.740	358.40	2.89	604	77.3
> 360	$86,459	1	0.03	$86,459	9.000	9.000	9.000	8.491	413.00	5.00	619	85.0
	$278,878,091	1,740	100.00	$160,275	5.000	10.750	7.253	6.744	349.29	2.92	605	77.1

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
FULL	$165,519,130	1,114	59.35	$148,581	5.000	10.750	7.238	6.729	348.70	2.97	596	77.5
STATED INCOME	$105,994,179	591	38.01	$179,347	5.500	9.999	7.289	6.780	349.79	2.83	621	76.3
SIMPLE	$7,364,782	35	2.64	$210,422	5.500	8.990	7.092	6.583	355.55	2.90	584	79.6
	$278,878,091	1,740	100.00	$160,275	5.000	10.750	7.253	6.744	349.29	2.92	605	77.1

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
771 - 780	$335,743	1	0.12	$335,743	6.375	6.375	6.375	5.866	356.00	3.00	774	77.5
761 - 770	$821,423	5	0.29	$164,285	5.000	6.500	5.868	5.359	330.08	3.25	765	64.0
751 - 760	$1,058,329	7	0.38	$151,190	5.500	7.500	6.923	6.414	339.39	2.86	756	76.0
741 - 750	$520,006	4	0.19	$130,001	6.250	6.810	6.550	6.041	358.02	2.93	747	77.5
731 - 740	$1,557,804	10	0.56	$155,780	5.500	7.499	6.604	6.095	308.18	3.98	733	70.7
721 - 730	$1,762,884	10	0.63	$176,288	5.925	7.509	6.628	6.119	346.09	3.00	725	76.0
711 - 720	$1,596,736	9	0.57	$177,415	6.200	6.999	6.607	6.098	357.90	3.28	717	76.1
701 - 710	$2,334,569	16	0.84	$145,911	5.750	7.250	6.546	6.037	339.26	3.22	705	80.8
691 - 700	$3,572,777	24	1.28	$148,866	5.950	8.400	6.726	6.217	349.05	3.03	694	76.7
681 - 690	$4,409,682	31	1.58	$142,248	5.350	8.800	6.760	6.251	344.33	3.11	686	73.2
671 - 680	$9,112,761	56	3.27	$162,728	5.400	9.650	6.773	6.264	347.23	2.98	675	76.5
661 - 670	$9,920,900	57	3.56	$174,051	5.550	8.000	6.763	6.254	348.83	3.02	665	76.6
651 - 660	$14,438,516	84	5.18	$171,887	5.490	9.050	6.855	6.346	352.47	2.90	654	79.2
641 - 650	$15,625,189	93	5.60	$168,013	5.375	8.990	6.865	6.356	342.89	2.96	645	77.8
631 - 640	$14,399,335	100	5.16	$143,993	5.600	8.800	7.052	6.543	351.50	2.87	635	77.8
621 - 630	$17,523,343	103	6.28	$170,130	5.700	9.990	7.035	6.526	348.57	2.87	626	78.8
611 - 620	$22,968,280	128	8.24	$179,440	5.740	9.999	7.093	6.584	353.63	2.87	616	78.5
601 - 610	$25,105,549	145	9.00	$173,142	5.860	9.300	7.127	6.618	349.60	2.86	606	78.4
591 - 600	$19,960,129	117	7.16	$170,599	5.850	9.250	7.155	6.646	347.27	2.84	596	76.5
581 - 590	$17,121,297	109	6.14	$157,076	5.900	9.100	7.432	6.923	348.92	2.93	586	76.4
571 - 580	$17,726,931	112	6.36	$158,276	5.990	9.400	7.551	7.042	348.88	2.75	576	75.6

ARM and Fixed $278,878,091

Detailed Report

561 - 570	$22,341,408	145	8.01	$154,079	5.950	9.480	7.682	7.173	348.11	2.96	566	77.6
551 - 560	$17,860,998	124	6.40	$144,040	5.500	10.750	7.595	7.086	350.23	2.83	556	78.0
541 - 550	$11,624,375	83	4.17	$140,053	6.250	9.950	7.880	7.371	352.00	2.91	546	75.7
531 - 540	$8,790,052	60	3.15	$146,501	6.550	10.410	7.800	7.291	348.28	3.08	535	74.6
521 - 530	$8,034,979	56	2.88	$143,482	6.575	9.250	7.953	7.444	353.97	2.85	525	74.9
511 - 520	$5,378,139	31	1.93	$173,488	6.125	9.760	7.876	7.367	358.50	3.19	515	75.5
501 - 510	$2,975,959	20	1.07	$148,798	6.500	9.500	8.099	7.590	358.52	2.90	504	70.3
	$278,878,091	**1,740**	**100.00**	**$160,275**	**5.000**	**10.750**	**7.253**	**6.744**	**349.29**	**2.92**	**605**	**77.1**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
A	$151,230,887	908	54.23	$166,554	5.000	9.990	6.958	6.449	348.85	2.89	636	77.9
A-	$56,015,020	353	20.09	$158,683	5.500	9.450	7.426	6.917	347.75	2.89	584	77.0
B	$48,110,027	315	17.25	$152,730	5.700	10.750	7.645	7.136	351.98	2.93	564	76.0
C	$20,459,217	145	7.34	$141,098	5.900	10.410	7.923	7.414	349.11	3.16	542	75.4
C-	$2,243,891	13	0.80	$172,607	6.620	9.440	7.984	7.475	359.06	2.45	514	66.8
D	$819,050	6	0.29	$136,508	7.300	9.500	8.217	7.708	357.50	4.50	521	54.2
	$278,878,091	**1,740**	**100.00**	**$160,275**	**5.000**	**10.750**	**7.253**	**6.744**	**349.29**	**2.92**	**605**	**77.1**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0	$26,768,011	196	9.60	$136,571	6.000	9.940	7.650	7.141	342.29	2.90	607	76.6
12	$16,513,178	86	5.92	$192,014	5.860	9.100	7.327	6.818	353.25	2.81	600	74.8
18	$103,528	1	0.04	$103,528	8.990	8.990	8.990	8.481	359.00	3.00	536	85.0
24	$112,110,787	666	40.20	$168,335	5.250	10.750	7.257	6.748	358.66	2.75	594	78.2
36	$110,566,119	692	39.65	$159,778	5.000	10.410	7.151	6.642	345.13	3.08	616	76.3
48	$411,593	4	0.15	$102,898	5.890	8.375	7.116	6.607	358.05	3.32	597	80.9
60	$12,404,875	95	4.45	$130,578	5.500	9.629	7.172	6.663	311.28	3.23	611	77.6
	$278,878,091	**1,740**	**100.00**	**$160,275**	**5.000**	**10.750**	**7.253**	**6.744**	**349.29**	**2.92**	**605**	**77.1**

Range of Months to Roll (Excludes 670 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
13 - 18	16	$204,342	3	0.11	$68,114	7.140	9.200	7.798	7.289	351.56	10.44	553	77.9
19 - 24	23	$137,087,159	809	76.36	$169,453	5.250	10.750	7.301	6.792	359.21	2.75	595	78.3
25 - 31	30	$1,236,363	5	0.69	$247,273	6.990	8.875	8.140	7.631	354.28	7.72	587	81.9
32 - 37	35	$39,978,221	247	22.27	$161,855	5.500	9.999	7.273	6.764	358.67	3.33	599	79.1
>= 38	59	$1,019,896	6	0.57	$169,983	5.990	9.100	7.493	6.984	340.37	3.39	610	69.8
	26	**$179,525,981**	**1,070**	**100.00**	**$167,781**	**5.250**	**10.750**	**7.303**	**6.794**	**358.94**	**2.93**	**596**	**78.4**

ARM and Fixed $278,878,091

Detailed Report

Range of Margin (Excludes 670 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
<= 2.000	$378,572	1	0.21	$378,572	5.900	5.900	5.900	5.391	359.00	3.00	649	78.0
3.751 - 3.875	$128,365	1	0.07	$128,365	5.375	5.375	5.375	4.866	359.00	3.00	644	80.0
4.126 - 4.250	$323,977	2	0.18	$161,989	5.750	5.750	5.750	5.241	359.00	3.00	664	70.4
4.376 - 4.500	$1,106,319	5	0.62	$221,264	5.500	6.000	5.776	5.267	358.86	3.14	641	78.2
4.501 - 4.625	$307,630	2	0.17	$153,815	6.100	6.600	6.392	5.883	359.58	2.42	623	79.2
4.626 - 4.750	$1,805,692	9	1.01	$200,632	5.700	6.600	6.091	5.582	358.99	3.01	652	72.0
4.751 - 4.875	$1,231,196	6	0.69	$205,199	5.250	6.550	6.180	5.671	358.42	3.58	632	78.7
4.876 - 5.000	$2,500,023	15	1.39	$166,668	5.625	6.950	6.435	5.926	359.00	3.00	626	71.6
5.001 - 5.125	$1,960,975	9	1.09	$217,886	6.075	6.990	6.592	6.083	359.00	3.00	588	74.4
5.126 - 5.250	$4,022,855	20	2.24	$201,143	5.350	8.250	6.507	5.998	358.80	3.20	622	70.0
5.251 - 5.375	$1,022,013	7	0.57	$146,002	5.490	6.875	6.647	6.138	358.51	3.49	643	78.9
5.376 - 5.500	$20,899,052	107	11.64	$195,318	5.500	9.990	6.958	6.449	358.88	3.12	605	77.8
5.501 - 5.625	$2,192,073	12	1.22	$182,673	5.850	7.650	6.772	6.263	359.12	2.88	601	77.0
5.626 - 5.750	$8,022,974	41	4.47	$195,682	5.840	9.100	6.919	6.410	358.93	3.07	617	69.3
5.751 - 5.875	$3,267,128	21	1.82	$155,578	5.940	7.375	6.750	6.241	358.73	3.27	609	81.2
5.876 - 6.000	$22,014,537	125	12.26	$176,116	5.900	9.450	7.280	6.771	359.03	2.97	614	79.9
6.001 - 6.125	$2,946,756	18	1.64	$163,709	6.200	7.625	7.091	6.582	358.96	3.04	595	79.9
6.126 - 6.250	$11,510,003	64	6.41	$179,844	6.000	8.650	7.087	6.578	359.03	2.94	606	78.5
6.251 - 6.375	$5,281,736	28	2.94	$188,633	6.410	7.859	6.819	6.310	359.08	2.88	603	79.4
6.376 - 6.500	$23,710,553	143	13.21	$165,808	6.500	9.940	7.468	6.959	358.90	3.10	576	77.8
6.501 - 6.625	$3,649,328	26	2.03	$140,359	6.660	7.625	6.837	6.328	359.38	2.49	598	79.4
6.626 - 6.750	$9,993,373	59	5.57	$169,379	6.750	9.650	7.254	6.745	357.24	2.87	599	81.0
6.751 - 6.875	$6,294,358	36	3.51	$174,843	6.910	8.375	7.200	6.691	359.25	2.71	602	79.6
6.876 - 7.000	$10,023,372	74	5.58	$135,451	6.950	9.300	7.966	7.457	359.16	2.81	574	79.3
7.001 - 7.125	$2,687,980	17	1.50	$158,116	7.170	8.545	7.508	6.999	359.33	2.57	583	82.5
7.126 - 7.250	$4,547,474	31	2.53	$146,693	7.280	8.750	7.795	7.286	359.19	2.71	577	79.5
7.251 - 7.375	$3,128,617	20	1.74	$156,431	7.410	8.875	7.578	7.069	359.31	2.67	575	81.7
7.376 - 7.500	$3,930,614	30	2.19	$131,020	6.990	9.550	7.807	7.298	359.21	2.79	588	81.4
7.501 - 7.625	$2,812,266	17	1.57	$165,427	7.660	8.550	7.805	7.296	359.37	2.51	587	84.7
7.626 - 7.750	$2,112,620	14	1.18	$150,901	7.790	9.250	7.965	7.456	359.39	2.45	564	78.7
7.751 - 7.875	$4,255,748	27	2.37	$157,620	7.940	10.750	8.237	7.728	358.96	2.92	562	81.4
7.876 - 8.000	$2,707,007	18	1.51	$150,389	6.990	8.700	7.936	7.427	359.18	2.82	570	77.9
8.001 - 8.125	$1,149,218	10	0.64	$114,922	8.160	8.350	8.232	7.723	359.64	2.20	596	84.7
8.126 - 8.250	$1,617,678	10	0.90	$161,768	7.300	9.400	8.313	7.804	359.43	2.57	575	76.9
8.251 - 8.375	$2,516,743	16	1.40	$157,296	8.410	9.670	8.514	8.005	359.40	2.58	574	81.3
8.376 - 8.500	$741,450	7	0.41	$105,921	8.630	9.999	8.958	8.449	359.48	2.52	559	77.6
8.501 - 8.625	$879,562	5	0.49	$175,912	8.660	8.770	8.743	8.234	359.67	2.33	576	80.2
8.626 - 8.750	$143,888	2	0.08	$71,944	8.990	8.990	8.990	8.481	360.00	1.00	555	81.4
8.751 - 8.875	$751,461	6	0.42	$125,243	8.940	9.110	8.983	8.474	359.26	2.62	562	81.6
8.876 - 9.000	$190,939	1	0.11	$190,939	9.070	9.070	9.070	8.561	359.00	3.00	561	85.0
9.001 - 9.125	$197,576	3	0.11	$65,859	9.200	9.300	9.255	8.746	358.51	3.08	532	63.4
9.251 - 9.375	$413,469	3	0.23	$137,823	9.440	9.540	9.481	8.972	359.20	2.52	522	67.0
9.626 - 9.750	$96,857	1	0.05	$96,857	9.990	9.990	9.990	9.481	360.00	2.00	539	95.0
9.751 - 9.875	$51,953	1	0.03	$51,953	9.950	9.950	9.950	9.441	360.00	2.00	542	65.0
6.377	$179,525,981	1,070	100.00	$167,781	5.250	10.750	7.303	6.794	358.94	2.93	596	78.4

ARM and Fixed $278,878,091

Detailed Report

Range of Maximum Rates (Excludes 670 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
10.501 - 11.000	$194,414	1	0.11	$194,414	5.990	5.990	5.990	5.481	359.00	3.00	644	75.0
11.001 - 11.500	$454,156	4	0.25	$113,539	5.250	5.490	5.368	4.859	359.23	2.77	697	68.7
11.501 - 12.000	$4,299,863	23	2.40	$186,951	5.550	6.950	5.895	5.386	354.53	3.15	642	72.0
12.001 - 12.500	$12,893,071	68	7.18	$189,604	5.375	6.500	6.331	5.822	359.07	2.88	622	77.7
12.501 - 13.000	$34,091,525	188	18.99	$181,338	5.625	7.850	6.746	6.237	359.29	2.68	608	77.7
13.001 - 13.500	$25,688,583	146	14.31	$175,949	6.050	8.050	6.910	6.401	359.10	2.85	609	77.8
13.501 - 14.000	$38,202,423	212	21.28	$180,200	6.540	7.990	7.306	6.797	359.12	2.85	595	78.2
14.001 - 14.500	$25,406,085	167	14.15	$152,132	7.030	9.100	7.726	7.217	358.94	3.05	592	80.5
14.501 - 15.000	$22,903,182	146	12.76	$156,871	7.509	8.990	8.025	7.516	358.92	3.07	573	79.3
15.001 - 15.500	$8,477,855	60	4.72	$141,298	8.040	9.440	8.435	7.926	358.77	3.22	562	79.9
15.501 - 16.000	$5,417,144	40	3.02	$135,429	8.509	9.950	8.853	8.344	358.35	3.63	552	79.3
16.001 - 16.500	$1,073,355	9	0.60	$119,262	9.040	9.500	9.283	8.774	358.90	3.10	551	80.7
16.501 - 17.000	$424,326	6	0.24	$70,721	9.940	10.750	10.085	9.576	358.71	3.29	563	76.8
13.761	**$179,525,981**	**1,070**	**100.00**	**$167,781**	**5.250**	**10.750**	**7.303**	**6.794**	**358.94**	**2.93**	**596**	**78.4**

Next Interest Adjustment Date (Excludes 670 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
07/04	$63,063	1	0.04	$63,063	7.140	7.140	7.140	6.631	349.00	13.00	559	85.0
10/04	$92,092	1	0.05	$92,092	7.500	7.500	7.500	6.991	352.00	10.00	561	80.0
12/04	$49,187	1	0.03	$49,187	9.200	9.200	9.200	8.691	354.00	8.00	531	65.0
01/05	$66,007	1	0.04	$66,007	9.520	9.520	9.520	9.011	355.00	7.00	543	80.0
02/05	$317,059	1	0.18	$317,059	7.490	7.490	7.490	6.981	355.00	7.00	541	85.0
03/05	$520,846	3	0.29	$173,615	6.540	8.875	7.356	6.847	356.43	5.57	636	78.7
04/05	$2,737,070	12	1.52	$228,089	6.470	9.150	7.199	6.690	357.24	4.76	610	77.1
05/05	$20,508,932	129	11.42	$158,984	5.250	8.990	7.180	6.671	358.60	3.40	606	78.8
06/05	$79,168,795	451	44.10	$175,541	5.375	10.750	7.256	6.747	359.14	2.86	593	78.3
07/05	$33,559,796	211	18.69	$159,051	5.490	9.990	7.482	6.973	360.00	1.86	593	77.8
08/05	$208,654	1	0.12	$208,654	7.790	7.790	7.790	7.281	360.00	1.00	565	90.0
11/05	$202,216	2	0.11	$101,108	8.490	8.490	8.490	7.981	353.00	9.00	571	79.8
01/06	$490,731	1	0.27	$490,731	8.875	8.875	8.875	8.366	354.00	8.00	564	85.0
02/06	$543,416	2	0.30	$271,708	6.990	7.500	7.346	6.837	355.00	7.00	613	80.0
03/06	$631,086	5	0.35	$126,217	6.990	8.500	7.736	7.227	356.00	6.00	561	81.7
04/06	$3,769,843	21	2.10	$179,516	6.375	9.990	7.747	7.238	357.02	4.98	567	80.0
05/06	$5,914,124	39	3.29	$151,644	5.625	8.875	7.178	6.669	358.16	3.84	620	82.3
06/06	$28,861,456	177	16.08	$163,059	5.500	9.999	7.223	6.714	359.01	2.99	599	78.5
07/06	$801,712	5	0.45	$160,342	6.540	9.650	7.186	6.677	360.00	2.00	618	68.3
05/08	$510,548	2	0.28	$255,274	7.700	8.050	7.777	7.268	358.00	4.00	590	73.3
06/08	$399,601	3	0.22	$133,200	5.990	9.100	7.031	6.522	312.45	3.00	629	65.3
07/08	$109,747	1	0.06	$109,747	7.850	7.850	7.850	7.341	360.00	2.00	638	70.0
	$179,525,981	**1,070**	**100.00**	**$167,781**	**5.250**	**10.750**	**7.303**	**6.794**	**358.94**	**2.93**	**596**	**78.4**

ARM and Fixed $278,878,091

Detailed Report

First Payment Date													
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
08/02	$63,063	1	0.02	$63,063	7.140	7.140	7.140	6.631	349.00	13.00	559	85.0
11/02	$92,092	1	0.03	$92,092	7.500	7.500	7.500	6.991	352.00	10.00	561	80.0
12/02	$371,819	4	0.13	$92,955	7.990	9.480	8.689	8.180	280.72	9.00	573	80.1
01/03	$49,187	1	0.02	$49,187	9.200	9.200	9.200	8.691	354.00	8.00	531	65.0
02/03	$556,738	2	0.20	$278,369	8.875	9.520	8.951	8.442	354.12	7.88	562	84.4
03/03	$1,466,732	6	0.53	$244,455	6.250	7.500	7.088	6.579	324.13	7.00	641	81.1
04/03	$1,904,920	15	0.68	$126,995	6.540	9.750	7.690	7.181	303.54	5.84	613	81.6
05/03	$8,454,301	47	3.03	$179,879	5.950	9.990	7.505	6.996	347.10	4.86	592	78.1
06/03	$45,982,548	320	16.49	$143,695	5.250	10.410	7.162	6.653	343.69	3.55	617	77.1
07/03	$163,069,594	986	58.47	$165,385	5.000	10.750	7.206	6.697	351.14	2.90	603	76.9
08/03	$56,451,504	354	20.24	$159,468	5.490	9.990	7.385	6.876	351.66	1.86	603	77.1
09/03	$415,592	3	0.15	$138,531	7.490	7.990	7.718	7.209	322.17	1.00	571	78.9
	$278,878,091	**1,740**	**100.00**	**$160,275**	**5.000**	**10.750**	**7.253**	**6.744**	**349.29**	**2.92**	**605**	**77.1**

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For

CWABS 2003-BC5 SoCalNoMI>85

ARM and Fixed $9,080,582
Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		32	
Total Outstanding Balance		$9,080,582	
Average Loan Balance		$283,768	$89,777 to $499,049
WA Mortgage Rate		7.227%	6.250% to 8.500%
Net WAC		6.718%	5.741% to 7.991%
ARM Characteristics			
WA Gross Margin		6.017%	5.500% to 7.880%
WA Months to First Roll		26	22 to 35
WA First Periodic Cap		2.007%	1.500% to 3.000%
WA Subsequent Periodic Cap		1.331%	1.000% to 1.500%
WA Lifetime Cap		14.039%	12.450% to 15.490%
WA Lifetime Floor		6.740%	0.000% to 8.500%
WA Original Term (months)		354	180 to 360
WA Remaining Term (months)		352	177 to 359
WA LTV		90.86%	87.50% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		609	
WA DTI%		45.14%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		100.00%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	0.00%	
	Unknown	100.00%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	100.00	SFR	78.57%	FULL	56.80%	RCO	75.18%	OO	100.00	A	59.34%	12	18.71%
		PUD	10.30%	STATED	32.67%	PUR	15.62%			A-	19.76%	24	29.70%
		3T4	8.41%	SIMPLE	10.53%	RNC	9.19%			B	15.57%	36	42.30%
		CND	2.72%							C	5.33%	60	9.29%

ARM and Fixed $9,080,582

Detailed Report

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
2/28 LIB6M	$4,396,129	16	48.41	$274,758	6.450	8.490	7.436	6.927	358.84	3.16	596	90.3
3/27 LIB6M	$1,959,638	8	21.58	$244,955	6.750	8.500	7.245	6.736	358.55	3.45	591	92.1
15Yr Fixed	$289,844	1	3.19	$289,844	7.990	7.990	7.990	7.481	177.00	3.00	582	90.0
30Yr Fixed	$2,434,972	7	26.82	$347,853	6.250	7.490	6.743	6.234	357.06	2.94	650	90.9
	$9,080,582	**32**	**100.00**	**$283,768**	**6.250**	**8.500**	**7.227**	**6.718**	**352.49**	**3.16**	**609**	**90.9**

Description												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
ARM 360	$6,355,766	24	69.99	$264,824	6.450	8.500	7.377	6.868	358.75	3.25	595	90.9
Fixed 180	$289,844	1	3.19	$289,844	7.990	7.990	7.990	7.481	177.00	3.00	582	90.0
Fixed 360	$2,434,972	7	26.82	$347,853	6.250	7.490	6.743	6.234	357.06	2.94	650	90.9
	$9,080,582	**32**	**100.00**	**$283,768**	**6.250**	**8.500**	**7.227**	**6.718**	**352.49**	**3.16**	**609**	**90.9**

Range of Current Balance												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
$75,000.01 - $100,000.00	$89,777	1	0.99	$89,777	6.990	6.990	6.990	6.481	359.00	3.00	609	90.0
$100,000.01 - $150,000.00	$266,188	2	2.93	$133,094	7.375	7.390	7.383	6.874	357.94	3.00	576	88.9
$150,000.01 - $200,000.00	$839,744	5	9.25	$167,949	6.450	8.500	7.904	7.395	359.00	3.00	577	89.5
$200,000.01 - $250,000.00	$1,779,029	8	19.59	$222,379	6.850	8.090	7.356	6.847	358.27	3.50	565	92.3
$250,000.01 - $300,000.00	$1,380,795	5	15.21	$276,159	6.750	7.990	7.461	6.952	320.41	3.00	586	90.0
$300,000.01 - $350,000.00	$641,424	2	7.06	$320,712	7.600	7.990	7.791	7.282	358.51	3.49	623	89.6
$350,000.01 - $400,000.00	$364,660	1	4.02	$364,660	6.875	6.875	6.875	6.366	356.00	4.00	684	100.0
$400,000.01 - $450,000.00	$1,290,010	3	14.21	$430,003	6.500	8.250	7.348	6.839	358.68	3.32	592	91.6
$450,000.01 - $500,000.00	$2,428,955	5	26.75	$485,791	6.250	6.990	6.595	6.086	358.01	2.79	663	89.5
	$9,080,582	**32**	**100.00**	**$283,768**	**6.250**	**8.500**	**7.227**	**6.718**	**352.49**	**3.16**	**609**	**90.9**

State												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
CA	$9,080,582	32	100.00	$283,768	6.250	8.500	7.227	6.718	352.49	3.16	609	90.9
	$9,080,582	**32**	**100.00**	**$283,768**	**6.250**	**8.500**	**7.227**	**6.718**	**352.49**	**3.16**	**609**	**90.9**

Loan-to-Value (Include CLTVs for 2nd Liens)												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
85.01 - 90.00	$7,880,253	28	86.78	$281,438	6.250	8.500	7.240	6.731	351.75	3.03	605	89.7
90.01 - 95.00	$410,055	1	4.52	$410,055	7.250	7.250	7.250	6.741	358.00	4.00	619	95.0

ARM and Fixed $9,080,582

Detailed Report

95.01 - 100.00	$790,274	3	8.70	$263,425	6.875	7.250	7.077	6.568	357.08	4.00	641	100.0
	$9,080,582	**32**	**100.00**	**$283,768**	**6.250**	**8.500**	**7.227**	**6.718**	**352.49**	**3.16**	**609**	**90.9**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
6.250 - 6.374	$499,049	1	5.50	$499,049	6.250	6.250	6.250	5.741	358.00	2.00	661	87.7
6.375 - 6.499	$157,066	1	1.73	$157,066	6.450	6.450	6.450	5.941	359.00	3.00	646	87.5
6.500 - 6.624	$1,409,147	3	15.52	$469,716	6.500	6.500	6.500	5.991	358.30	3.00	667	90.0
6.750 - 6.874	$941,030	3	10.36	$313,677	6.750	6.850	6.772	6.263	357.58	3.00	618	90.0
6.875 - 6.999	$1,633,611	6	17.99	$272,268	6.875	6.990	6.952	6.443	358.05	3.50	600	92.2
7.250 - 7.374	$835,669	3	9.20	$278,556	7.250	7.250	7.250	6.741	358.00	4.00	612	97.5
7.375 - 7.499	$535,582	3	5.90	$178,527	7.375	7.490	7.437	6.928	357.47	3.00	601	89.5
7.500 - 7.624	$327,280	1	3.60	$327,280	7.600	7.600	7.600	7.091	359.00	3.00	640	89.3
7.625 - 7.749	$480,908	2	5.30	$240,454	7.625	7.740	7.681	7.172	359.00	3.00	562	90.0
7.875 - 7.999	$1,242,589	5	13.68	$248,518	7.990	7.990	7.990	7.481	316.29	3.25	569	90.0
8.000 - 8.124	$233,534	1	2.57	$233,534	8.090	8.090	8.090	7.581	359.00	3.00	562	90.0
8.250 - 8.374	$449,133	1	4.95	$449,133	8.250	8.250	8.250	7.741	359.00	3.00	563	90.0
8.375 - 8.499	$170,686	1	1.88	$170,686	8.490	8.490	8.490	7.981	359.00	3.00	596	90.0
8.500 - 8.624	$165,297	1	1.82	$165,297	8.500	8.500	8.500	7.991	359.00	3.00	568	90.0
	$9,080,582	**32**	**100.00**	**$283,768**	**6.250**	**8.500**	**7.227**	**6.718**	**352.49**	**3.16**	**609**	**90.9**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
SFR	$7,134,642	25	78.57	$285,386	6.250	8.490	7.082	6.573	350.94	3.08	613	90.3
PUD	$935,254	4	10.30	$233,813	6.875	8.500	7.478	6.969	357.60	3.62	613	96.2
3T4	$763,278	2	8.41	$381,639	7.990	8.250	8.143	7.634	358.59	3.41	580	90.0
CND	$247,408	1	2.72	$247,408	7.625	7.625	7.625	7.116	359.00	3.00	559	90.0
	$9,080,582	**32**	**100.00**	**$283,768**	**6.250**	**8.500**	**7.227**	**6.718**	**352.49**	**3.16**	**609**	**90.9**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
RCO	$6,827,072	23	75.18	$296,829	6.250	8.500	7.176	6.667	358.51	3.05	606	90.0
PUR	$1,418,769	5	15.62	$283,754	6.750	8.490	7.141	6.632	357.28	3.56	634	95.6
RNC	$834,741	4	9.19	$208,685	6.990	7.990	7.781	7.272	295.09	3.38	596	89.7
	$9,080,582	**32**	**100.00**	**$283,768**	**6.250**	**8.500**	**7.227**	**6.718**	**352.49**	**3.16**	**609**	**90.9**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV

ARM and Fixed $9,080,582

Detailed Report

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
OO	$9,080,582	32	100.00	$283,768	6.250	8.500	7.227	6.718	352.49	3.16	609	90.9
	$9,080,582	**32**	**100.00**	**$283,768**	**6.250**	**8.500**	**7.227**	**6.718**	**352.49**	**3.16**	**609**	**90.9**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
121 - 180	$289,844	1	3.19	$289,844	7.990	7.990	7.990	7.481	177.00	3.00	582	90.0
301 - 360	$8,790,738	31	96.81	$283,572	6.250	8.500	7.201	6.692	358.28	3.17	610	90.9
	$9,080,582	**32**	**100.00**	**$283,768**	**6.250**	**8.500**	**7.227**	**6.718**	**352.49**	**3.16**	**609**	**90.9**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
FULL	$5,157,557	18	56.80	$286,531	6.250	8.500	7.064	6.555	357.99	3.22	608	91.7
STATED INCOME	$2,966,763	11	32.67	$269,706	6.450	8.490	7.472	6.963	340.84	3.11	622	89.7
SIMPLE	$956,262	3	10.53	$318,754	6.500	8.090	7.343	6.834	359.00	3.00	574	90.0
	$9,080,582	**32**	**100.00**	**$283,768**	**6.250**	**8.500**	**7.227**	**6.718**	**352.49**	**3.16**	**609**	**90.9**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
701 - 710	$484,675	1	5.34	$484,675	6.500	6.500	6.500	5.991	359.00	3.00	701	90.0
691 - 700	$493,650	1	5.44	$493,650	6.500	6.500	6.500	5.991	357.00	3.00	694	90.0
681 - 690	$364,660	1	4.02	$364,660	6.875	6.875	6.875	6.366	356.00	4.00	684	100.0
661 - 670	$499,049	1	5.50	$499,049	6.250	6.250	6.250	5.741	358.00	2.00	661	87.7
641 - 650	$157,066	1	1.73	$157,066	6.450	6.450	6.450	5.941	359.00	3.00	646	87.5
631 - 640	$1,058,874	3	11.66	$352,958	6.750	7.600	7.013	6.504	358.14	3.00	636	89.8
621 - 630	$763,167	2	8.40	$381,584	6.990	7.490	7.166	6.657	358.29	3.00	625	90.0
611 - 620	$410,055	1	4.52	$410,055	7.250	7.250	7.250	6.741	358.00	4.00	619	95.0
601 - 610	$829,536	4	9.14	$207,384	6.990	7.990	7.502	6.993	358.11	3.89	605	95.1
591 - 600	$742,485	3	8.18	$247,495	6.500	8.490	7.126	6.617	358.62	3.00	597	89.7
581 - 590	$289,844	1	3.19	$289,844	7.990	7.990	7.990	7.481	177.00	3.00	582	90.0
561 - 570	$1,081,465	4	11.91	$270,366	7.740	8.500	8.144	7.635	359.00	3.00	564	90.0
551 - 560	$810,523	4	8.93	$202,631	6.850	7.990	7.311	6.802	358.46	3.00	557	89.9
541 - 550	$417,118	2	4.59	$208,559	7.375	7.990	7.805	7.296	359.00	3.00	550	89.9
531 - 540	$255,864	1	2.82	$255,864	6.990	6.990	6.990	6.481	359.00	3.00	540	90.0
521 - 530	$194,005	1	2.14	$194,005	7.990	7.990	7.990	7.481	359.00	3.00	528	90.0
511 - 520	$228,546	1	2.52	$228,546	6.990	6.990	6.990	6.481	357.00	5.00	516	90.0
	$9,080,582	**32**	**100.00**	**$283,768**	**6.250**	**8.500**	**7.227**	**6.718**	**352.49**	**3.16**	**609**	**90.9**

ARM and Fixed $9,080,582

Detailed Report

Grade												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
A	$5,387,996	17	59.34	$316,941	6.250	8.490	6.999	6.490	348.23	3.15	639	91.1
A-	$1,794,098	7	19.76	$256,300	6.850	8.500	7.862	7.353	358.65	3.12	566	91.2
B	$1,414,078	6	15.57	$235,680	6.890	7.990	7.366	6.857	359.00	3.00	576	89.9
C	$484,410	2	5.33	$242,205	6.990	6.990	6.990	6.481	358.06	3.94	529	90.0
	$9,080,582	**32**	**100.00**	**$283,768**	**6.250**	**8.500**	**7.227**	**6.718**	**352.49**	**3.16**	**609**	**90.9**

Collateral Grouped by Prepayment Penalty Months												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
12	$1,698,773	5	18.71	$339,755	7.250	8.250	7.894	7.385	358.57	3.43	582	91.2
24	$2,697,356	11	29.70	$245,214	6.450	8.490	7.147	6.638	359.00	3.00	605	89.7
36	$3,840,964	13	42.30	$295,459	6.250	8.500	7.023	6.514	344.34	3.10	618	90.7
60	$843,489	3	9.29	$281,163	6.850	7.490	7.065	6.556	356.57	3.43	634	94.3
	$9,080,582	**32**	**100.00**	**$283,768**	**6.250**	**8.500**	**7.227**	**6.718**	**352.49**	**3.16**	**609**	**90.9**

Range of Months to Roll									(Excludes 8 Fixed Rate Mortgages)				
DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
19 - 24	23	$4,396,129	16	69.17	$274,758	6.450	8.490	7.436	6.927	358.84	3.16	596	90.3
32 - 37	35	$1,959,638	8	30.83	$244,955	6.750	8.500	7.245	6.736	358.55	3.45	591	92.1
	26	**$6,355,766**	**24**	**100.00**	**$264,824**	**6.450**	**8.500**	**7.377**	**6.868**	**358.75**	**3.25**	**595**	**90.9**

Range of Margin								(Excludes 8 Fixed Rate Mortgages)				
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
5.376 - 5.500	$1,846,098	7	29.05	$263,728	6.500	8.490	7.353	6.844	359.00	3.00	589	90.0
5.626 - 5.750	$1,188,892	4	18.71	$297,223	7.250	8.250	7.823	7.314	358.38	3.62	589	93.6
5.751 - 5.875	$125,212	1	1.97	$125,212	7.375	7.375	7.375	6.866	359.00	3.00	550	89.6
5.876 - 6.000	$811,690	3	12.77	$270,563	6.990	7.600	7.236	6.727	358.44	3.56	574	89.7
6.126 - 6.250	$641,741	2	10.10	$320,871	6.450	6.500	6.488	5.979	359.00	3.00	688	89.4
6.251 - 6.375	$247,408	1	3.89	$247,408	7.625	7.625	7.625	7.116	359.00	3.00	559	90.0
6.376 - 6.500	$492,897	2	7.76	$246,448	6.890	7.990	7.541	7.032	359.00	3.00	552	89.8
6.626 - 6.750	$683,842	2	10.76	$341,921	6.750	7.250	7.050	6.541	358.40	3.60	625	93.0
6.876 - 7.000	$165,297	1	2.60	$165,297	8.500	8.500	8.500	7.991	359.00	3.00	568	90.0
7.876 - 8.000	$152,689	1	2.40	$152,689	7.990	7.990	7.990	7.481	359.00	3.00	555	90.0
6.017	**$6,355,766**	**24**	**100.00**	**$264,824**	**6.450**	**8.500**	**7.377**	**6.868**	**358.75**	**3.25**	**595**	**90.9**

ARM and Fixed $9,080,582

Detailed Report

Range of Maximum Rates (Excludes 8 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
12.001 - 12.500	$641,741	2	10.10	$320,871	6.450	6.500	6.488	5.979	359.00	3.00	688	89.4
12.501 - 13.000	$529,651	2	8.33	$264,826	6.750	6.990	6.866	6.357	359.00	3.00	588	90.0
13.001 - 13.500	$840,877	2	13.23	$420,438	6.500	7.250	6.866	6.357	358.51	3.49	608	92.4
13.501 - 14.000	$1,413,184	6	22.23	$235,531	6.890	7.990	7.195	6.686	358.68	3.32	577	89.9
14.001 - 14.500	$716,123	4	11.27	$179,031	7.250	8.500	7.560	7.051	358.41	3.59	587	95.9
14.501 - 15.000	$1,360,835	5	21.41	$272,167	7.600	7.990	7.853	7.344	358.77	3.23	584	89.8
15.001 - 15.500	$853,354	3	13.43	$284,451	8.090	8.490	8.254	7.745	359.00	3.00	569	90.0
14.039	**$6,355,766**	**24**	**100.00**	**$264,824**	**6.450**	**8.500**	**7.377**	**6.868**	**358.75**	**3.25**	**595**	**90.9**

Next Interest Adjustment Date (Excludes 8 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
05/05	$724,199	2	11.39	$362,100	7.250	7.990	7.571	7.062	358.00	4.00	613	92.8
06/05	$3,671,930	14	57.77	$262,281	6.450	8.490	7.409	6.900	359.00	3.00	593	89.8
04/06	$228,546	1	3.60	$228,546	6.990	6.990	6.990	6.481	357.00	5.00	516	90.0
05/06	$425,615	2	6.70	$212,807	7.250	7.250	7.250	6.741	358.00	4.00	605	100.0
06/06	$1,305,477	5	20.54	$261,095	6.750	8.500	7.288	6.779	359.00	3.00	599	90.0
	$6,355,766	**24**	**100.00**	**$264,824**	**6.450**	**8.500**	**7.377**	**6.868**	**358.75**	**3.25**	**595**	**90.9**

First Payment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
05/03	$228,546	1	2.52	$228,546	6.990	6.990	6.990	6.481	357.00	5.00	516	90.0
06/03	$1,514,474	5	16.68	$302,895	6.875	7.990	7.313	6.804	357.52	4.00	628	96.6
07/03	$6,838,514	25	75.31	$273,541	6.450	8.500	7.287	6.778	350.83	3.00	604	89.9
08/03	$499,049	1	5.50	$499,049	6.250	6.250	6.250	5.741	358.00	2.00	661	87.7
	$9,080,582	**32**	**100.00**	**$283,768**	**6.250**	**8.500**	**7.227**	**6.718**	**352.49**	**3.16**	**609**	**90.9**

ABS New Transaction

Computational Materials

$500,000,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2003-BC5

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prosp ectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: August 26, 2003*

$500,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-BC5

Class [1][2]	Principal Balance [3]	WAL (Years) Call/Mat [4]	Payment Window (Mos) Call/Mat [4]	Expected Ratings (S&P/Fitch) [5]	Last Scheduled Distribution Date	Certificate Type
1-A	113,125,000			*Not Offered*		
2-A-1	125,000,000	0.75 / 0.75	1-17 / 1-17	AAA/AAA	November 2020	Floating Rate Senior Sequential
2-A-2	214,375,000	3.20 / 3.56	17-75 / 17-180	AAA/AAA	December 2033	Floating Rate Senior Sequential
M-1	25,000,000	4.37 / 4.78	39-75 / 39-127	AA/AA	September 2033	Floating Rate Mezzanine
M-2	3,750,000	4.32 / 4.64	39-75 / 39-106	AA-/AA-	June 2033	Floating Rate Mezzanine
M-3	4,000,000	4.30 / 4.59	38-75 / 38-101	A+/A+	May 2033	Floating Rate Mezzanine
M-4	7,000,000	4.28 / 4.47	38-75 / 38-95	A/A	April 2033	Floating Rate Mezzanine
M-5	1,500,000	4.28 / 4.36	38-75 / 38-82	A-/A-	December 2032	Floating Rate Mezzanine
M-6	4,250,000	4.20 / 4.21	37-75 / 37-78	BBB+/BBB+	October 2032	Floating Rate Mezzanine
B	2,000,000	3.98 / 3.98	37-66 / 37-66	BBB/BBB	March 2032	Floating Rate Subordinate
Total:	500,000,000					

(1) *The Class 1-A Certificates (the "**Class 1-A Certificates**," which are not offered herein) are backed primarily by the cashflows from the Group 1 Mortgage Loans, and the Class 2-A-1 Certificates and Class 2-A-2 Certificates (together the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Together, the Class 1-A Certificates and Class 2-A Certificates are referred to herein as the "**Senior Certificates.**" Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans.*
(2) *The margins on the Senior Certificates and the Subordinate Certificates will be equal to 2.0x and 1.5x, respectively, after the Clean-up Call date.*
(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(4) *See "Pricing Prepayment Speed" below.*
(5) *Rating Agency Contacts: Standard & Poor's, Linda Wu, 212-438-1567; Fitch, Judah Samter, 212-908-0275.*

Trust: Asset-Backed Certificates, Series 2003-BC5.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager), JPMorgan Securities (Co-Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The Senior Certificates (the Class 1-A Certificates are not being offered hereby) and the Subordinate Certificates are together referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C and Class P Certificates. The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates.***"

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	September 1, 2003.
Cut-off Date:	As to any Mortgage Loan, the later of September 1, 2003 and the origination date of such Mortgage Loan.
Expected Pricing Date:	August [28], 2003.
Expected Closing Date:	September 30, 2003.
Expected Settlement Date:	September 30, 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in October 2003.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	With respect to the Certificates, for each Distribution Date it will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates, the Class M-1 and the Class M-2 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates will not be SMMEA eligible.
Optional Termination:	The "***Clean-up Call***", subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
23% HEP (i.e., prepayments start at 2.3% CPR in month one, and increase by 2.3% CPR each month to 23% CPR in month ten, and remain at 23% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, remaining constant at 70% CPR from month 24 through month 27 and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans:

The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Mortgage Pool"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Statistical Pool Mortgage Loans was approximately $509,239,714 of which: (i) approximately $82,754,894 were adjustable rate mortgage loans and approximately $44,550,152 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***") and (ii) approximately $268,238,411 were adjustable rate mortgage loans and approximately $113,696,257 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***" and, together with the Group 1 Mortgage Loans, the "***Mortgage Loans***").

Pass-Through Rate:

For each class of Offered Certificates it is the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under the Mortgage Insurance Policy (as described herein), the premium rate, as applicable (such sum, the "***Expense Fee Rate***").

Net Rate Cap:

The "***Net Rate Cap***" is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
M-1, M-2, M-3, M-4, M-5, M-6, B	The weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Senior and Subordinate Certificates, on any Distribution Date on which the Pass-Through Rate for such Class is limited by the Net Rate Cap, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Cap Contracts and Excess Cashflow remaining from the applicable loan group(s), as described under the heading "Certificates Priority of Distributions" below.

Cap Contracts:

The Trust will include three one-month LIBOR cap contracts for the benefit of the Class 1-A, Class 2-A and Subordinate Certificates (the ***"Class 1-A Cap Contract," "Class 2-A Cap Contract"*** and ***"Subordinate Cap Contract,"*** respectively, and, collectively, the "***Cap Contracts***").

Cap Contract	*Initial Notional Amount*	*1 Month LIBOR Strike (Per Annum)*
Class 1-A	$50,305,031	6.01%
Class 2-A	$111,631,909	6.11%
Subordinate	$13,206,910	5.05%

After the Closing Date, the notional amount of the Cap Contracts will amortize down pursuant to an amortization schedule. With respect to each Distribution Date, payments received on (a) the Class 1-A Cap Contract will be available to pay the holders of the Class 1-A Certificates, (b) the Class 2-A Cap Contract will be available to pay the holders of the Class 2-A-1 and Class 2-A-2 Certificates, pro rata, based on certificate principal balance, and (c) the Subordinate Cap Contract will be available to pay the holders of the Subordinate Certificates, pro rata, based on certificate principal balance. Any amounts received on the Cap Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates will be distributed to the holder of the Class C Certificates and will not be available for payments of Net Rate Carryover on the related Certificates thereafter.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow
4) Mortgage Insurance

Class	**S&P/ Fitch**	**Subordination (after initial target is reached) (1)**	**Target Subordination at Stepdown (1)**
1-A	AAA/AAA	11.00%	22.00%
2-A-1	AAA/AAA	11.00%	22.00%
2-A-2	AAA/AAA	11.00%	22.00%
M-1	AA/AA	6.00%	12.00%
M-2	AA-/AA-	5.25%	10.50%
M-3	A+/A+	4.45%	8.90%
M-4	A/A	3.05%	6.05%
M-5	A-/A-	2.75%	5.50%
M-6	BBB+/BBB+	1.90%	3.80%
B	BBB/BBB	1.50%	3.00%

(1) Initial O/C at closing is zero and builds to 1.50%, commencing in January 2004. Does not include any credit for Mortgage Insurance or Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization: The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates (commencing in January 2004) relative to the amortization of the Mortgage Loans, generally in the earlier months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("*O/C*"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

Overcollateralization Target: The initial Overcollateralization Target will be zero and will remain at zero through the Distribution Date occurring in December 2003, after which time the required Overcollateralization Target will be equal to 1.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Target"*** or "***Overcollateralization Target***").

On or after the Stepdown Date, the Overcollateralization Target will be equal to 3.00% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow: "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under "Certificates Priority of Distributions."

Mortgage Insurance: As of the Statistical Pool Calculation Date, approximately 66.75% of the Mortgage Loans with original loan-to-value ratios greater than 85% are covered by a private mortgage insurance policy issued by MGIC Insurance Corporation (the "***Mortgage Insurance Policy***"), which provides insurance coverage (subject to certain carveouts), down to 60% of the value of the related mortgaged property.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the product of (a) 1.47 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the "***Required Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	Percentage
37 – 48	3.25%
49 – 60	4.25%
61 – 72	5.00%
73+	5.25%

If either (or both) a Delinquency Trigger or a Cumulative Loss Trigger has occurred, a Trigger Event will be in effect (a "***Trigger Event***").

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in October 2006.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 78.00% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans (after collections under the Mortgage Insurance Policy) not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) from interest funds related to the Group 1 and Group 2 Mortgage Loans, respectively, current and unpaid interest concurrently to (i) the Class 1-A Certificates and (ii) the Class 2-A-1 and Class 2-A-2 Certificates, respectively (pro rata, based on their respective interest distribution amounts), then (b) from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates;
2) Principal funds, as follows: (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates, and from principal funds related to the Group 2 Mortgage Loans sequentially to the Class 2-A-1 and Class 2-A-2 Certificates, then (b) from principal funds related to all of the Mortgage Loans sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Beginning on the payment date in January 2004, any remaining Excess Cashflow to the Certificates to build O/C as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay (a) any unpaid interest, then (b) to pay any unpaid realized loss amounts sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the Cap Contracts (as described below); and
6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Cap Contracts) shall generally be distributed to the Offered Certificates on a pro rata basis, based on the certificate principal balances thereof.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially in the following order of priority: from all principal collections, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage

Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates from principal collections on the Mortgage Loans in each Loan Group to the related Senior Certificates, such that the sum of the unpaid principal balance of the Class 1-A, Class 2-A-1 and Class 2-A-2 Certificates will have 22.00% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 12.00% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 10.50% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 8.90% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 6.05% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 5.50% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 3.80% Subordination and (viii) eighth, to the Class B Certificates such that the Class B Certificates will have 3.00% Subordination; each subject to the O/C Floor.

Provided, however, that if the Certificate principal balances of the Subordinate Certificates are reduced to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 2-A-1 (To Call)

Margin	0.14%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	14	14	14	14	14
WAL (yr)	9.54	0.89	0.75	0.65	0.55
MDUR (yr)	8.93	0.90	0.75	0.66	0.56
First Prin Pay	Oct03	Oct03	Oct03	Oct03	Oct03
Last Prin Pay	May20	Jun05	Feb05	Nov04	Sep04

Class 2-A-1 (To Maturity)

Margin	0.14%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	14	14	14	14	14
WAL (yr)	9.54	0.89	0.75	0.65	0.55
MDUR (yr)	8.93	0.90	0.75	0.66	0.56
First Prin Pay	Oct03	Oct03	Oct03	Oct03	Oct03
Last Prin Pay	May20	Jun05	Feb05	Nov04	Sep04

Class 2-A-2 (To Call)

Margin	0.33%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	33	33	33	33	33
WAL (yr)	23.79	4.13	3.20	2.51	1.97
MDUR (yr)	20.19	4.00	3.13	2.48	1.95
First Prin Pay	May20	Jun05	Feb05	Nov04	Sep04
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class 2-A-2 (To Maturity)

Margin	0.33%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	33	36	36	36	36
WAL (yr)	23.88	4.56	3.56	2.81	2.18
MDUR (yr)	20.25	4.38	3.45	2.75	2.15
First Prin Pay	May20	Jun05	Feb05	Nov04	Sep04
Last Prin Pay	Jun33	Apr22	Sep18	Mar16	Jun13

(1) See definition of Pricing Prepayment Speed above.

Class M-1 (To Call)

Margin 0.70%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	70	70	70	70
WAL (yr)	25.85	5.25	4.37	4.01	3.85
MDUR (yr)	20.68	5.01	4.22	3.88	3.74
First Prin Pay	Jan25	Nov06	Dec06	Feb07	Apr07
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-1 (To Maturity)

Margin 0.70%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	73	73	73	73
WAL (yr)	25.97	5.76	4.78	4.34	4.25
MDUR (yr)	20.75	5.44	4.57	4.19	4.11
First Prin Pay	Jan25	Nov06	Dec06	Feb07	Apr07
Last Prin Pay	Mar33	Jan17	Apr14	Apr12	May10

Class M-2 (To Call)

Margin 0.95%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	95	95	95	95	95
WAL (yr)	25.85	5.25	4.32	3.85	3.63
MDUR (yr)	20.05	4.96	4.13	3.71	3.51
First Prin Pay	Jan25	Oct06	Dec06	Jan07	Mar07
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-2 (To Maturity)

Margin 0.95%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	95	98	98	98	97
WAL (yr)	25.95	5.65	4.64	4.11	3.83
MDUR (yr)	20.10	5.30	4.41	3.95	3.69
First Prin Pay	Jan25	Oct06	Dec06	Jan07	Mar07
Last Prin Pay	Dec32	Nov14	Jul12	Oct10	Mar09

Class M-3 (To Call)

Margin	1.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	150	150	150	150	150
WAL (yr)	25.85	5.23	4.30	3.80	3.56
MDUR (yr)	18.74	4.86	4.06	3.62	3.40
First Prin Pay	Jan25	Oct06	Nov06	Jan07	Feb07
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-3 (To Maturity)

Margin	1.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	150	154	154	154	153
WAL (yr)	25.94	5.58	4.59	4.03	3.73
MDUR (yr)	18.78	5.14	4.30	3.82	3.56
First Prin Pay	Jan25	Oct06	Nov06	Jan07	Feb07
Last Prin Pay	Nov32	May14	Feb12	Jun10	Dec08

Class M-4 (To Call)

Margin	1.70%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	170	170	170	170
WAL (yr)	25.85	5.23	4.28	3.77	3.48
MDUR (yr)	18.29	4.83	4.02	3.57	3.32
First Prin Pay	Jan25	Oct06	Nov06	Dec06	Dec06
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-4 (To Maturity)

Margin	1.70%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	173	173	173	173
WAL (yr)	25.92	5.47	4.47	3.92	3.59
MDUR (yr)	18.32	5.01	4.18	3.70	3.42
First Prin Pay	Jan25	Oct06	Nov06	Dec06	Dec06
Last Prin Pay	Oct32	Oct13	Aug11	Jan10	Sep08

Class M-5 (To Call)

Margin	2.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	200	200	200	200	200
WAL (yr)	25.85	5.23	4.28	3.73	3.40
MDUR (yr)	17.65	4.78	3.99	3.51	3.22
First Prin Pay	Jan25	Oct06	Nov06	Nov06	Dec06
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-5 (To Maturity)

Margin	2.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	200	202	202	201	201
WAL (yr)	25.88	5.34	4.36	3.79	3.45
MDUR (yr)	17.66	4.86	4.05	3.57	3.26
First Prin Pay	Jan25	Oct06	Nov06	Nov06	Dec06
Last Prin Pay	Jun32	Jun12	Jul10	Mar09	Dec07

Class M-6 (To Call)

Margin	3.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.81	5.16	4.20	3.66	3.34
MDUR (yr)	14.87	4.50	3.77	3.33	3.07
First Prin Pay	Jan25	Oct06	Oct06	Nov06	Nov06
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-6 (To Maturity)

Margin	3.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.82	5.18	4.21	3.66	3.35
MDUR (yr)	14.87	4.51	3.77	3.34	3.08
First Prin Pay	Jan25	Oct06	Oct06	Nov06	Nov06
Last Prin Pay	Apr32	Jan12	Mar10	Dec08	Oct07

Class B (To Call)

Margin	3.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.67	4.90	3.98	3.48	3.18
MDUR (yr)	14.83	4.31	3.60	3.19	2.94
First Prin Pay	Jan25	Oct06	Oct06	Oct06	Nov06
Last Prin Pay	Sep31	Oct10	Mar09	Jan08	Feb07

Class B (To Maturity)

Margin	3.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.67	4.90	3.98	3.48	3.18
MDUR (yr)	14.83	4.31	3.60	3.19	2.94
First Prin Pay	Jan25	Oct06	Oct06	Oct06	Nov06
Last Prin Pay	Sep31	Oct10	Mar09	Jan08	Feb07

[Available Funds Schedule and Collateral Tables to Follow]

Class 1-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.708	9.353
2	6.216	7.867
3	6.423	8.083
4	6.216	7.885
5	6.216	7.896
6	6.645	8.338
7	6.216	7.924
8	6.423	8.148
9	6.216	7.961
10	6.423	8.105
11	6.215	7.922
12	6.215	7.946
13	6.422	8.179
14	6.215	7.997
15	6.422	8.231
16	6.215	8.051
17	6.215	8.078
18	6.880	8.673
19	6.214	8.034
20	6.421	8.270
21	6.216	8.124
22	6.568	9.677
23	6.351	9.546
24	6.346	9.673
25	6.551	9.633
26	6.339	9.430
27	6.549	9.727
28	6.337	9.994
29	6.336	9.884
30	7.014	10.755
31	6.334	9.968
32	6.544	10.270
33	6.333	10.081
34	6.540	10.767
35	6.328	10.525
36	6.327	10.565
37	6.536	10.888
38	6.325	10.557
39	6.534	10.803
40	6.322	11.114
41	6.321	10.568
42	6.998	11.534
43	6.319	10.574
44	6.529	10.876
45	6.317	10.590

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	6.527	11.193
47	6.315	10.887
48	6.314	10.889
49	6.524	11.197
50	6.312	10.894
51	6.521	10.813
52	6.310	10.696
53	6.309	10.693
54	6.743	11.329
55	6.307	10.687
56	6.516	10.992
57	6.305	10.689
58	6.514	11.116
59	6.303	10.803
60	6.302	10.800
61	6.511	11.105
62	6.300	10.795
63	6.509	11.099
64	6.298	10.791
65	6.297	10.789
66	6.970	11.766
67	6.294	10.785
68	6.503	11.087
69	6.292	10.782
70	6.501	11.083
71	6.290	10.780
72	6.289	10.779
73	6.498	11.078
74	6.287	10.778
75	6.496	11.076

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.11%, 6-Month LIBOR stays at 1.20%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Cap Contract.

Class 2-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.708	9.353	46	6.527	11.193
2	6.216	7.867	47	6.315	10.887
3	6.423	8.083	48	6.314	10.889
4	6.216	7.885	49	6.524	11.197
5	6.216	7.896	50	6.312	10.894
6	6.645	8.338	51	6.521	10.813
7	6.216	7.924	52	6.310	10.696
8	6.423	8.148	53	6.309	10.693
9	6.216	7.961	54	6.743	11.329
10	6.423	8.105	55	6.307	10.687
11	6.215	7.922	56	6.516	10.992
12	6.215	7.946	57	6.305	10.689
13	6.422	8.179	58	6.514	11.116
14	6.215	7.997	59	6.303	10.803
15	6.422	8.231	60	6.302	10.800
16	6.215	8.051	61	6.511	11.105
17	6.215	8.078	62	6.300	10.795
18	6.880	8.673	63	6.509	11.099
19	6.214	8.034	64	6.298	10.791
20	6.421	8.270	65	6.297	10.789
21	6.216	8.124	66	6.970	11.766
22	6.568	9.677	67	6.294	10.785
23	6.351	9.546	68	6.503	11.087
24	6.346	9.673	69	6.292	10.782
25	6.551	9.633	70	6.501	11.083
26	6.339	9.430	71	6.290	10.780
27	6.549	9.727	72	6.289	10.779
28	6.337	9.994	73	6.498	11.078
29	6.336	9.884	74	6.287	10.778
30	7.014	10.755	75	6.496	11.076
31	6.334	9.968			
32	6.544	10.270			
33	6.333	10.081			
34	6.540	10.767			
35	6.328	10.525			
36	6.327	10.565			
37	6.536	10.888			
38	6.325	10.557			
39	6.534	10.803			
40	6.322	11.114			
41	6.321	10.568			
42	6.998	11.534			
43	6.319	10.574			
44	6.529	10.876			
45	6.317	10.590			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.11%, 6-Month LIBOR stays at 1.20%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Cap Contract.

Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.692	9.377
2	6.203	7.876
3	6.410	8.068
4	6.203	7.843
5	6.458	7.823
6	7.172	8.228
7	6.960	7.776
8	7.422	7.955
9	7.182	7.721
10	7.421	7.901
11	7.182	7.668
12	7.182	7.642
13	7.421	7.824
14	7.181	7.592
15	7.421	7.774
16	7.181	7.544
17	7.181	7.520
18	7.950	8.161
19	7.181	7.474
20	7.420	7.658
21	7.182	8.174
22	7.601	9.542
23	7.349	9.228
24	7.342	9.161
25	7.580	9.336
26	7.334	9.055
27	7.577	9.269
28	7.332	9.454
29	7.330	9.415
30	8.114	10.203
31	7.328	9.338
32	7.571	9.557
33	7.326	9.280
34	7.566	10.206
35	7.321	9.886
36	7.319	9.847
37	7.562	10.085
38	6.962	9.930
39	7.244	10.372
40	7.069	10.913
41	7.140	10.548
42	8.005	11.506
43	7.310	10.555
44	7.553	10.854
45	7.308	10.569

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	7.550	11.161
47	7.305	10.859
48	7.304	10.862
49	7.546	11.167
50	7.301	10.867
51	7.543	11.176
52	7.299	11.060
53	7.297	11.062
54	7.799	11.696
55	7.295	11.067
56	7.537	11.373
57	7.292	11.078
58	7.534	11.501
59	7.311	11.197
60	7.345	11.200
61	7.627	11.507
62	7.419	11.206
63	7.706	11.512
64	7.498	11.213
65	7.540	11.217
66	8.397	12.190
67	7.630	11.224
68	7.934	11.529
69	7.728	11.233
70	8.039	11.537
71	7.834	11.243
72	7.891	11.248
73	8.216	11.550
74	8.013	11.259
75	8.347	11.560

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.11%, 6-Month LIBOR stays at 1.20%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Cap Contract.

Aggregate - ARM and Fixed $509,239,714

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

Summary of Loans in Statistic Calculation Pool		Range		
Total Number of Loans	3,240			
Total Outstanding Loan Balance	$509,239,714			
Average Loan Balance	$157,173	$35,074	to	$687,787
WA Mortgage Rate	7.250%	5.000%	to	11.050%
Net WAC	6.410%	2.961%	to	10.241%
ARM Characteristics				
WA Gross Margin	6.316%	2.000%	to	10.340%
WA Months to First Roll	24	11	to	58
WA First Periodic Cap	2.349%	1.000%	to	5.000%
WA Subsequent Periodic Cap	1.229%	1.000%	to	1.500%
WA Lifetime Cap	13.735%	10.990%	to	17.075%
WA Lifetime Floor	7.247%	4.700%	to	11.050%
WA Original Term (months)	353	120	to	360
WA Remaining Term (months)	350	114	to	359
WA LTV	80.20%	20.00%	to	100.00%
WA FICO	619			
Percentage of Pool with Prepayment Penalties at Loan Orig	90.27%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 31.99%	SFD: 77.52%	FULL DOC: 61.75%	RFCO: 65.90%	OOC: 95.59%	A: 64.63%	0: 9.73%
FL: 11.26%	PUD: 8.63%	STATED: 36.42%	PURCH: 23.92%	NOO: 3.96%	A-: 17.53%	6: 0.01%
IL: 5.06%	CONDO: 5.04%	SIMPLE: 1.83%	REFI: 10.18%	2ND: 0.45%	B: 12.14%	12: 5.75%
TX: 3.99%	2 FAM: 4.37%				C: 5.02%	18: 0.02%
OH: 3.50%	3 FAM: 1.63%				C-: 0.48%	24: 40.35%
					D: 0.20%	30: 0.14%
						36: 39.59%
						48: 0.19%
						60: 4.21%

Aggregate - ARM and Fixed $509,239,714

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2/13 LIBOR	1	$51,838	0.01
2/28 LIBOR	1,578	$255,702,479	50.21
3/27 LIBOR	581	$93,677,538	18.40
5/10 LIBOR	1	$103,352	0.02
5/25 LIBOR	9	$1,458,098	0.29
FIXED 10YR	11	$754,359	0.15
FIXED 15YR	95	$10,267,344	2.02
FIXED 20YR	42	$4,765,963	0.94
FIXED 25YR	4	$961,670	0.19
FIXED 30YR	872	$135,381,093	26.58
FIX30/15 BAL	45	$6,031,192	1.18
FIX30/25 BAL	1	$84,787	0.02
	3,240	$509,239,714	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 25,000.01 to $50,000	45	$2,036,252	0.40
$ 50,000.01 to $75,000	369	$23,474,819	4.61
$ 75,000.01 to $100,000	490	$43,014,410	8.45
$100,000.01 to $150,000	955	$118,150,004	23.20
$150,000.01 to $200,000	581	$99,990,057	19.64
$200,000.01 to $250,000	371	$82,511,145	16.20
$250,000.01 to $300,000	198	$53,849,928	10.57
$300,000.01 to $350,000	100	$32,419,661	6.37
$350,000.01 to $400,000	69	$25,662,286	5.04
$400,000.01 to $450,000	38	$16,021,869	3.15
$450,000.01 to $500,000	17	$8,202,741	1.61
$500,000.01 to $550,000	5	$2,570,848	0.50
$600,000.01 to $650,000	1	$647,906	0.13
$650,000.01 to $700,000	1	$687,787	0.14
	3,240	$509,239,714	100.00

Aggregate - ARM and Fixed $509,239,714

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.501 - 5.000	2	$250,158	0.05
5.001 - 5.500	17	$2,876,475	0.56
5.501 - 6.000	110	$21,847,704	4.29
6.001 - 6.500	348	$68,397,828	13.43
6.501 - 7.000	877	$155,098,140	30.46
7.001 - 7.500	642	$97,586,864	19.16
7.501 - 8.000	613	$86,890,723	17.06
8.001 - 8.500	330	$43,190,930	8.48
8.501 - 9.000	196	$23,400,690	4.60
9.001 - 9.500	71	$7,203,345	1.41
9.501 - 10.000	26	$1,959,786	0.38
10.001 - 10.500	6	$436,184	0.09
10.501 - 11.000	1	$55,936	0.01
11.001 - 11.500	1	$44,952	0.01
	3,240	$509,239,714	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	11	$754,359	0.15
121 - 180	142	$16,453,727	3.23
181 - 300	47	$5,812,420	1.14
301 - 360	3,040	$486,219,208	95.48
	3,240	$509,239,714	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	89	$10,440,645	2.05
50.01-55.00	42	$5,894,904	1.16
55.01-60.00	61	$8,982,864	1.76
60.01-65.00	101	$16,206,781	3.18
65.01-70.00	165	$28,203,625	5.54
70.01-75.00	277	$42,231,479	8.29
75.01-80.00	1,178	$186,869,658	36.70
80.01-85.00	458	$71,665,443	14.07

Aggregate - ARM and Fixed $509,239,714

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
85.01-90.00	697	$112,097,276	22.01
90.01-95.00	131	$20,932,348	4.11
95.01-100.00	41	$5,714,691	1.12
	3,240	$509,239,714	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	7	$660,205	0.13
AK	1	$59,890	0.01
AZ	78	$10,076,376	1.98
AR	5	$559,821	0.11
CA	760	$162,916,142	31.99
CO	55	$9,190,823	1.80
CT	33	$5,526,332	1.09
DE	8	$1,086,875	0.21
FL	409	$57,364,199	11.26
GA	64	$8,681,058	1.70
HI	6	$1,154,849	0.23
ID	20	$2,144,768	0.42
IL	166	$25,754,453	5.06
IN	99	$10,037,424	1.97
IA	13	$1,135,779	0.22
KS	23	$2,544,955	0.50
KY	33	$3,829,315	0.75
LA	20	$2,031,545	0.40
ME	3	$503,936	0.10
MD	51	$10,090,480	1.98
MA	65	$13,638,962	2.68
MI	93	$10,950,107	2.15
MN	61	$10,221,638	2.01
MS	12	$1,190,213	0.23
MO	64	$7,641,258	1.50
MT	2	$167,762	0.03
NE	5	$633,681	0.12
NV	45	$6,816,752	1.34
NH	8	$1,268,300	0.25

Aggregate - ARM and Fixed $509,239,714

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NJ	71	$13,597,804	2.67
NM	3	$204,825	0.04
NY	87	$16,579,028	3.26
NC	49	$6,121,375	1.20
ND	1	$69,419	0.01
OH	152	$17,799,904	3.50
OK	18	$1,991,413	0.39
OR	36	$4,671,260	0.92
PA	79	$10,165,536	2.00
RI	17	$2,485,590	0.49
SC	24	$3,182,835	0.63
SD	1	$106,236	0.02
TN	59	$5,830,054	1.14
TX	174	$20,315,993	3.99
UT	27	$3,666,003	0.72
VA	99	$15,274,439	3.00
WA	77	$12,198,490	2.40
WV	4	$575,003	0.11
WI	51	$6,330,984	1.24
WY	2	$195,627	0.04
	3,240	$509,239,714	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	1	$74,783	0.01
781 - 800	3	$592,114	0.12
761 - 780	19	$3,578,401	0.70
741 - 760	32	$5,403,736	1.06
721 - 740	62	$10,221,840	2.01
701 - 720	89	$14,035,143	2.76
681 - 700	158	$24,906,571	4.89
661 - 680	270	$44,105,134	8.66
641 - 660	421	$67,083,596	13.17
621 - 640	474	$73,758,053	14.48
601 - 620	476	$77,376,587	15.19
581 - 600	403	$64,638,532	12.69

Aggregate - ARM and Fixed $509,239,714

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
561 - 580	386	$58,914,528	11.57
541 - 560	246	$35,075,758	6.89
521 - 540	137	$19,873,916	3.90
501 - 520	63	$9,601,021	1.89
	3,240	$509,239,714	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	2,543	$394,758,903	77.52
PUD	256	$43,954,439	8.63
CONDO	184	$25,646,151	5.04
2 FAM	124	$22,255,944	4.37
3 FAM	36	$8,293,980	1.63
4 FAM	20	$4,280,863	0.84
SFA	31	$3,387,743	0.67
PUDA	19	$3,385,782	0.66
MANUF	19	$2,017,912	0.40
HI CONDO	8	$1,257,997	0.25
	3,240	$509,239,714	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	2,100	$335,599,901	65.90
PURCH	796	$121,785,018	23.92
REFI	344	$51,854,795	10.18
	3,240	$509,239,714	100.00

Aggregate - ARM and Fixed $509,239,714

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	3,062	$486,787,705	95.59
NOO	157	$20,159,142	3.96
2ND HM	21	$2,292,867	0.45
	3,240	$509,239,714	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	2,122	$314,458,817	61.75
STATED	1,074	$185,444,398	36.42
SIMPLE	44	$9,336,499	1.83
	3,240	$509,239,714	100.00

Gross Margin
(Excludes 1,070 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.001 - 2.000	1	$378,572	0.11
3.001 - 4.000	1	$128,365	0.04
4.001 - 5.000	82	$16,582,752	4.72
5.001 - 6.000	814	$141,027,191	40.18
6.001 - 7.000	856	$134,668,944	38.37
7.001 - 8.000	306	$43,691,219	12.45
8.001 - 9.000	96	$12,955,650	3.69
9.001 - 10.000	13	$1,458,835	0.42
10.001 - 11.000	1	$101,777	0.03
	2,170	$350,993,305	100.00

Next Rate Adjustment Date
(Excludes 1,070 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
07/04	1	$63,063	0.02
08/04	1	$210,401	0.06

Aggregate - ARM and Fixed $509,239,714

Next Rate Adjustment Date
(Excludes 1,070 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10/04	2	$272,090	0.08
12/04	1	$49,187	0.01
01/05	2	$397,332	0.11
02/05	1	$317,059	0.09
03/05	6	$1,211,907	0.35
04/05	20	$4,116,011	1.17
05/05	263	$39,928,088	11.38
06/05	844	$141,686,152	40.37
07/05	434	$66,890,112	19.06
08/05	4	$612,915	0.17
11/05	2	$202,216	0.06
01/06	2	$657,281	0.19
02/06	4	$827,047	0.24
03/06	11	$1,308,747	0.37
04/06	45	$8,714,527	2.48
05/06	105	$16,322,029	4.65
06/06	396	$63,254,379	18.02
07/06	15	$2,148,512	0.61
08/06	1	$242,800	0.07
05/08	3	$774,174	0.22
06/08	4	$503,698	0.14
07/08	3	$283,579	0.08
	2,170	$350,993,305	100.00

Range of Months to Roll
(Excludes 1,070 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
7 - 12	2	$273,464	0.08
13 - 18	10	$1,838,406	0.52
19 - 24	1,567	$253,642,446	72.26
25 - 31	63	$11,617,463	3.31
32 - 37	518	$82,060,076	23.38
56 - 61	10	$1,561,450	0.44
	2,170	$350,993,305	100.00

Aggregate - ARM and Fixed $509,239,714

Lifetime Rate Cap
(Excludes 1,070 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.501 - 11.000	1	$194,414	0.06
11.001 - 11.500	13	$2,124,685	0.61
11.501 - 12.000	39	$7,173,443	2.04
12.001 - 12.500	121	$24,190,666	6.89
12.501 - 13.000	385	$68,474,446	19.51
13.001 - 13.500	312	$51,556,378	14.69
13.501 - 14.000	451	$76,685,782	21.85
14.001 - 14.500	363	$53,220,562	15.16
14.501 - 15.000	267	$38,718,781	11.03
15.001 - 15.500	119	$17,148,357	4.89
15.501 - 16.000	71	$8,913,900	2.54
16.001 - 16.500	18	$1,894,388	0.54
16.501 - 17.000	8	$586,348	0.17
17.000 - 17.500	2	$111,155	0.03
	2,170	$350,993,305	100.00

Initial Periodic Rate Cap
(Excludes 1,070 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	4	$525,182	0.15
1.500	901	$153,539,538	43.74
3.000	1,257	$195,573,067	55.72
5.000	8	$1,355,518	0.39
	2,170	$350,993,305	100.00

Subsequent Periodic Rate Cap
(Excludes 1,070 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	1,220	$190,106,989	54.16

Aggregate - ARM and Fixed $509,239,714

Subsequent Periodic Rate Cap (Excludes 1,070 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.500	950	$160,886,317	45.84
	2,170	$350,993,305	100.00

Lifetime Rate Floor (Excludes 1,070 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	5	$1,156,652	0.33
5.001 - 6.000	115	$23,755,360	6.77
6.001 - 7.000	779	$143,197,809	40.80
7.001 - 8.000	827	$126,109,783	35.93
8.001 - 9.000	378	$50,233,215	14.31
9.001 - 10.000	59	$6,077,572	1.73
10.001 - 11.000	6	$417,961	0.12
11.001 - 12.000	1	$44,952	0.01
	2,170	$350,993,305	100.00

Group 1 - ARM and Fixed $127,305,046

Summary of Loans in Statistic Calculation Pool (As of Calculation Date)		Range		
Total Number of Loans	846			
Total Outstanding Loan Balance	$127,305,046			
Average Loan Balance	$150,479	$40,758	to	$498,121
WA Mortgage Rate	7.251%	5.000%	to	10.490%
Net WAC	6.370%	3.031%	to	9.981%
ARM Characteristics				
WA Gross Margin	6.381%	3.875%	to	10.340%
WA Months to First Roll	24	13	to	57
WA First Periodic Cap	2.324%	1.000%	to	3.000%
WA Subsequent Periodic Cap	1.236%	1.000%	to	1.500%
WA Lifetime Cap	13.758%	11.250%	to	16.999%
WA Lifetime Floor	7.275%	4.700%	to	10.490%
WA Original Term (months)	344	120	to	360
WA Remaining Term (months)	341	116	to	359
WA LTV	80.51%	26.32%	to	100.00%
WA FICO	617			
Percentage of Pool with Prepayment Penalties at Loan Orig	90.65%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 31.73%	SFD: 75.61%	FULL DOC: 75.00%	RFCO: 67.75%	OOC: 95.60%	A: 62.00%	0: 9.35%
FL: 11.65%	PUD: 9.75%	STATED: 23.32%	PURCH: 22.73%	NOO: 3.83%	A-: 18.51%	12: 5.04%
IL: 4.56%	2 FAM: 5.51%	SIMPLE: 1.68%	REFI: 9.52%	2ND: 0.57%	B: 13.14%	24: 40.05%
OH: 4.38%	CONDO: 4.27%				C: 5.44%	30: 0.39%
TX: 4.22%	3 FAM: 1.98%				C-: 0.47%	36: 40.54%
					D: 0.44%	48: 0.25%
						60: 4.39%

Group 1 - ARM and Fixed $127,305,046

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2/28 LIBOR	408	$62,036,556	48.73
3/27 LIBOR	127	$20,614,241	16.19
5/25 LIBOR	1	$104,097	0.08
FIXED 10YR	4	$334,980	0.26
FIXED 15YR	40	$5,019,185	3.94
FIXED 20YR	24	$3,235,942	2.54
FIXED 25YR	3	$798,096	0.63
FIXED 30YR	219	$31,804,639	24.98
FIX30/15 BAL	20	$3,357,310	2.64
	846	$127,305,046	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 25,000.01 to $50,000	10	$469,861	0.37
$ 50,000.01 to $75,000	99	$6,279,739	4.93
$ 75,000.01 to $100,000	144	$12,557,155	9.86
$100,000.01 to $150,000	255	$31,546,789	24.78
$150,000.01 to $200,000	155	$26,490,928	20.81
$200,000.01 to $250,000	84	$18,428,849	14.48
$250,000.01 to $300,000	49	$13,507,343	10.61
$300,000.01 to $350,000	24	$7,712,687	6.06
$350,000.01 to $400,000	15	$5,513,090	4.33
$400,000.01 to $450,000	8	$3,368,880	2.65
$450,000.01 to $500,000	3	$1,429,725	1.12
	846	$127,305,046	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.501 - 5.000	1	$126,567	0.10
5.001 - 5.500	5	$1,025,527	0.81
5.501 - 6.000	35	$7,170,107	5.63
6.001 - 6.500	81	$14,447,029	11.35
6.501 - 7.000	218	$37,132,680	29.17

Group 1 - ARM and Fixed $127,305,046

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
7.001 - 7.500	180	$26,621,574	20.91
7.501 - 8.000	161	$21,555,872	16.93
8.001 - 8.500	88	$11,200,189	8.80
8.501 - 9.000	46	$5,072,482	3.98
9.001 - 9.500	21	$2,189,003	1.72
9.501 - 10.000	8	$583,523	0.46
10.001 - 10.500	2	$180,493	0.14
	846	$127,305,046	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	4	$334,980	0.26
121 - 180	60	$8,376,495	6.58
181 - 300	27	$4,034,038	3.17
301 - 360	755	$114,559,533	89.99
	846	$127,305,046	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	23	$2,482,879	1.95
50.01-55.00	10	$1,558,685	1.22
55.01-60.00	14	$1,709,975	1.34
60.01-65.00	26	$4,368,271	3.43
65.01-70.00	43	$6,899,315	5.42
70.01-75.00	71	$10,647,544	8.36
75.01-80.00	296	$44,547,160	34.99
80.01-85.00	124	$18,415,230	14.47
85.01-90.00	184	$27,751,497	21.80
90.01-95.00	48	$7,963,844	6.26
95.01-100.00	7	$960,646	0.75
	846	$127,305,046	100.00

Group 1 - ARM and Fixed $127,305,046

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	1	$89,681	0.07
AZ	21	$2,859,859	2.25
CA	201	$40,399,901	31.73
CO	6	$876,374	0.69
CT	6	$991,480	0.78
DE	3	$505,401	0.40
FL	117	$14,825,974	11.65
GA	17	$1,989,102	1.56
ID	3	$264,648	0.21
IL	40	$5,804,657	4.56
IN	21	$2,042,121	1.60
IA	6	$590,474	0.46
KS	12	$980,164	0.77
KY	9	$987,531	0.78
LA	3	$341,101	0.27
ME	2	$319,250	0.25
MD	11	$1,941,654	1.53
MA	14	$3,202,310	2.52
MI	28	$3,212,215	2.52
MN	16	$2,545,492	2.00
MS	5	$331,829	0.26
MO	16	$1,870,147	1.47
NV	11	$1,353,163	1.06
NH	5	$689,481	0.54
NJ	20	$3,895,163	3.06
NY	26	$4,601,455	3.61
NC	12	$1,619,065	1.27
OH	44	$5,571,551	4.38
OK	5	$496,776	0.39
OR	8	$1,042,639	0.82
PA	18	$2,665,873	2.09
RI	3	$432,693	0.34
SC	9	$1,200,797	0.94
TN	14	$1,277,639	1.00
TX	46	$5,366,661	4.22
UT	3	$405,944	0.32
VA	31	$4,555,875	3.58
WA	21	$3,814,791	3.00
WI	11	$1,266,784	1.00

Group 1 - ARM and Fixed $127,305,046

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
WY	1	$77,331	0.06
	846	$127,305,046	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	1	$74,783	0.06
781 - 800	2	$477,295	0.37
761 - 780	3	$366,580	0.29
741 - 760	10	$1,296,814	1.02
721 - 740	13	$2,044,537	1.61
701 - 720	24	$3,959,719	3.11
681 - 700	34	$5,251,993	4.13
661 - 680	62	$9,939,014	7.81
641 - 660	103	$15,855,606	12.45
621 - 640	128	$20,079,673	15.77
601 - 620	120	$18,173,708	14.28
581 - 600	101	$14,334,443	11.26
561 - 580	124	$18,280,586	14.36
541 - 560	68	$9,772,190	7.68
521 - 540	35	$4,690,418	3.68
501 - 520	18	$2,707,685	2.13
	846	$127,305,046	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	650	$96,252,954	75.61
PUD	75	$12,408,745	9.75
2 FAM	39	$7,009,281	5.51
CONDO	46	$5,439,843	4.27
3 FAM	12	$2,521,628	1.98
PUDA	6	$1,263,721	0.99
4 FAM	5	$870,854	0.68
MANUF	6	$710,725	0.56

Group 1 - ARM and Fixed $127,305,046

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFA	5	$581,309	0.46
HI CONDO	2	$245,985	0.19
	846	$127,305,046	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	566	$86,253,755	67.75
PURCH	197	$28,933,541	22.73
REFI	83	$12,117,749	9.52
	846	$127,305,046	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	797	$121,708,403	95.60
NOO	44	$4,871,949	3.83
2ND HM	5	$724,694	0.57
	846	$127,305,046	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	637	$95,479,210	75.00
STATED	198	$29,692,433	23.32
SIMPLE	11	$2,133,402	1.68
	846	$127,305,046	100.00

Group 1 - ARM and Fixed $127,305,046

Gross Margin
(Excludes 310 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
3.001 - 4.000	1	$128,365	0.16
4.001 - 5.000	22	$4,458,745	5.39
5.001 - 6.000	197	$32,940,938	39.81
6.001 - 7.000	184	$27,546,188	33.29
7.001 - 8.000	99	$13,254,823	16.02
8.001 - 9.000	27	$3,794,423	4.59
9.001 - 10.000	5	$529,635	0.64
10.001 - 11.000	1	$101,777	0.12
	536	$82,754,894	100.00

Next Rate Adjustment Date
(Excludes 310 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10/04	1	$179,998	0.22
02/05	1	$317,059	0.38
03/05	2	$215,108	0.26
04/05	2	$287,042	0.35
05/05	80	$11,990,573	14.49
06/05	208	$33,860,307	40.92
07/05	113	$15,107,751	18.26
08/05	1	$78,716	0.10
11/05	1	$79,460	0.10
02/06	2	$378,692	0.46
03/06	2	$364,066	0.44
04/06	9	$1,723,793	2.08
05/06	21	$3,319,324	4.01
06/06	89	$14,266,160	17.24
07/06	3	$482,747	0.58
06/08	1	$104,097	0.13
	536	$82,754,894	100.00

Group 1 - ARM and Fixed $127,305,046

Range of Months to Roll
(Excludes 310 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
13 - 18	4	$712,166	0.86
19 - 24	404	$61,324,390	74.10
25 - 31	14	$2,546,011	3.08
32 - 37	113	$18,068,231	21.83
56 - 61	1	$104,097	0.13
	536	$82,754,894	100.00

Lifetime Rate Cap
(Excludes 310 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11.001 - 11.500	3	$450,639	0.54
11.501 - 12.000	15	$2,696,020	3.26
12.001 - 12.500	23	$4,152,992	5.02
12.501 - 13.000	79	$13,047,278	15.77
13.001 - 13.500	100	$15,219,565	18.39
13.501 - 14.000	109	$18,241,628	22.04
14.001 - 14.500	89	$12,973,106	15.68
14.501 - 15.000	66	$9,105,154	11.00
15.001 - 15.500	31	$4,720,244	5.70
15.501 - 16.000	10	$1,174,537	1.42
16.001 - 16.500	7	$716,290	0.87
16.501 - 17.000	4	$257,441	0.31
	536	$82,754,894	100.00

Initial Periodic Rate Cap
(Excludes 310 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	3	$423,347	0.51
1.500	211	$36,751,289	44.41
3.000	322	$45,580,258	55.08
	536	$82,754,894	100.00

Group 1 - ARM and Fixed $127,305,046

Subsequent Periodic Rate Cap
(Excludes 310 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	309	$43,747,859	52.86
1.500	227	$39,007,035	47.14
	536	$82,754,894	100.00

Lifetime Rate Floor
(Excludes 310 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	1	$289,577	0.35
5.001 - 6.000	31	$5,930,111	7.17
6.001 - 7.000	170	$30,300,069	36.61
7.001 - 8.000	222	$32,255,623	38.98
8.001 - 9.000	91	$11,848,507	14.32
9.001 - 10.000	19	$1,950,514	2.36
10.001 - 11.000	2	$180,493	0.22
	536	$82,754,894	100.00

Group 2 - ARM and Fixed $381,934,668

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

		Range		
Total Number of Loans	2,394			
Total Outstanding Loan Balance	$381,934,668			
Average Loan Balance	$159,538	$35,074	to	$687,787
WA Mortgage Rate	7.250%	5.000%	to	11.050%
Net WAC	6.423%	2.961%	to	10.241%
ARM Characteristics				
WA Gross Margin	6.296%	2.000%	to	9.800%
WA Months to First Roll	25	11	to	58
WA First Periodic Cap	2.356%	1.000%	to	5.000%
WA Subsequent Periodic Cap	1.227%	1.000%	to	1.500%
WA Lifetime Cap	13.728%	10.990%	to	17.075%
WA Lifetime Floor	7.239%	4.750%	to	11.050%
WA Original Term (months)	355	120	to	360
WA Remaining Term (months)	352	114	to	359
WA LTV	80.10%	20.00%	to	100.00%
WA FICO	620			
Percentage of Pool with Prepayment Penalties at Loan Orig	90.14%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 32.08%	SFD: 78.16%	FULL DOC: 57.33%	RFCO: 65.29%	OOC: 95.59%	A: 65.51%	0: 9.86%
FL: 11.14%	PUD: 8.26%	STATED: 40.78%	PURCH: 24.31%	NOO: 4.00%	A-: 17.20%	6: 0.02%
IL: 5.22%	CONDO: 5.29%	SIMPLE: 1.89%	REFI: 10.40%	2ND: 0.41%	B: 11.81%	12: 5.99%
TX: 3.91%	2 FAM: 3.99%				C: 4.88%	18: 0.03%
OH: 3.20%	3 FAM: 1.51%				C-: 0.48%	24: 40.45%
					D: 0.12%	30: 0.05%
						36: 39.28%
						48: 0.18%
						60: 4.15%

Group 2 - ARM and Fixed $381,934,668

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2/13 LIBOR	1	$51,838	0.01
2/28 LIBOR	1,170	$193,665,923	50.71
3/27 LIBOR	454	$73,063,297	19.13
5/10 LIBOR	1	$103,352	0.03
5/25 LIBOR	8	$1,354,001	0.35
FIXED 10YR	7	$419,379	0.11
FIXED 15YR	55	$5,248,159	1.37
FIXED 20YR	18	$1,530,021	0.40
FIXED 25YR	1	$163,574	0.04
FIXED 30YR	653	$103,576,454	27.12
FIX30/15 BAL	25	$2,673,882	0.70
FIX30/25 BAL	1	$84,787	0.02
	2,394	$381,934,668	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 25,000.01 to $50,000	35	$1,566,392	0.41
$ 50,000.01 to $75,000	270	$17,195,080	4.50
$ 75,000.01 to $100,000	346	$30,457,254	7.97
$100,000.01 to $150,000	700	$86,603,215	22.67
$150,000.01 to $200,000	426	$73,499,129	19.24
$200,000.01 to $250,000	287	$64,082,296	16.78
$250,000.01 to $300,000	149	$40,342,584	10.56
$300,000.01 to $350,000	76	$24,706,973	6.47
$350,000.01 to $400,000	54	$20,149,197	5.28
$400,000.01 to $450,000	30	$12,652,989	3.31
$450,000.01 to $500,000	14	$6,773,016	1.77
$500,000.01 to $550,000	5	$2,570,848	0.67
$600,000.01 to $650,000	1	$647,906	0.17
$650,000.01 to $700,000	1	$687,787	0.18
	2,394	$381,934,668	100.00

Group 2 - ARM and Fixed $381,934,668

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.501 - 5.000	1	$123,591	0.03
5.001 - 5.500	12	$1,850,948	0.48
5.501 - 6.000	75	$14,677,597	3.84
6.001 - 6.500	267	$53,950,799	14.13
6.501 - 7.000	659	$117,965,460	30.89
7.001 - 7.500	462	$70,965,290	18.58
7.501 - 8.000	452	$65,334,852	17.11
8.001 - 8.500	242	$31,990,741	8.38
8.501 - 9.000	150	$18,328,207	4.80
9.001 - 9.500	50	$5,014,342	1.31
9.501 - 10.000	18	$1,376,263	0.36
10.001 - 10.500	4	$255,690	0.07
10.501 - 11.000	1	$55,936	0.01
11.001 - 11.500	1	$44,952	0.01
	2,394	$381,934,668	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	7	$419,379	0.11
121 - 180	82	$8,077,232	2.11
181 - 300	20	$1,778,383	0.47
301 - 360	2,285	$371,659,675	97.31
	2,394	$381,934,668	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	66	$7,957,767	2.08
50.01-55.00	32	$4,336,219	1.14
55.01-60.00	47	$7,272,888	1.90
60.01-65.00	75	$11,838,510	3.10
65.01-70.00	122	$21,304,310	5.58
70.01-75.00	206	$31,583,935	8.27
75.01-80.00	882	$142,322,498	37.26
80.01-85.00	334	$53,250,213	13.94

Group 2 - ARM and Fixed $381,934,668

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
85.01-90.00	513	$84,345,779	22.08
90.01-95.00	83	$12,968,503	3.40
95.01-100.00	34	$4,754,045	1.24
	2,394	$381,934,668	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	6	$570,524	0.15
AK	1	$59,890	0.02
AZ	57	$7,216,517	1.89
AR	5	$559,821	0.15
CA	559	$122,516,241	32.08
CO	49	$8,314,449	2.18
CT	27	$4,534,852	1.19
DE	5	$581,473	0.15
FL	292	$42,538,225	11.14
GA	47	$6,691,955	1.75
HI	6	$1,154,849	0.30
ID	17	$1,880,120	0.49
IL	126	$19,949,796	5.22
IN	78	$7,995,303	2.09
IA	7	$545,305	0.14
KS	11	$1,564,791	0.41
KY	24	$2,841,784	0.74
LA	17	$1,690,445	0.44
ME	1	$184,686	0.05
MD	40	$8,148,826	2.13
MA	51	$10,436,652	2.73
MI	65	$7,737,892	2.03
MN	45	$7,676,146	2.01
MS	7	$858,384	0.22
MO	48	$5,771,112	1.51
MT	2	$167,762	0.04
NE	5	$633,681	0.17
NV	34	$5,463,589	1.43
NH	3	$578,819	0.15

Group 2 - ARM and Fixed $381,934,668

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NJ	51	$9,702,641	2.54
NM	3	$204,825	0.05
NY	61	$11,977,573	3.14
NC	37	$4,502,310	1.18
ND	1	$69,419	0.02
OH	108	$12,228,354	3.20
OK	13	$1,494,637	0.39
OR	28	$3,628,620	0.95
PA	61	$7,499,663	1.96
RI	14	$2,052,897	0.54
SC	15	$1,982,038	0.52
SD	1	$106,236	0.03
TN	45	$4,552,415	1.19
TX	128	$14,949,332	3.91
UT	24	$3,260,059	0.85
VA	68	$10,718,564	2.81
WA	56	$8,383,699	2.20
WV	4	$575,003	0.15
WI	40	$5,064,200	1.33
WY	1	$118,296	0.03
	2,394	$381,934,668	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
781 - 800	1	$114,818	0.03
761 - 780	16	$3,211,821	0.84
741 - 760	22	$4,106,922	1.08
721 - 740	49	$8,177,303	2.14
701 - 720	65	$10,075,424	2.64
681 - 700	124	$19,654,578	5.15
661 - 680	208	$34,166,120	8.95
641 - 660	318	$51,227,989	13.41
621 - 640	346	$53,678,380	14.05
601 - 620	356	$59,202,879	15.50
581 - 600	302	$50,304,089	13.17
561 - 580	262	$40,633,942	10.64

Group 2 - ARM and Fixed $381,934,668

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
541 - 560	178	$25,303,569	6.63
521 - 540	102	$15,183,497	3.98
501 - 520	45	$6,893,336	1.80
	2,394	$381,934,668	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	1,893	$298,505,949	78.16
PUD	181	$31,545,694	8.26
CONDO	138	$20,206,309	5.29
2 FAM	85	$15,246,662	3.99
3 FAM	24	$5,772,352	1.51
4 FAM	15	$3,410,009	0.89
SFA	26	$2,806,434	0.73
PUDA	13	$2,122,061	0.56
MANUF	13	$1,307,186	0.34
HI CONDO	6	$1,012,012	0.26
	2,394	$381,934,668	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	1,534	$249,346,145	65.29
PURCH	599	$92,851,477	24.31
REFI	261	$39,737,045	10.40
	2,394	$381,934,668	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	2,265	$365,079,302	95.59

Group 2 - ARM and Fixed $381,934,668

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NOO	113	$15,287,193	4.00
2ND HM	16	$1,568,173	0.41
	2,394	$381,934,668	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	1,485	$218,979,607	57.33
STATED	876	$155,751,965	40.78
SIMPLE	33	$7,203,096	1.89
	2,394	$381,934,668	100.00

Gross Margin
(Excludes 760 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.001 - 2.000	1	$378,572	0.14
4.001 - 5.000	60	$12,124,007	4.52
5.001 - 6.000	617	$108,086,254	40.29
6.001 - 7.000	672	$107,122,756	39.94
7.001 - 8.000	207	$30,436,396	11.35
8.001 - 9.000	69	$9,161,227	3.42
9.001 - 10.000	8	$929,199	0.35
	1,634	$268,238,411	100.00

Next Rate Adjustment Date
(Excludes 760 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
07/04	1	$63,063	0.02
08/04	1	$210,401	0.08
10/04	1	$92,092	0.03
12/04	1	$49,187	0.02
01/05	2	$397,332	0.15

Group 2 - ARM and Fixed $381,934,668

Next Rate Adjustment Date
(Excludes 760 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
03/05	4	$996,798	0.37
04/05	18	$3,828,968	1.43
05/05	183	$27,937,515	10.42
06/05	636	$107,825,845	40.20
07/05	321	$51,782,362	19.30
08/05	3	$534,199	0.20
11/05	1	$122,756	0.05
01/06	2	$657,281	0.25
02/06	2	$448,355	0.17
03/06	9	$944,680	0.35
04/06	36	$6,990,735	2.61
05/06	84	$13,002,705	4.85
06/06	307	$48,988,219	18.26
07/06	12	$1,665,766	0.62
08/06	1	$242,800	0.09
05/08	3	$774,174	0.29
06/08	3	$399,601	0.15
07/08	3	$283,579	0.11
	1,634	$268,238,411	100.00

Range of Months to Roll
(Excludes 760 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
7 - 12	2	$273,464	0.10
13 - 18	6	$1,126,240	0.42
19 - 24	1,163	$192,318,057	71.70
25 - 31	49	$9,071,452	3.38
32 - 37	405	$63,991,845	23.86
56 - 61	9	$1,457,353	0.54
	1,634	$268,238,411	100.00

Group 2 - ARM and Fixed $381,934,668

Lifetime Rate Cap
(Excludes 760 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.501 - 11.000	1	$194,414	0.07
11.001 - 11.500	10	$1,674,046	0.62
11.501 - 12.000	24	$4,477,423	1.67
12.001 - 12.500	98	$20,037,673	7.47
12.501 - 13.000	306	$55,427,168	20.66
13.001 - 13.500	212	$36,336,813	13.55
13.501 - 14.000	342	$58,444,154	21.79
14.001 - 14.500	274	$40,247,457	15.00
14.501 - 15.000	201	$29,613,627	11.04
15.001 - 15.500	88	$12,428,113	4.63
15.501 - 16.000	61	$7,739,364	2.89
16.001 - 16.500	11	$1,178,097	0.44
16.501 - 17.000	4	$328,907	0.12
17.000 - 17.500	2	$111,155	0.04
	1,634	$268,238,411	100.00

Initial Periodic Rate Cap
(Excludes 760 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	1	$101,835	0.04
1.500	690	$116,788,249	43.54
3.000	935	$149,992,809	55.92
5.000	8	$1,355,518	0.51
	1,634	$268,238,411	100.00

Subsequent Periodic Rate Cap
(Excludes 760 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	911	$146,359,130	54.56
1.500	723	$121,879,282	45.44
	1,634	$268,238,411	100.00

Group 2 - ARM and Fixed $381,934,668

Lifetime Rate Floor
(Excludes 760 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	4	$867,075	0.32
5.001 - 6.000	84	$17,825,249	6.65
6.001 - 7.000	609	$112,897,740	42.09
7.001 - 8.000	605	$93,854,161	34.99
8.001 - 9.000	287	$38,384,708	14.31
9.001 - 10.000	40	$4,127,059	1.54
10.001 - 11.000	4	$237,467	0.09
11.001 - 12.000	1	$44,952	0.02
	1,634	$268,238,411	100.00